British Telecommunications plc

Annual Report
and Form 20-F
2005

As a wholly-owned subsidiary of BT Group plc, British Telecommunications plc meets the conditions set forth in General Instruction (I)(1)(a) and (b) of Form 10-K as applied to reports on Form 20-F and is therefore filing this Form 20-F with the reduced disclosure format

Please see cautionary statement regarding forward-looking statements on page 82.
All customer numbers are given as at 31 March 2005, unless stated otherwise.
EBITDA = Earnings before interest, taxation, depreciation and amortisation. The definition, reconciliation and reasons for disclosing EBITDA are discussed in the Financial review.

This is the annual report for the year ended 31 March 2005. It complies with UK regulations and is the annual report on Form 20-F for the Securities and Exchange Commission to meet US regulations.

References to the "financial year" are to the year ended 31 March of each year, e.g. the "2005 financial year" refers to the year ended 31 March 2005. Unless otherwise stated, all non-financial statistics are at 31 March 2005.
Please see cautionary statement regarding forward-looking statements on page 82.
In this annual report, references to "BT", "BT plc", the "company", the "group", "us" or "we" are to
British Telecommunications plc and its subsidiaries, or any of them, as the context may require.

Business review

Introduction

British Telecommunications plc is a wholly owned subsidiary of BT Group plc and is BT Group plc's principal trading subsidiary.

BT Group plc is the listed holding company for an integrated group of businesses that provide voice and data services in the UK and elsewhere in Europe, the Americas and the Asia Pacific Region. British Telecommunications plc holds virtually all businesses and assets of the BT group.

Our aim is to increase shareholder value through service excellence, an effective brand, our large-scale networks and our existing customer base, and also through innovation in products, services and solutions. Our principal activities include networked IT services; local, national and international telecommunications services; and higher-value broadband and internet products and services.

BT consists principally of three lines of business: BT Retail, BT Wholesale and BT Global Services.

BT Retail and BT Wholesale operate almost entirely within the UK, addressing the consumer, business and wholesale markets, and offer a broad spectrum of communications products and services.

BT Global Services addresses the networked IT services needs of multi-site organisations including major companies with significant global requirements and large organisations in target local markets.

Group strategy

Our strategy is to build long-term partnerships with our customers. With their support, we aim to maximise the potential of our traditional business – through a combination of enhanced quality of service, creative marketing, innovative pricing and cost efficiency – while pursuing profitable growth by migrating our customers to new wave products and services such as networked IT services, broadband, mobility and managed services.

We are also exploring new ways of doing business and have, for example, set up a number of ventures to deliver new revenue streams by taking an innovative and entrepreneurial approach to our core business.

We have eight strategic imperatives, five of which are focused on generating new wave revenues, defending revenue in traditional markets and operating with maximum efficiency:
- build on our networked IT services capability
- deliver on broadband
- create convergent mobility solutions
- defend our traditional business vigorously
- drive for cost leadership.
  These are underpinned by three further imperatives:
- keep a relentless focus on improving customer satisfaction
- transform our network for the twenty-first century
- motivate our people and live the BT values.

Build on our networked IT services capability

Our strategy in the networked IT services market is to reinforce BT's position as a global player capable of competing with the world's best in selected growth markets. Our portfolio of services covers a number of key areas including IP (Internet Protocol) infrastructure, CRM (customer relationship management), security, applications, managed mobility, hosting and outsourcing.

Networked IT services for major corporate customers

As business applications are increasingly being networked, networks are seen as increasingly vital to productivity and competitive advantage.

We aim to deliver networked IT services globally to large business customers and other organisations (including the public and government sectors), giving them the communications tools they need for productivity and/or business improvement.

In the 2005 financial year, we secured networked IT services orders worth more than £7 billion.

Networked IT services for wholesale customers

We believe that the convergence of IT and communications technologies creates commercial opportunities for communications providers, and our strategy is to enable these providers to take full advantage of such opportunities.

We have a long and successful tradition of delivering network-based connectivity to the carrier and intermediate telecommunications markets throughout the UK, and have developed value-enhancing services and solutions.

Deliver on broadband

In the 2005 financial year, we continued our drive to enhance the awareness, availability and attractiveness of broadband and we are on target to bring broadband to exchanges serving 99.6% of UK homes and businesses by the summer of 2005. The UK now has the most extensive broadband network of all the countries in the G7 Group, according to telecommunications analyst Ovum.

We believe that the key issues in today's broadband markets are speed and price, but that, going forward, applications will increasingly prove to be a competitive differentiator.

Broadband for wholesale customers

In early April 2005, we reached our target of five million broadband lines, one year ahead of schedule. Since we first announced the target, take-up has continued to accelerate – whereas it took a year to reach our first million, the fifth million took just four months. Since September 2004, we have been connecting someone to broadband every ten seconds of every day. In total, 4,419 exchanges had been upgraded by the end of the 2005 financial year, reaching almost 97% of the UK's homes and businesses. Broadband is now one of the fastest growing consumer products of all time.

Broadband for consumers

As at 31 March 2005, in the highly competitive retail market, our share of consumer and business DSL broadband connections in the UK was 36% (1.75 million connections).

BT is the UK's leading service provider of broadband, offering a family of broadband packages designed to meet the diverse needs of our customers. Key packages include BT Broadband Basic and BT Broadband which offer rapid, always-on internet access; BT Yahoo! Broadband which also provides a fuller range of benefits, including multiple email addresses, virus protection, personalised music, parental controls, protection against unsolicited email and evolving applications and content; and BT Communicator with Yahoo! Messenger.

Broadband for business customers

We believe that the introduction of 2Mbit/s ADSL broadband as standard will help business customers maximise the major opportunities offered by online trading and teleworking.

BT Business Broadband remained the leading ISP for SMEs in the UK. At the end of the 2005 financial year, we had over 340,000 BT Business Broadband customers and were adding 250 a day. Almost 60% opt for such value-added services as the Internet Security Pack and the Internet Business Pack.

Create convergent mobility solutions

In a convergent world, individuals and businesses increasingly need to connect and communicate whenever and wherever they happen to be, using whatever devices they choose.

Our aim is to offer all our customers the right combination of the quality, reliability, cost advantages and bandwidth associated with fixed-line communications, and the convenience, personalisation and mobility associated with mobile communications.

In the 2005 financial year, we launched BT Mobile as an MVNO (mobile virtual network operator) running over the Vodafone network. Becoming an MVNO is fundamental to building our mobility customer base, driving the wireless broadband market and developing and delivering compelling convergence propositions and one converged customer experience.

Defend our traditional business vigorously

We face continued challenges in our traditional markets as a result of regulatory intervention, competition and a shift in our customers' buying patterns, as we provide them with higher-specification, high-value, new wave products.

Total fixed-to-fixed voice call minutes in the UK market as a whole declined by 3% in the 2005 financial year. This was driven by customers making use of alternatives such as mobile calls, email, instant messaging, corporate IPVPNs and VOIP.

However, the measurement of call minutes is less important to BT as customer take-up of pricing packages continues and we actively encourage the migration of customers to new wave services such as broadband.

Drive for cost leadership

We remain focused on financial discipline and our cost efficiency programmes achieved savings of around £400 million in the year. This has enabled us to invest in growing our new wave activities. We aim to deliver at least £300 million to £400 million of savings in each of the next three years.

We aim to deliver this by focusing on the cost of failure, complexity and duplication and by working smarter. For example, at 31 March 2005 we had 6.2 million on-line relationships with customers through bt.com and almost two million customers receiving e-bills. We continue to benchmark ourselves against the best in the industry and set targets accordingly.

Keep a relentless focus on improving customer satisfaction

Reducing customer dissatisfaction by 25% a year over three years, on a compound annual basis, to the 2005 financial year was a key target in our drive to deliver the highest levels of customer satisfaction. In the 2005 financial year, for the third year in a row, all lines of business reduced customer dissatisfaction levels. This result is based on quantitative customer research conducted by independent external agencies and represents a group-wide reduction of 23% on a compound annual basis over the past three years.

Transform our network for the twenty-first century
Our UK network today

BT has the most comprehensive communications network in the UK, with 684 local and 135 trunk processor units, more than 121 million kilometres of copper wire and more than seven million kilometres of optical fibre, and we have the most extensive IP backbone network in the UK. The network services we provide include Frame Relay, ATM (asynchronous transfer mode) and IPVPN.

Our global reach

BT has one of the broadest IP-enabled networks in Europe and our network-based services extend to and across North and South America and the Asia Pacific region, and are delivered locally through interconnect and supply agreements with regional carriers.

As at 31 March 2005, our flagship MPLS (multi-protocol label switching) product provides coverage and support to 72 countries from over 1,000 points of presence. MPLS revenues grew by 48% during the 2005 financial year.

Global customer service is provided via service and network management centres around the world, 24 hours a day, seven days a week.

Transforming our networks, systems and services for the twenty-first century

Our 21CN (21st century network) programme will lead to the simplification of BT's complex multiple networks, making it easier for us, and other operators who interconnect with BT's network, to deliver compelling converged services.

The 21CN programme has three broad goals:
■ to enhance the service experience, flexibility and value we provide to all our customers;
■ to accelerate the delivery of innovative new products and services to market; and
■ to reduce costs radically.

Technical trials began in the 2005 financial year. For example, we launched a voice transformation trial, moving voice traffic from the traditional PSTN (public switched telecommunications network) onto a IP network.

We made significant progress towards completing the detailed technical and architectural designs to support the implementation of 21CN.

Motivate our people and live the BT values

Our customers have a right to expect that we will understand their needs and live our brand values. This presents the 102,100 people employed by BT at 31 March 2005 with opportunities to develop innovative solutions, generate new business, drive efficiencies, and experience personal growth.

Our vision is of high-performing, engaged and motivated people who can make a difference for customers, shareholders, the company and themselves. Only by living our values – trustworthy, helpful, straightforward, inspiring and heart – will we deliver our strategy, keep our promises to our customers, seize new opportunities in new markets and re-invent our traditional business.

Property

At 31 March 2005, BT occupied approximately 6,600 properties, located principally in the UK. Most of this property portfolio is owned by Telereal Group, a 50/50 joint venture between Land Securities Trillium and William Pears Group.

The majority of these properties are specialised operational buildings. They mainly house exchange equipment and are needed as part of BT's continuing activities. Other, general purpose, properties consist chiefly of offices, depots and computer centres.

Our property strategy is to continue to reduce costs, at the same time as increasing usage and income generation.

In the year ending 31 March 2005, the group sublet approximately 21,000 sqm of additional office space, vacated 158,000 sqm of space ready for disposal and successfully disposed of Mondial House in London, achieving sales proceeds of £51 million.

Regulation in the UK

It is our policy to be fully compliant with the regulatory framework in which we operate. During the 2005 financial year, we continued to strengthen our compliance activities and, in addition, we have worked closely with compliance professionals in the telecommunications and other regulated industries in the UK to establish best practice. We have been in contact with European telecommunications companies with the intention of sharing ideas and best practice and bringing improvements to the UK market. Our compliance policy remains focused on ensuring that we continue to meet the obligations imposed by, or under, the UK's Communications Act 2003 (the Communications Act) and the Competition Act 1998 (the Competition Act) while competing fairly and vigorously within the rules.

Ofcom

The UK regulatory environment changed materially in July 2003, when the Communications Act came into force, bringing in a new regulator, the Office of Communications (Ofcom), and a new regulatory framework for electronic communications networks and services.

Ofcom was set up as a result of the increasing convergence between telecommunications, broadcasting and radio, to provide a single, seamless approach to regulation across the whole converging marketplace. It amalgamated the roles of five former regulatory agencies: the Director General of Telecommunications (Oftel), the Independent Television Commission, the Broadcasting Standards Commission, the Radio Authority and the Radiocommunications Agency.

Ofcom has a wide range of general and specific duties laid down in the Communications Act. Below is a summary of those duties and functions of particular relevance to BT's activities:
■ the principal duty to further the interests of citizens in relation to communications matters and, secondly, to further the interests of consumers, where appropriate, by promoting competition. In doing so, Ofcom must secure, among other things, the availability of a wide range of electronic communications services in the UK;
■ the duty to have regard to the principles under which its regulatory activities should be transparent, accountable, proportionate, consistent and appropriately targeted;
■ the duty to review regulatory burdens on a regular basis and ensure that they do not involve the imposition or maintenance of unnecessary burdens; and
■ the functions of setting conditions of entitlement, and enforcing those conditions. Ofcom's decisions are subject to appeal on the merits.

In carrying out its duties, Ofcom must consider promoting competition and the use of effective self-regulation, encouraging investment and innovation, and encouraging the availability and use of high-speed data services (including broadband).

Regulatory conditions
Under the new framework, based on 2003 EU Directives, providers may no longer be required to obtain licences before offering telecommunications services. Individual licences, such as that granted to BT in 1984, no longer exist. Instead, there is a general authorisation for the provision of electronic communications networks and services.

Regulation is applied through separate sets of conditions made by Ofcom, of which some apply to all relevant communications providers. Others are imposed individually on particular providers which, following a review of the relevant markets, are found to have "Significant Market Power" (SMP) or are designated as "Universal Service Providers". Other general obligations are set out in the Communications Act. The general and specific obligations that form BT's regulatory environment are described below.

Competition
The UK telecommunications market is fully open and highly competitive.

Although it is some years since the Telecommunications Act 1984 abolished the monopoly of the former statutory corporation, British Telecommunications, obligations placed on BT, including pricing regulation, network access, non-discrimination, the provision of universal service and cost accounting/ accounting separation, are generally more onerous than for other providers of electronic communications networks and services.

Non-UK regulation
BT must comply with the regulatory regimes in the countries in which we operate or wish to operate. The obligations placed on us and our suppliers continue to be relevant to our business models and have cost implications for our end-user services. These rules are generally applied by national regulatory authorities operating under a government mandate. The decisions of these bodies can have a material impact on our business models.

European Union
The degree to which the European Directives have been implemented varies by country. The general move towards the new regime continues in the original EU15 member states before enlargement, although in some of these countries, the implementation of the directives is progressing slowly. In most, but not all, of these EU15 member states, the primary legislation that will enable the introduction of the new regulatory regime is going through, or has been through, the legislative process. The processes of identification of operators with SMP and the subsequent setting of regulatory obligations on those

operators are mostly in progress. The EU10 accession member states are in the early stages of implementing these directives.

BT will not have universal service obligations outside the UK, although in certain member states we may be required to contribute towards an industry fund to pay for the cost of meeting universal service obligations in those countries. Any findings that BT has SMP in any non-UK market are not expected to have a material impact. We are lobbying the European Commission and other EU bodies with responsibility for electronic communications for consistent and timely implementation of the new directives and associated regulation.

The availability of cost-oriented access products from regulated incumbents remains an important element of our strategy around the world and we continue to press these incumbents, their national regulatory authorities and at the EU level for such access. Availability varies by country.

The European Commission is formally investigating the way the UK Government has set BT's property rates and those paid by Kingston Communications. The Commission is examining whether the Government has complied with EC Treaty rules on state aid in assessing BT's rates. BT's rates were set by the Valuation Office after lengthy discussions based on well established principles in a transparent process. In BT's view, any allegation of state aid is groundless and BT is confident that the Government will demonstrate the fairness of the UK ratings system. A finding against the UK Government could result in BT having to repay any state aid it may be determined to have received.

Rest of the world
The vast majority of the markets in which we operate around the world are regulated, and in the majority of these we have to obtain licences or other authorisations and comply with applicable conditions. The degree to which these markets are liberalised varies widely: while many are fully open to competition, others place restrictions on market entrants, such as the extent to which foreign ownership is permitted, or restrictions on the services which may be provided. The extent to which the national incumbent operator is effectively regulated also varies considerably. BT's ability to compete fully in some countries is therefore constrained.

Ofcom's Strategic Review of Telecommunications
Shortly after assuming its regulatory functions in December 2003, the Office of Communications (Ofcom) began conducting a Strategic Review of Telecommunications, the aim of which is to consider the scope for the further development of effective competition in the telecommunications sector.

The Review has found that although the UK telecommunications market has delivered significant benefits for consumers and businesses, the current market situation is not acceptable or desirable going forward. Consequently, Ofcom's second consultation put forward three options:

- withdrawal from regulation in favour of reliance on competition law;
- a market investigation reference to the Competition Commission under the Enterprise Act; or
- the delivery by BT to other industry participants of 'real equality of access'.

BT supports the concept of a settlement based on equality of access which would, in our view, be an ideal opportunity to focus regulation on economic bottlenecks and reduce it elsewhere; sweep away the 'regulatory mesh' that has grown up since 1984; and deliver regulatory stability and certainty, promoting the confidence that market participants need if they are to invest and innovate. Consequently, in our response to Ofcom's second consultation we put forward a package of proposals under which BT would make significant organisational and other changes to address issues of market confidence and transparency. We stressed that as part of this package, we would need Ofcom to take certain measures, notably to make a commitment to rapid and significant deregulation.

Ofcom is currently involved in discussions with BT and others aimed at assessing whether a settlement based on equality of access would be feasible. If it concludes it is not, it will consider adopting the second of the three options outlined above, ie an Enterprise Act reference.

Legal proceedings
The company does not believe that there are any pending legal proceedings which would have a material adverse effect on the financial position or operations of the group.

Proceedings have been initiated in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS auction. Blu, in which BT held a minority interest, participated in that auction process. The hearings are continuing in Rome. If the proceedings are successful, BT could be held liable, with others, for any damages. The company has concluded that it would not be appropriate to make a provision in respect of any such potential claim.

Financial review

Please see cautionary statement regarding forward-looking statements on page 82.

Introduction

The financial results for the 2005 and 2004 financial years reflect the continuing strong growth in new wave services as we derive value from transforming the business. Our results reflect the continuing transformation of our business operations and markets, in an environment where the pace of change is accelerating. We are driving the change by providing our customers with new technology and services with greater capabilities and lower cost. The focus on delivering the strategy continued and the group's performance benefited from the growth in new wave activities such as networked IT services, broadband, mobility and managed services and continued cost efficiency programmes. Our global networked IT services business is growing strongly and our global capabilities have been strengthened by the successful completion of the acquisitions of Albacom and Infonet in the 2005 financial year. Subsequent to the year end we also completed the acquisition of Radianz.

In this Financial review the commentary is focused principally on the trading results of BT plc before goodwill amortisation and exceptional items. Goodwill amortisation and exceptional items, by virtue of their size or nature, are excluded because they predominantly relate to corporate transactions rather than the trading activities of the group. This is also consistent with the way that financial performance is measured by management and we believe allows a meaningful comparison to be made of the trading results of the group during the period under review.

The goodwill amortisation and exceptional items are therefore analysed and discussed separately from the line of business results in this Financial review because they are considered to be a reflection of the corporate activity rather than the trading activity of the lines of business.

The following table shows the summarised profit and loss account which includes a reconciliation of the key performance measures before and after goodwill amortisation and exceptional items and is discussed further in this Financial review. The operating results by line of business are discussed in addition to the overall group results as we believe the activities and markets they serve are distinct and this analysis provides a greater degree of insight to investors.

Summarised profit and loss account

	2005	2004[a]
	£m	£m
Total turnover	**19,031**	18,914
Group's share of associates' and joint ventures' turnover	**(408)**	(395)
Group turnover	**18,623**	18,519
Other operating income	**171**	177
Operating costs	**(15,997)**	(15,817)
Group operating profit (loss):		
Before goodwill amortisation and exceptional items	**2,872**	2,898
Goodwill amortisation	**(16)**	(12)
Exceptional items	**(59)**	(7)
	2,797	2,879
Group's share of operating profit (loss) of associates and joint ventures	**(25)**	(34)
Total operating profit (loss):		
Before goodwill amortisation and exceptional items	**2,872**	2,890
Goodwill amortisation	**(16)**	(12)
Exceptional items	**(84)**	(33)
	2,772	2,845
Profit on sale of group undertakings and fixed asset investments	**358**	36
Profit on sale of property fixed assets	**22**	14
Net interest receivable/(payable)	**166**	(941)
Profit (loss) on ordinary activities before taxation:		
Before goodwill amortisation and exceptional items	**3,060**	2,022
Goodwill amortisation	**(16)**	(12)
Exceptional items	**274**	(56)
	3,318	1,954
Tax	**(815)**	(539)
Profit after taxation	**2,503**	1,415
Minority interests	**1**	8
Profit for the financial year	**2,504**	1,423

[a] Restated following adoption of UITF17 and UITF38 (see note 1 on page 34).

Group results

The pace of our transformation was demonstrated by the 32% growth of new wave turnover to £4,471 million compared to an increase of 30% in the 2004 financial year. New wave turnover represented 24% of group turnover compared to 18% in the 2004 financial year. New wave turnover is mainly generated from ICT solutions, broadband, mobility and managed services.

The growth in new wave turnover of 32% more than offset the 7% decline in traditional turnover. The continued decline in traditional turnover reflects regulatory intervention, competition, price reductions and also technological changes that we are using to drive customers from traditional services to new wave services, such as broadband and IPVPN. Turnover of £123 million was generated from acquisitions in the year.

In the 2004 financial year the growth in new wave turnover of 30% was more than offset by a 6% decline in turnover from the group's traditional businesses.

In the 2005 and 2004 financial years mobile operators were required to reduce their fees for terminating calls and these regulatory reductions were passed on to BT customers resulting in lower revenues but are profit neutral as payments to mobile operators were reduced by the same amount. In the 2005 financial year group turnover was up 3% (2004 – maintained) after excluding the £397 million (2004 – £219 million) impact of these regulatory reductions to mobile termination rates, respectively.

The table below analyses the group turnover by customer segment. Consumer includes the external turnover of BT Retail from consumer customers. Business includes the external turnover of BT Retail from SME (smaller and medium sized enterprise) customers. Major Corporate includes the external turnover of BT Retail major corporate customers, and the external turnover of BT Global Services, excluding global carrier. Wholesale includes the external turnover of BT Wholesale and BT Global Services' global carrier business.

Group turnover by customer segment

	2005 £m	2004 £m
Consumer	5,637	5,974
Business	2,464	2,600
Major corporate	6,101	5,881
Wholesale	4,396	4,030
Other	25	34
	18,623	18,519

Consumer turnover was 6% lower (4% excluding the impact of regulatory reductions to mobile termination rates) at £5,637 million. New wave consumer turnover increased by 85% to £412 million, driven by the continuing growth of broadband and mobility. Residential broadband connections almost doubled to 1,330,000 at 31 March 2005 and mobility connections increased by more than four

fold to 187,000 at 31 March 2005. BT has introduced several price cuts to its broadband packages throughout the year to ensure it remains a key player in this highly competitive market. In February 2005 we announced that our retail broadband customers would be able to receive broadband at speeds of up to 2Mbit/s (up to four times faster) at no extra cost. Traditional consumer turnover declined by 9% reflecting the impact of CPS (Carrier Pre Selection) and broadband substitution. BT's estimated residential market share, as measured by the volume of fixed to fixed voice minutes, declined by 6 percentage points to 64% compared to the 2004 financial year. The estimated market share, as measured by the volume of fixed to fixed voice minutes, is based on our actual minutes, market data provided by Ofcom and an extrapolation of the historical market trends.

The proportion of contracted revenues has been increasing, now approaching 63% (2004 – 58%) of total revenues, with the success of the BT Together packages and broadband. There are now 17.6 million BT Together customers and the number of customers on the frequent user packages continues to grow. The underlying 12 months rolling average revenue per customer household (net of mobile termination charges) of £256 was 4% lower than the 2004 financial year.

Turnover from smaller and medium-sized enterprise customers in the 2005 financial year reduced by 5% to £2,464 million compared to a reduction of 4% in the previous year. This decline reflects the continued penetration of CPS and the impact of customers switching from traditional telephony services to new wave services, including broadband. New wave turnover in this customer segment increased by 34% year on year driven mainly by the 40% growth in Business Broadband customers to 347,000 at 31 March 2005. The expansion of the BT Business Plan portfolio continued during the year with the number of locations increasing by 67% against last year to 445,000. This, together with our 83 BT Local Businesses, defended against some of the decline in traditional turnover.

Major corporate (UK and international) turnover increased by 4% to £6,101 million in the 2005 financial year (2% excluding the effect of acquisitions and the impact of regulatory reductions to mobile termination rates) with the growing new wave turnover more than offsetting the decline in traditional services. This reflects the continued migration from traditional voice only services to managed ICT solutions contracts and an increase in mobility and broadband turnover. New wave turnover now represents almost half (48%) of all Major corporate turnover compared to 42% in the 2004 financial year. ICT contract wins amounted to more than £7 billion in both the 2005 and 2004 financial years. The largest win in 2005 was a contract with Reuters expected to be worth up to £1.5 billion over eight and a half years and in 2004 the major wins were three NHS contracts expected to be worth more than £2 billion and forming an integral part of the National Programme for Information Technology in the NHS.

Wholesale (UK and global carrier) turnover in the 2005 financial year increased by 9% (16% excluding the impact of regulatory reductions to mobile termination rates) to £4,396 million. New wave turnover in the UK wholesale business increased by 84% driven by broadband and managed services after growing by 54% in the 2004 financial year. The global carrier business turnover increased by 5% following a decline of 5% in the 2004 financial year. This reflects the increases in termination revenues in Europe partly offset by the anticipated decline in AT&T revenues.

We reached 5 million broadband DSL connections in early April 2005 which is a year ahead of our target and represents an increase of 126% from 31 March 2004.

Group operating costs before goodwill amortisation and exceptional items increased by 1% to £15,922 million. The operating costs from acquisitions were £134 million in the 2005 financial year. Excluding acquisitions, group operating costs before goodwill amortisation and exceptional items were flat. We remain focused on financial discipline and our cost efficiency programmes achieved savings of about £400 million in the 2005 financial year. This has enabled us to invest in growing our new wave activities. We aim to deliver at least £300 million to £400 million of savings in each of the next three years.

Net staff costs, excluding leaver costs of £166 million, increased by £27 million to £3,557 million due to the additional staff required to service ICT contracts. Net staff costs in the 2004 financial year, excluding leaver costs of £202 million, were £3,530 million. Payments to other telecommunications operators were £3,725 million, a decrease of 6% mainly reflecting the impact of mobile termination rate reductions offset partly by higher volumes. Other operating costs before goodwill amortisation and exceptional items increased by 9% to £5,634 million. This reflects not only the cost of supporting new ICT contracts, but also investment in new wave activities, including strengthening our networked IT services delivery capabilities outside the UK, higher marketing costs and higher subscriber acquisition costs.

Group operating profit before goodwill amortisation and exceptional items at £2,872 million was 1% lower than the prior year mainly reflecting the cost of supporting new ICT contracts and investment in new wave activities. Group operating profit margins before goodwill amortisation and exceptional items were relatively steady year on year at 15.4% and 15.6% in the 2005 and 2004 financial years, respectively.

BT's share of associates' and joint ventures' operating results before goodwill amortisation and exceptional items was £nil, compared to losses of £8 million in the 2004 financial year.

Net interest receivable before exceptional items was £166 million, compared to net interest payable of £886 million in the 2004 financial year. In the 2005 financial year interest was charged on balances due from and to the parent and ultimate parent undertakings for the first time, amounting to a net receivable of £967 million.

The above factors resulted in the group achieving a profit before taxation, goodwill amortisation and exceptional items of £3,060 million in the 2005 financial year, an increase of 51%. The improvement reflects the underlying operating performance of the group and the net interest income.

The taxation charge for the 2005 financial year was £831 million on the profit before goodwill amortisation and exceptional items, an effective rate of 27.2% compared to 28.1% last year. The improvement in the effective tax rate reflects the tax efficient investment of surplus cash and continued improvement in the tax efficiency within the group.

Line of business summary

	Group turnover		Group operating profit (loss)		Goodwill amortisation		Exceptional charges (credits)	
	2005 £m	2004 £m	2005 £m	2004 £m[a]	2005 £m	2004 £m	2005 £m	2004 £m
BT Retail	12,562	12,940	1,115	1,231	5	1	–	–
BT Wholesale	8,979	8,883	1,940	1,884	–	–	–	(1)
BT Global Services	6,381	5,782	(4)	(116)	11	11	–	–
Other	25	35	(254)	(120)	–	–	59	8
Intra-group	(9,324)	(9,121)	–	–	–	–	–	–
Group totals	18,623	18,519	2,797	2,879	16	12	59	7

[a] Restated following adoption of UITF17 and UITF38 (see note 1 on page 34)

Line of business results

In the following commentary, we discuss the operating results of the group for the 2005 and 2004 financial years in relation to the lines of business.

There is extensive trading between the lines of business and their profitability is dependent on the transfer price levels. The intra-group trading arrangements and operating assets are subject to review and have changed in certain circumstances. Where that is the case the comparative figures have been restated to reflect those changes.

The line of business results are presented and discussed before goodwill amortisation and exceptional items, for the reasons set out above, to provide a meaningful comparison of the trading results between the financial years under review. Goodwill amortisation and exceptional items are discussed separately in a group context in this Financial review.

In addition to measuring financial performance of the lines of business based on the operating profit before goodwill amortisation and exceptional items, management also measures the operating financial performance of the lines of business based upon the EBITDA before exceptional items. EBITDA is defined as the group operating profit before depreciation and amortisation. This may not be directly comparable to the EBITDA of other companies as they may define it differently. EBITDA excludes depreciation and amortisation, both being non cash items, from group operating profit and is a common measure, particularly in the telecommunications sector, used by investors and analysts in evaluating the operating financial performance of companies.

EBITDA before exceptional items is considered to be a good measure of the operating performance because it reflects the underlying operating cash costs by eliminating depreciation and amortisation and excludes non-recurring exceptional items that are predominantly related to corporate transactions. EBITDA is not a direct measure of the group's liquidity, which is shown by the group's cash flow statement and needs to be considered in the context of the group's financial commitments. A reconciliation of EBITDA before exceptional items to group operating profits (losses) by line of business and for the group is provided in the table across the page above. Trends in EBITDA before exceptional items are discussed for each line of business in the following commentary.

BT Retail	2005 £m	2004 £m
Group turnover	12,562	12,940
Gross margin	3,300	3,517
Sales, general and administration costs[a]	2,051	2,123
Group operating profit[a]	1,120	1,232
EBITDA[a]	1,249	1,394
Capital expenditure	154	118

[a] Before goodwill amortisation and exceptional items

BT Retail's results demonstrated a continued strategic shift towards new wave products with growth in networked IT services, broadband and mobility products. Despite the substitution by new wave products, traditional turnover was defended by changes in pricing structure and packages to benefit frequent users and marketing campaigns focusing on key customer service promises. In the consumer market BT changed the basic voice offering on 1 July 2004 so that all standard customers were placed onto BT Together option 1 thereby lowering call prices to approximately 9 million customers. As at 31 March 2005, 17.6 million customers were on BT Together packages. In the business market the focus remains on placing customers on commitment packages whereby lower call prices are received for annual committed spend. By 31 March 2005 there were 445,000 Business Plan sites, up 67% in the year. Cost transformation continues to successfully reduce the cost base of the traditional business, allowing investment in new wave products and services.

BT Retail's turnover decreased by 3% to £12,562 million. The growth in new wave turnover of 28% (2004 – 29%) was more than offset by the decline in traditional turnover driven by the impact of regulation and competition. After adjusting for the regulatory impact of the reduction in mobile termination rates, turnover declined by 2% (2004 – 1%). Turnover for the two years is summarised as follows:

Group operating profit (loss) before goodwill amortisation and exceptional items		Depreciation		Amortisation of intangible assets		EBITDA before exceptional items		
2005 £m	2004 £m[a]	2005 £m	2004 £m	2005 £m	2004 £m	2005 £m	2004 £m[a]	
1,120	1,232	**129**	162	–	–	**1,249**	1,394	BT Retail
1,940	1,883	**1,909**	1,919	–	–	**3,849**	3,802	BT Wholesale
7	(105)	**567**	610	**6**	3	**580**	508	BT Global Services
(195)	(112)	**229**	230	–	–	**34**	118	Other
–	–	**–**	–	**–**	–	**–**	–	Intra-group
2,872	2,898	**2,834**	2,921	**6**	3	**5,712**	5,822	Group totals

[a] Restated following adoption of UITF17 and UITF38 (see note 1 on page 34)

BT Retail turnover	2005 £m	2004 £m
Voice services	**8,054**	8,906
Intermediate products	**1,728**	1,868
Traditional	9,782	10,774
ICT	**1,978**	1,734
Broadband	**541**	307
Mobility	**184**	84
Other	**77**	41
New wave	2,780	2,166
Total	12,562	12,940

Voice services comprise calls made by customers on the BT fixed line network in the UK, analogue lines, equipment sales, rentals and other business voice products. Overall turnover from voice services was 10% lower in the year (8% excluding the impact of regulatory reductions to mobile termination rates) after a decrease of 7% in the 2004 financial year. The reduction includes the effect of continued migration to broadband with a 25% fall in dial up minutes over the year, a reduction in market share reflecting regulatory and competitive pressure and a decline in the overall fixed to fixed calls market.

Turnover from intermediate products of £1,728 million decreased by 7% after decreasing by 6% in the 2004 financial year. The reduction was mainly driven by the continued decline in private circuits and ISDN as customers migrate to new wave products including broadband and IPVPN. As a result of regulatory changes, partial private circuits used by UK fixed network operators are no longer provided by BT Retail, but are provided as a BT Wholesale product. Private circuit revenues declined by £68 million in the year.

New wave turnover grew by 28% to £2,780 million compared to growth of 29% in the 2004 financial year. New wave turnover accounted for 22% of BT Retail's turnover in the year compared to 17% in the 2004 financial year. ICT solutions are the main component and increased by 14% to £1,978 million after an increase of 15% in the 2004 financial year reflecting the growth in new IP based services and solutions contracts. Broadband turnover grew by 76% to £541 million after an increase of 134% in the 2004 financial year. The growth of broadband continues to accelerate with 1,752,000 BT Retail connections at 31 March 2005, an increase of 81% over last year. BT Retail had net additions of 785,000 broadband customers in the year, a 29% share of the broadband DSL market additions. Turnover from mobility services increased by 119% after doubling in the 2004 financial year. BT Mobile had over 372,000 contract mobile connections at 31 March 2005, an increase of 158% from 31 March 2004. BT Openzone has grown significantly this year with paid minutes across the network almost four times higher and the number of access sites is now over 20,000 worldwide. Other new wave turnover has grown by 88% primarily driven by revenues from BT Phone Books (now covering 171 different regions) increasing to £65 million.

The total number of BT Retail lines, which includes voice, digital and broadband, was flat at 30 million at 31 March 2005, reflecting the continued growth in broadband offset by the declining PSTN lines.

The gross margin percentage decreased by 0.9 percentage points after a decrease of 0.2 percentage points in the 2004 financial year. The decline primarily reflects the change in revenue mix from traditional business to lower margin new wave services. As the broadband and mobility customer base grows, the additional subscriber acquisition costs are written off as incurred. In addition, the creation and development of new value added services resulted in increased development costs.

Gross margin is turnover less costs directly attributable to the provision of the products and services reflected in turnover in the period. Selling, general and administration costs are those costs that are ancillary to the business processes of providing products and services and are the general business operating costs. BT Retail analyses its costs in this manner for management purposes in common with other retail organisations and it has set target savings for selling, general and administration costs.

Cost transformation programmes generated selling, general and administration cost savings of £124 million before leaver costs in the traditional business (£27 million net of new wave investment). The savings in the year were driven by cost reduction programmes focused on 'Elimination of Failure' in end to end processes, particularly through initiatives in the customer contact centres. Additionally, sustainable cost reduction programmes targeted the identification and removal of inefficiencies and duplication. The majority of these initiatives were targeted at people related costs, with significant savings in billing, IT operations and other support functions. In the 2004 financial year savings of £228 million before leaver costs were also driven by a reduction in people related expenses, initiatives to improve the billing platform and cost reduction programmes focusing on improving service quality in customer contact centres and optimising processes across BT Retail.

The number of employees in BT Retail at 31 March 2005 and 31 March 2004 was 39,500 and 41,500, respectively.

BT Retail's EBITDA before exceptional items and goodwill amortisation declined by 10% to £1,249 million after showing a decline in the 2004 financial year of 2%. The increased rate of decline in the 2005 financial year is due to a 9% fall (compared to 7% in 2004 financial year) in traditional turnover coupled with increased investment in new wave activities, particularly in mobility and broadband, that laid the foundations for further growth in new wave activities. In the 2004 financial year, cost savings more than offset the decline in turnover and the impact on margins of the product mix.

Capital expenditure for the 2005 financial year was £154 million, an increase of 31%, mainly due to increased expenditure on software.

BT Wholesale	2005 £m	2004 £m
Group turnover	8,979	8,883
Gross variable profit[a]	6,817	6,791
Group operating profit[a]	1,940	1,883
EBITDA[a]	3,849	3,802
Capital expenditure	1,973	1,809

[a] Before goodwill amortisation and exceptional items

BT Wholesale is the line of business within BT that provides network services and solutions within the UK. Its customers include communications companies, fixed and mobile network operators, internet and other service providers. The customer base includes BT's lines of business, BT Retail and BT Global Services. The majority of BT Wholesale's turnover is internal (2005 – 58%, 2004 – 61%) and mainly represents trading with BT Retail. External turnover is derived from providing wholesale products and solutions to other operators interconnecting with BT's UK fixed network.

Turnover totalled £8,979 million, an increase of 1% over the 2004 financial year, after a reduction of 4% in the 2004 financial year.

External turnover increased by 10% to £3,812 million (an increase of 17% excluding the impact of regulatory price reductions to mobile termination rates). This follows a decline of 1% in the 2004 financial year (an increase of 2% excluding the impact of regulatory price reductions to mobile termination rates). The increase in the 2005 financial year reflects particularly strong growth in new wave revenues, mainly broadband. The regulatory price

reductions on mobile termination rates have no impact on profitability.

External turnover from traditional products increased by 1% compared to a decline of 5% in the 2004 financial year. Excluding the impact of regulatory price reductions to mobile termination rates, turnover was up 10% compared to a decline of 2% in the 2004 financial year. The growth in traditional turnover was mainly driven by growth in private circuits, wholesale access and interconnect traffic. Turnover from partial private circuits of £191 million increased by 26% after an increase of 43% in the 2004 financial year. This reflects the continuing trend of customers migrating from lower bandwidth products to less expensive alternatives such as partial private circuits and short haul data services. Substitution to broadband has resulted in the continued declining trend in Flat Rate Internet Access Call Origination revenues with turnover of £57 million in the year (2004 – £78 million). Wholesale access revenues increased by £65 million as a result of increased volumes from other service providers. Conveyance and low margin transit revenues of £2,014 million decreased by 2% and decreased by 1% in the 2004 financial year with the impact of regulatory price reductions being offset by increased call volumes.

New wave turnover, including broadband and managed services, at £664 million, showed strong growth of 84% following growth of 54% in the 2004 financial year. Broadband revenues grew by 158% year on year. Wholesale broadband DSL lines more than doubled during the 2005 financial year and reached 5 million DSL lines in the first week of April 2005 which is a year ahead of our target.

Internal turnover decreased by 4% to £5,167 million after a decrease of 6% in the 2004 financial year. The reduction reflects the impact of lower volumes of calls, lines and private circuits, and lower regulatory prices being reflected in internal charges.

Gross variable profit of £6,817 million marginally increased compared to £6,791 million for the 2004 financial year.

Network and selling, general and administration costs excluding leaver costs decreased by £20 million, following a decrease of £174 million in the 2004 financial year. Activity levels in the network, driven by broadband volumes, have increased in both the 2005 and 2004 financial years. The financial impact of this increased activity has been mitigated by a series of cost reduction programmes focusing on efficiency, discretionary cost management and process improvements.

The number of employees in BT Wholesale at 31 March 2005 and 31 March 2004 was 28,300 and 27,800, respectively.

EBITDA before exceptional items at £3,849 million was 1% higher than in the 2004 financial year following a reduction of 5% in the 2004 financial year. EBITDA margins before exceptional items were maintained at 43%

across both financial years. Leaver costs were £45 million in the 2005 financial year (2004 – £46 million).

Depreciation costs were broadly flat at £1,909 million (2004 – £1,919 million).

Operating profit before goodwill amortisation and exceptional items at £1,940 million increased by 3%. This was after a reduction of 9% in the 2004 financial year. The operating profit margin, before exceptional items, remained broadly flat at 21.6% and 21.2% in the 2005 and 2004 financial years, respectively.

Capital expenditure on plant and equipment at £1,973 million increased by 9% and follows an increase of 10% in the 2004 financial year. This reflects increased expenditure to support the rapid growth in broadband and investment to support the transformation of the group's network.

BT Global Services	2005 £m	2004 £m
Group turnover	6,381	5,782
Group operating profit (loss)[a]	7	(105)
EBITDA[a]	580	508
Capital expenditure	628	479

[a] Before goodwill amortisation and exceptional items

BT Global Services supplies managed services and solutions to multi-site organisations worldwide – our core target market is 10,000 multi-site organisations including major companies with significant global requirements, together with large organisations in target local markets. We provide them with global reach and a complete range of networked IT services.

Our extensive global communications network and strong strategic partnerships enable us to serve customers in the key commercial centres of Europe, North America and the Asia Pacific region.

Our global communications services portfolio includes: desktop and network equipment and software; transport and connectivity; managed LAN (local area network), WAN (wide area network) and IPVPN (internet protocol virtual private network) services; managed mobility; applications hosting; storage and security services; and business transformation and change management services.

BT Global Services' turnover was £6,381 million, including £111 million from the Albacom and Infonet businesses acquired in the final quarter of the year. This represents an underlying increase of 8% compared to the 2004 financial year. BT Global Solutions' turnover grew by 17% to £3,202 million, following growth of 14% in the 2004 financial year, reflecting the conversion of the strong order book. BT Consulting & Systems Integration performed strongly with turnover of £824 million, representing an increase of 14% over the prior year (2004 – 16%). The growth includes the impact of the NHS contracts won in 2004. In the 2005 and 2004 financial years contract wins from managed ICT solutions

amounted to more than £7 billion. BT Global Products' turnover grew by 4% to £1,897 million (2004 – 9%) and continues to reflect the growth of MPLS (Multi Protocol Label Switching). BT Global Carrier turnover increased by 2% to £981 million, reversing the decline of 1% seen in the 2004 financial year. The increase in 2005 reflects the increases in termination revenues in Europe partly offset by the anticipated decline in AT&T revenues.

The increase in turnover, together with lower network and selling, general and administration costs, helped generate improvements in EBITDA before exceptional items of 14% to £580 million, following an improvement of 113% in the 2004 financial year. The 2005 and 2004 financial years include leaver costs of £33 million and £33 million, respectively. Headcount increased by 16% to 24,600 in the 2005 financial year which includes the expected increase in resources associated with strengthening the overseas network centric solutions delivery capabilities and an increase in headcount to service the increased ICT contract base.

The 2005 financial year saw Global Services deliver its first ever full year operating profit before goodwill amortisation and exceptional items, at £7 million, an improvement of £112 million over the previous year. The acquisitions contributed an operating loss of £10 million since acquisition in the final quarter of the 2005 financial year.

Capital expenditure was £628 million, an increase of 31% from £479 million in the 2004 financial year, mainly due to expenditure on the NHS contracts won in 2004.

Operating costs
Total operating costs increased by 1% to £15,997 million although they were flat year on year excluding the impact of acquisitions. Our cost efficiency programmes achieved savings of around £400 million in the 2005 financial year which has enabled us to invest in growing our new wave activities.

The increase in total costs reflects the cost of supporting new ICT contracts, including strengthening our networked IT services delivery capabilities outside the UK, higher marketing costs and higher subscriber acquisition costs. As a percentage of group turnover, operating costs, excluding goodwill amortisation and exceptional items, were 86% (2004 – 85%). In both financial years, net exceptional costs were incurred. These amounted to £59 million and £7 million in the 2005 and 2004 financial years, respectively. These exceptional costs are considered separately in the discussion which follows.

Operating costs	2005 £m	2004 £m[a]
Staff costs	4,445	4,409
Own work capitalised	(722)	(677)
Depreciation	2,834	2,921
Goodwill and other intangibles amortisation	22	15
Payments to telecommunications operators	3,725	3,963
Other operating costs	5,634	5,179
Total operating costs before exceptional costs	15,938	15,810
Net exceptional costs	59	7
Total operating costs	15,997	15,817

[a] Restated – see note 1

Staff costs increased by 1% to £4,445 million and the number of staff employed increased by 2,200 to 102,100 at 31 March 2005. The increase in the 2005 financial year was mainly due to the additional staff required to service ICT contracts and the acquisitions of Albacom and Infonet. The increase in headcount and pay rates was offset by lower early leaver costs.

The allocation for the employee profit share scheme, included within staff costs, was £11 million (2004 – £20 million).

Early leaver costs of £166 million were incurred compared with £202 million in the 2004 financial year.

The depreciation charge decreased by 3% to £2,834 million after also decreasing by 3% in the 2004 financial year.

Goodwill amortisation in respect of subsidiaries and businesses acquired and amortisation of other intangibles totalled £22 million compared with £15 million in the 2004 financial year.

Payments to other telecommunications operators decreased by 6% to £3,725 million. The decrease mainly reflects the impact of mobile termination rate reductions offset by higher volumes.

Other operating costs before goodwill amortisation and exceptional items increased by 9% to £5,634 million. This reflects not only the cost of supporting new ICT contracts, but also investment in new wave activities, including strengthening our networked IT services delivery capabilities outside the UK, higher marketing costs and higher subscriber acquisition costs.

The exceptional items within operating costs are shown in the table below.

Exceptional operating costs	2005 £m	2004 £m
Property rationalisation costs	59	–
Rectification costs	–	30
BT Wholesale bad debt release	–	(23)
Total exceptional operating costs	59	7

Net exceptional operating costs of £59 million are property rationalisation charges recognised in relation to the group's provincial office portfolio. This rationalisation programme is expected to continue through next year giving rise to further rationalisation costs. In the 2004 financial year, net exceptional operating costs included the rectification costs relating to a major incident offset by the £23 million release of the surplus exceptional bad debt provisions made in the 2002 financial year.

Group operating profit
Group operating profit before goodwill amortisation and the exceptional items described above, of £2,872 million was 1% lower than in the 2004 financial year. This reflects the increased operating costs, described above.

Total group operating profit for the 2005 financial year was £2,797 million compared to a profit of £2,879 million in the 2004 financial year.

Associates and joint ventures
The results of associates and joint ventures are shown below:

	2005 £m	2004 £m
Share of turnover	408	395
Share of operating (loss) profit before goodwill amortisation and exceptional items	–	(8)

The principal contributors to turnover in the 2005 financial year were LG Telecom in Korea (£251 million, 2004 – £196 million) and Albacom in Italy (£97 million, 2004 – £147 million). In February 2005 Albacom became a wholly owned subsidiary of the group when the remaining 74% interest was acquired.

The group's share of its ventures' operating profits before goodwill amortisation and exceptional items was £nil. This compares to a loss of £8 million in the 2004 financial year.

Exceptional items within the operating (losses) profits from joint ventures and associates are as follows:

	2005 £m	2004 £m
Impairment of assets in joint ventures and associates	25	–
Goodwill impairment	–	26
Total exceptional operating costs (credits)	25	26

BT incurred an exceptional impairment charge of £25 million, being BT's share of a write down of Albacom's assets prior to Albacom becoming a subsidiary. In the 2004 financial year, BT charged its share of an exceptional goodwill impairment made by Albacom, amounting to £26 million.

Goodwill amortisation was £nil in both the 2005 and 2004 financial years.

Total operating profit (loss)
Total operating profit before goodwill amortisation and exceptional items of £2,872 million was 1% lower than in the 2004 financial year. The movement in total operating profit was due to the factors explained above.

Total operating profit was £2,772 million, including BT's share of the operating results of its associates and joint ventures. This compared to £2,845 million for the 2004 financial year. The reduction in total operating profit reflects the reduction in associates' and joint ventures' profits offset by cost efficiency savings, the strong performance of BT Global Services and lower leaver costs.

Profit on sale of group undertakings and fixed asset investments
During the 2005 financial year, the net proceeds for disposals totalled £560 million and the profit before tax from disposal of non-core investments totalled £358 million. In January 2005 BT sold its 4% interest in Intelsat for net proceeds of US$120 million (£64 million) which resulted in a profit on disposal of £46 million. In December 2004 BT sold its 15.8% interest in Eutelsat SA for net proceeds of £356 million resulting in a profit on disposal of £236 million. In November 2004 BT completed the sale of its 11.9% shareholding in StarHub Pte Ltd for net proceeds of £77 million resulting in a profit on disposal of £38 million.

In the 2004 financial year the consideration for disposals totalled £133 million and the profit before tax from disposals totalled £36 million. This was principally in relation to the disposal of the group's 7.8% interest in Inmarsat which was sold for £67 million realising a profit on disposal of £32 million.

Interest charge
Net interest receivable of £166 million included net interest receivable from the parent and ultimate parent undertaking of £967 million. The intercompany loan became interest bearing from 1 April 2004. In the 2004 financial year there was a net interest charge of £941 million. The year on year change reflects the intercompany interest and lower net debt.

Profit (loss) before taxation
The group's profit before taxation was £3,318 million, compared with a profit of £1,954 million in the 2004 financial year.

The group's profit before taxation, before goodwill amortisation and exceptional items was £3,060 million, compared with £2,022 million in the 2004 financial year. The improvement is principally due to the net interest receivable explained above.

Taxation
The tax charge was £815 million and comprises £831 million on the profit before taxation, goodwill amortisation and exceptional items, offset by tax relief of £16 million on certain exceptional charges. The tax charge on the profit before taxation, goodwill amortisation and exceptional items is at an effective rate of 27.2%. This reduction in the effective rate from 28.1% in the 2004 financial year reflects the continued improvements in the tax efficiency of the group.

Dividends
Dividends for the year amount to £574 million (2004 – £932 million).

Treasury policy
The group has a centralised treasury operation whose primary role is to manage liquidity, funding, investment and the group's financial risk, including risk from volatility in currency and interest rates and counterparty credit risk. The treasury operation is not a profit centre and the objective is to manage risk at optimum cost.

The Board sets the treasury department's policy and its activities are subject to a set of controls commensurate with the magnitude of the borrowings and investments under its management. Counterparty credit risk is closely monitored and managed within controls set by the Board. Derivative instruments, including forward foreign exchange contracts, are entered into for hedging purposes only.

We have set out further details on this topic and on our capital resources and foreign currency exposure in note 32 to the financial statements in compliance with FRS 13.

Off-balance sheet arrangements
As disclosed in the financial statements there are no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on the group's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditure or capital resources, with the exception of the following:

Operating leases (note 27)
Capital commitments and guarantees (note 27)
Derivative contracts (note 32)

Capital resources

During the year the group has reduced its net debt by £0.6 billion to £7.9 billion at 31 March 2005. This is at a level with which we are comfortable and we are no longer targeting net debt of around £7 billion in the 2007 financial year.

The directors have a reasonable expectation that the group has adequate resources to continue in operational existence for the foreseeable future and therefore they continue to adopt the going concern basis in preparing the financial statements.

There has been no significant change in the financial or trading position of the group since 31 March 2005.

At 31 March 2005, the group had cash and short-term investments of £4,682 million. At that date, £4,498 million of debt fell due for repayment in the 2006 financial year. The group had unused short-term bank facilities, amounting to approximately £145 million at 31 March 2005. These resources will allow the group to settle its obligations as they fall due.

Foreign currency and interest rate exposure

Most of the group's current turnover is invoiced in pounds sterling, and most of its operations and costs arise within the UK. The group's foreign currency borrowings, which totalled £8.8 billion at 31 March 2005, are used to finance its operations. These borrowings have been predominantly swapped into sterling. Cross currency swaps and forward foreign exchange contracts have been entered into to reduce the foreign currency exposure on the group's operations and the group's net assets. The group also enters into forward foreign exchange contracts to hedge investment, interest expense and purchase and sale commitments. The commitments hedged are principally US dollar and euro denominated. As a result of these policies, the group's exposure to foreign currency arises mainly on the residual currency exposure on its non-UK investments in its subsidiaries and ventures and on any imbalances between the value of outgoing and incoming international calls.

A 10% strengthening in sterling against major currencies would cause the group's net assets at 31 March 2005 to fall by less than £150 million, with insignificant effect on the group's profit. This compares with a fall of less than £120 million and £100 million in the years ended 31 March 2004 and 2003, respectively.

Foreign exchange contracts are entered into as a hedge of sales and purchases, accordingly a change in the fair value of the hedge is offset by a corresponding change in the value of the underlying sale or purchase.

The majority of the group's long-term borrowings have been, and are, subject to fixed interest rates. The group has entered into interest rate swap agreements with commercial banks and other institutions to vary the

amounts and period for which interest rates are fixed. At 31 March 2005, the group had outstanding interest rate swap agreements with notional principal amounts totalling £5,297 million compared to £5,210 million at 31 March 2004.

The long-term debt instruments which BT issued in December 2000 and February 2001 both contained covenants providing that if the BT group credit rating were downgraded below A3 in the case of Moody's or below A minus in the case of Standard & Poor's (S&P), additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In May 2001, Moody's downgraded BT's credit rating to Baa1, which increased BT's annual interest charge by approximately £32 million. BT's credit rating from S&P is A minus. Based upon the total amount of debt of £9 billion outstanding on these instruments at 31 March 2005, BT's annual interest charge would increase by approximately £26 million if BT's credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/ A minus. If BT's credit rating with Moody's was to be upgraded by one credit rating category the annual interest charge would be reduced by approximately £13 million.

Based upon the composition of net debt at 31 March 2005, a one percentage point increase in interest rates would increase the group's annual net interest expense by less than £10 million. This compares with an increase of less than £15 million in the year ended 31 March 2004.

Capital expenditure

Capital expenditure on plant, equipment and property (excluding the movement on capital accruals) totalled £3,011 million, compared with £2,673 million in the 2004 financial year. Capital expenditure is expected to be just over £3 billion in the 2006 financial year as the group invests in its 21st century network (21CN) programme and takes account of the additional expenditure associated with the acquired businesses. The acquired businesses incurred capital expenditure of £12 million from their date of acquisition in the 2005 financial year.

Of the capital expenditure, £114 million was in Europe, outside the UK, compared to £86 million in the 2004 financial year.

Contracts placed for ongoing capital expenditure totalled £735 million at 31 March 2005. 21CN is being developed using stringent capital return criteria and a rigorous approach to any investment in the narrowband network. 21CN aims to deliver long-term, structural cost reduction, as we progressively migrate onto a simpler, lower cost network architecture. BT expects that future capital expenditure will be funded from net cash inflows from operating activities, and, if required, by external financing.

Acquisitions

The total amount invested in acquisitions in the 2005 financial year, including further funding of existing ventures, was £465 million, being mainly the acquisitions of Infonet and Albacom. In February 2005 the group completed the acquisition of the 74% interest in Albacom not already held, giving BT full ownership for total consideration of £131 million. This gave rise to goodwill of £9 million. In February 2005 the group also completed the acquisition of Infonet for total consideration of £520 million, being £315 million net of cash balances. This gave rise to goodwill of £264 million. In the period since acquisition they have contributed £111 million to turnover and an operating loss of £10 million. The total amount invested in the 2004 financial year, including further funding of existing ventures, was £61 million.

Regulatory financial information

BT is required under the continuation notice issued by Oftel on 25 July 2003, which extends the applicability of certain conditions previously included in its main licence, to cover the 2004 financial year, to publish disaggregated financial information for various activities of the group, which have been used as the basis of charges paid by other telecommunication operators in the UK for the use of BT's network. New SMP conditions (see 'Regulation, Competition and Prices' – 'Conditions applying to BT only') apply for the 2005 financial year onwards. The activities presented separately in the regulatory financial statements do not necessarily correspond with any businesses separately managed, funded or operated within the group. The results set out in regulatory financial statements for the 2004 and 2003 financial years showed that the group's operating profit is derived predominantly from fixed-network calls.

Critical accounting policies

The group's principal accounting policies are set out on pages 25 to 27 and conform with UK Generally Accepted Accounting Principles (UK GAAP). In accordance with the requirements of Financial Reporting Standard No.18, these policies and applicable estimation techniques have been reviewed by the directors who have confirmed them to be the most appropriate for the preparation of the 2005 financial statements. Additionally, during the 2005 financial year, the group adopted UITF Abstract 38 'Accounting for ESOP trusts' and the related amendments to UITF Abstract 17 (revised 2003) 'Employee Share Schemes'. See note 1 on page 34 for details.

We, in common with virtually all other companies, need to use estimates in the preparation of our financial statements. The most sensitive estimates affecting our financial statements are in the areas of assessing the level of interconnect income with and payments to other telecommunications operators, providing for doubtful debts, establishing fixed asset lives for depreciation purposes, assessing the stage of completion and likely outcome under long-term contracts, making appropriate long-term assumptions in calculating pension liabilities and costs, making appropriate medium-term assumptions on asset impairment reviews and calculating current tax liabilities on our profits.

We are required to interconnect our networks with other telecommunications operators. In certain instances we rely on other operators to measure the traffic flows interconnecting with our networks. We use estimates in these cases to determine the amount of income receivable from or payments we need to make to these other operators. The prices at which these services are charged are often regulated and are subject to retrospective adjustment. We use estimates in assessing the likely effect of these adjustments.

We provide services to over 20 million individuals and businesses, mainly on credit terms. We know that certain debts due to us will not be paid through the default of a small number of our customers. We use estimates, based on our historical experience, in determining the level of debts that we believe will not be collected. These estimates include such factors as the current state of the UK economy and particular industry issues.

The plant and equipment used in our networks is long-lived with cables and switching equipment operating for over ten years and underground ducts being used for decades. The annual depreciation charge is sensitive to the estimated service lives we allocate to each type of asset. We regularly review these asset lives and change them when necessary to reflect current thinking on their remaining lives in light of technological change, prospective economic utilisation and physical condition of the assets concerned.

As part of the property rationalisation programme we have identified a number of properties that are surplus to requirements. Although efforts are being made to sublet this space it is recognised by management that this may not be possible immediately in the current economic environment. Estimates have been made of the cost of vacant possession and any shortfall arising from the sublease rental income being lower than the lease costs being borne by BT.

We enter into long-term customer contracts which can extend over a number of financial years. During the contractual period, turnover, costs and profits may be impacted by estimates of the ultimate profitability of each contract. If, at any time, these estimates indicate the contract will be unprofitable, the entire estimated loss for the contract is recognised immediately. The company performs ongoing profitability analyses of its contracts in order to determine whether the latest estimates require updating. Key factors reviewed include future staff and third party costs and potential productivity efficiencies.

We have a commitment, mainly through the BT Pension Scheme, to pay pension benefits to approximately 357,000 people over more than 60 years. The cost of these benefits and the present value of our pension liabilities depend on such factors as the life expectancy of the members, the salary progression of our current employees, the return that the pension fund assets will generate in the time before they are used to fund the pension payments and the discount rate at which the future pension payments are discounted. We use estimates for all these factors in determining the pension costs and liabilities incorporated in our financial statements.

The actual tax we pay on our profits is determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognise in our financial statements.

Adoption of International Financial Reporting Standards (IFRS)

BT will be adopting IFRS as the basis of accounting for the 2006 financial year. This will lead to a number of changes in future reported financial information.

The group started its IFRS transition project in 2003. The project team is overseen by the Group Finance Director. The project has involved a detailed assessment of the impact of IFRS on BT's accounting policies and reported results; system changes to capture additional data; training of staff and communications. As part of the transition to IFRS, in March 2005, we presented on our investor relations website our view of the pro forma financial impact of adopting IFRS for the 2004 financial year.

BT continues to report under UK Generally Accepted Accounting Principles (UK GAAP) for the 2005 financial year, but will be presenting financial information in accordance with IFRS for the year ending 31 March 2006.

The following provides additional information on the unaudited, material changes to BT's accounting policies used to prepare the financial results for 2005 financial year.

Whilst some of the changes required by IFRS will impact BT's reported profits and net assets this has no impact on the cash flows generated by the business or the cash resources available for investment or distribution to shareholders. Furthermore the adoption of IFRS does not affect BT's strategy or underlying business performance.

It is important to note that this is BT's current view based on the financial reporting standards currently in issue and changes may arise as new accounting pronouncements are developed and issued. Due to a number of new and revised Standards included within the body of Standards that comprise IFRS, there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this stage, therefore, the full financial effect of reporting under IFRS, as it will be applied and reported in the group's first IFRS financial statements, may be subject to change.

Pensions

Under UK GAAP, the group measures pension commitments and other related post-retirement benefits in accordance with SSAP 24 'Accounting for Pension Costs' with additional disclosures provided in accordance with FRS 17 'Retirement Benefits'. Under IFRS, the group will measure pension commitments and other related post-retirement benefits in accordance with IAS 19 'Employee Benefits', which takes a similar approach to FRS17.

On adoption of IAS 19 the deficit/surplus of defined benefit pension schemes will be recognised on balance sheet. The amended version of IAS 19, which is subject to EU approval, allows companies to choose to recognise actuarial gains and losses immediately in reserves or alternatively to be held on the balance sheet and released to the income statement over a period of time. BT has elected to early adopt the amended version of IAS 19 and reflect the impact of actuarial gains and losses immediately in reserves.

The income statement charge is split between an operating charge and a net finance charge. The net finance charge relates to the unwinding of the discount applied to the liabilities of the scheme offset by the expected return on the assets of the scheme, based on conditions prevailing at the start of the year.

Under SSAP 24, the asset on the balance sheet represents the timing differences between the pension charge to the profit and loss account and the payments made to the pension scheme. Under IFRS, the liability/ asset on the balance sheet represents the deficit/surplus in the pension scheme. The scheme assets are valued at market value and the liabilities are discounted using a high quality corporate bond rate.

Share-based payment

Under UK GAAP an expense is recognised for the award of share options and shares based on their intrinsic value (the difference between the exercise price and the market value at date of the award). The majority of BT's share-based payments are made under all employee Save As You Earn plans which are exempt under UK GAAP and the intrinsic value of many of the senior management schemes is nil.

Under IFRS 2 'Share-based payment', an expense is recognised in the income statement for all share-based payments (both awards of options and awards of shares). This expense is based on the fair value at the date of grant of the award, using option pricing models, and is charged over the related vesting period.

Goodwill and other intangible assets

UK GAAP requires goodwill to be amortised over its expected useful economic life. Under IFRS 3 'Business Combinations', goodwill is no longer amortised but held at carrying value on the balance sheet and tested annually for impairment. BT has elected to adopt the IFRS 1 exemption, which allows existing UK GAAP goodwill at the transition date not to be restated but to be tested for impairment.

IAS 38 'Intangible assets' requires other intangible assets arising on acquisitions after the transition date to be separately identified and amortised over their useful economic life, often a shorter period than for goodwill. As a result, intangible assets such as customer relationships and trademarks, need to be separately valued and recognised on business combinations, and then amortised over their useful economic lives.

Events after the balance sheet date

Under UK GAAP, the dividend charge is recognised in the profit and loss account in the period to which it relates. Under IAS 10 'Events after the Balance Sheet Date', the dividend charge is not recognised in the income statement but is recognised directly in reserves. In addition the dividend is required to be recognised in the period in which it is declared.

Foreign exchange

Under UK GAAP, exchange differences arising from the translation of inter-company loans, which provide finance or provide a hedge against foreign undertakings, are taken to reserves on consolidation. These exchange differences are reported in the statement of total recognised gains and losses. Under IAS 21 'The Effects of Changes in Foreign Exchange Rates', foreign exchange gains and losses arising on certain inter-company loans are excluded from the amount taken to reserve on consolidation. Foreign exchange gains and losses on these balances are recognised in the profit and loss account under IFRS.

Lease accounting

There is a requirement under IAS 17 'Leases' to view leases of land separately from leases of buildings. Furthermore, there is a requirement to recognise operating lease charges as an expense on a straight line basis. As a result the building elements of a small number of properties have been reclassified from operating leases under UK GAAP to finance leases under IFRS, and lease rentals under BT's 2001 sale and leaseback transaction are recognised on a straight line basis.

Other adjustments

There are a number of other minor adjustments and reclassifications under IFRS, including;
(i) Computer software that is not an integral part of hardware is treated as an intangible asset. Under UK GAAP, the group's policy was to categorise all capitalised software as tangible fixed assets. This will result in a balance sheet reclassification.
(ii) Deferred tax assets and deferred tax liabilities are required to be shown separately on the face of the balance sheet.
(iii) Liquid investments with maturities of less than three months at acquisition are included within cash and cash equivalents rather than current asset investments resulting in a reclassification.

Financial instruments

BT has taken the IFRS 1 exemption not to restate comparatives for the adoption of IAS 32 'Financial Instruments: Disclosure and Presentation', and IAS 39 'Financial Instruments: Recognition and Measurement'. These standards set out the accounting rules surrounding the recognition, measurement, disclosure and presentation of financial instruments. These standards will be adopted by BT with effect from 1 April 2005.

The fair value of derivative financial instruments, existing at 1 April 2005, will be included on the balance sheet at fair value. Future market interest rate and currency movements will give rise to adjustments to these fair values. Where hedge accounting cannot be applied under the prescriptive rules of IAS 39, changes in market values of financial instruments will impact the profit and loss account.

US GAAP

The group's net income and earnings per share for the three financial years ended 31 March 2005 and shareholders' equity at 31 March 2005 and 2004 under US Generally Accepted Accounting Principles (US GAAP) are shown further in the United States Generally Accepted Accounting Principles Section. Differences between UK GAAP and US GAAP include results of the differing accounting treatment of leasing transactions, pension costs, redundancy costs, intangible assets, goodwill, deferred taxation, capitalisation of interest, financial instruments, share based payment and dividends. Cash flow information under the US GAAP presentation is also shown further in this document.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (SFAS 123R) 'Share-Based Payment' which revises SFAS 123 and supersedes APB 25. SFAS 123R requires that the cost of all share-based payment transactions be recognised in the financial statements. SFAS 123R also establishes fair value as the measurement method in accounting for share-based payments to employees. BT adopted SFAS 123R on 1 April 2005 using the modified prospective transition method. BT estimates the application of the expensing provisions of SFAS 123R will result in a pre-tax expense of approximately £45 million in the 2006 financial year subject to additional grants and awards.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (SFAS 153) 'Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29'. SFAS 153 addresses the measurement of exchanges of non-monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 'Accounting for Non-monetary Transactions' and replaces it with an exception for exchanges that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. As required by SFAS 153, we will adopt this new accounting standard effective July 1, 2005. The adoption of SFAS 153 is not expected to have a material impact on our financial position, results of operations or cash flows.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (SFAS 151), 'Inventory Costs – an amendment of ARB No. 43, Chapter 4', which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. BT does not believe that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

In September 2004, the EITF reached a consensus on EITF Issue No. 02-14 'Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock', in which the Task Force reached the consensus that an investor that has the ability to exercise significant influence over the operating and financial policies of the investee should apply the equity method of accounting when it has an investment in common stock and/or an investment that is in-substance common stock. The consensus of this EITF is to be applied in reporting periods beginning after September 15, 2004. We do not believe the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.

In October 2004, the EITF reached a consensus on Issue No. 04-1 'Accounting for Pre-existing Relationships between the Parties to a Business Combination' (EITF 04-1). EITF 04-1 addresses the accounting treatment of pre-existing relationships between the parties of a business combination. The consensus of EITF 04-1 should be applied to business combinations consummated and goodwill impairment tests performed in reporting periods beginning after the FASB ratified the consensus at its October 13, 2004 meeting. The group will adopt the provisions of EITF 04-1 as of April 1, 2005. If it is determined that assets of an acquired entity are related to a pre-existing contractual relationship, thus requiring accounting separate from the business combination, BT will evaluate whether the acquiring entity of the group should recognise contractual relationships as assets separate from goodwill in that business combination.

In March 2004, the EITF reached a consensus on EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments' (EITF 03-1). The guidance prescribed a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosure for unrealized losses on investments. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1 'Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1' (FSP EITF 03-1-1). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. The disclosure requirements of EITF 03-1 remain effective for fiscal years ending after June 15, 2004. No effective date for the measurement and recognition guidance has been established in FSP EITF 03-1-1. During the period of delay, FSP EITF 03-1-1 states that companies should continue to apply current guidance to determine if an impairment is other-than-temporary. The adoption of EITF 03-1, excluding paragraphs 10-20, did not impact the group's consolidated financial position, results of operations or cash flows. The group will assess the impact of paragraphs 10-20 of EITF 03-1 once the guidance has been finalised.

Report of the directors

The directors submit their report and the audited financial statements of the company, British Telecommunications plc, and the group, which includes its subsidiary undertakings for the 2005 financial year.

Introduction

The business review on pages 2 to 6, and the financial review on pages 7 to 20 form part of this report. The audited financial statements are presented on pages 25 to 81.

During the year dividends of £574 million have been paid.

Principal activity

The company is the principal trading company of the BT group. Its principal activity is the supply of telecommunications products, services and equipment in the UK.

Directors

The directors at 31 March 2005 were Ben Verwaayen and Larry Stone, who both served throughout the financial year, and Hanif Lalani, who was appointed as a director on 7 February 2005. Ian Livingston served as a director until 7 February 2005. John Wroe was appointed as Larry Stone's alternate director on 4 February 2005 and remained in that role at 31 March 2005.

Directors' interests in shares

Ben Verwaayen and Hanif Lalani are directors of BT Group plc, the company's ultimate holding company. Their interests in the 5p ordinary shares of BT Group plc are disclosed in its annual report and Form 20-F, which is available to the public.

Larry Stone and John Wroe, who are not directors of BT Group plc, had, at 31 March 2005, an interest in 12,310 5p ordinary shares of BT Group plc (2004: 9,001 shares) and 43,691 5p ordinary shares of BT Group plc (date of appointment: 43,691) respectively.

In addition, share options under the BT Group Employee Sharesave Scheme and BT Group Global Share Option Plan held by, granted to or exercised by Larry Stone or John Wroe or which had lapsed during the 2005 financial year were:

	1 April 2004 or date of appointment	Granted	Exercised	Lapsed	31 March 2005
L Stone	446,755	113,933	Nil	Nil	560,688
J Wroe	308,877	Nil	Nil	Nil	308,877

Larry Stone and John Wroe also had at 31 March 2005 contingent awards under the BT Group Incentive Share Plan and the BT Group Deferred Bonus Plan of 5p ordinary shares of BT Group plc totalling 113,476 shares (2004: 35,324) and 75,036 shares (date of appointment: 73,675) respectively.

At 31 March 2005 Larry Stone and John Wroe, as potential beneficiaries, had non-beneficial interests in:

■ 27,733,138 (2004: 30,463,435) shares held in trust by Ilford Trustees (Jersey) Limited for allocation to employees under the employee share schemes;
■ 139,029 (2004: 141,864) shares held in trust by Halifax Corporate Trustees Limited for participants in the BT Group Employee Share Investment Plan.

Statement of directors' responsibilities

A statement of the directors' responsibilities for preparing the financial statements is included on page 23.

Employees

The company is an equal opportunities employer. It is committed to developing a working culture that enables all employees to make their own distinctive contribution. Employees are encouraged to acquire shares in the ultimate holding company, BT Group plc, through that company's various share option and share investment plans, of which the company is a participating employer. Most of our employees are members of either the BT Pension Scheme or BT Retirement Plan, which are both controlled by independent trustees.

An extensive range of communication and consultative arrangements, instigated by the ultimate holding company, help ensure that employees are kept fully informed about developments in the BT group, including the group's financial performance.

As part of the BT group employees have access to a full range of training and career development programmes. The company's employment policies and practices aim to meet the special needs of the disabled, particularly where a disability has arisen during the course of employment with the company.

Policy on the payment of suppliers

BT's policy is to use its purchasing power fairly and to pay promptly and as agreed. BT has a variety of payment terms with its suppliers. The terms of payment for purchases under major contracts are settled when agreeing the other terms negotiated with the individual suppliers. It is BT's policy to make payments for other purchases within 30 working days of the invoice date, provided that the relevant invoice is presented to the company in a timely fashion and is complete. BT's payment terms are printed on the company's standard purchase order forms or, where appropriate, specified in individual contracts agreed with the supplier. The ratio, expressed in days, between the amounts invoiced to the company by its suppliers in the 2005 financial year and the amounts owed to its trade creditors at the end of the year was 36 calendar days.

Auditors

A resolution to reappoint PricewaterhouseCoopers LLP as auditors of the company and authorise the directors to settle their remuneration will be proposed at the AGM.

US Sarbanes-Oxley Act of 2002

The company has debt securities registered with the US Securities and Exchange Commission ("SEC"). As a result, it is obliged to comply with those provisions of the Sarbanes-Oxley Act (the "Act") applicable to foreign issuers. The company will comply with the legal and regulatory requirements introduced pursuant to this new legislation, in so far as they are applicable to it.

The principal executive officer and the principal financial officer, after evaluating the effectiveness of the company's disclosure controls and procedures as of the end of the period covered by this annual report and Form 20-F, have concluded that, as of such date, the disclosure controls and procedures were effective to ensure that material information relating to the company was made known to them by others within the BT group, particularly during the period in which this annual report and Form 20-F was being prepared. The principal executive officer and the principal financial officer have also provided the certifications required by the Act.

There were no changes in the company's internal control over financial reporting that occurred during the year ended 31 March 2005 that have materially affected, or are reasonably likely to materially affect, the company's internal control over financial reporting.

By order of the Board

Stephen Prior
Secretary
18 May 2005

Registered Office: 81 Newgate Street, London EC1A 7AJ
Registered in England and Wales No. 1800000

Statement of directors' responsibility

for preparing the financial documents

The directors are required by law to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the company and the group as at the end of the financial year and of the profit or loss and cash flows of the group for that period.

The directors consider that, in preparing the financial statements for the year ended 31 March 2005 on pages 25 to 81 the company has used appropriate accounting policies, consistently applied and supported by reasonable and prudent judgements and estimates. The directors also consider that all applicable accounting standards have been followed and confirm that the financial statements have been prepared on the going concern basis.

The directors are responsible for ensuring that the company keeps accounting records which disclose with reasonable accuracy at any time the financial position of the company and which enable them to ensure that the financial statements comply with the Companies Act 1985.

The directors are also responsible for taking such steps that are reasonably open to them to safeguard the assets of the group and to prevent and detect fraud and other irregularities.

The auditors' responsibilities are stated in their report to the shareholders.

Report of the independent auditors

United Kingdom Opinion
Independent auditors' report to the shareholders of British Telecommunications plc
We have audited the financial statements which comprise the group profit and loss account, group and company balance sheets, group cash flow statement, group statement of total recognised gains and losses and the related notes which have been prepared under the historical cost convention and the accounting policies set out in the Accounting Policies.

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the statement of directors' responsibilities.

Our responsibility is to audit the financial statements in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions is not disclosed.

We read the other information contained in the Annual Report and Form 20-F and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Business and Financial reviews and the Report of the directors.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion: the financial statements give a true and fair view of the state of affairs of the company and the group at 31 March 2005 and of the profit and cash flows of the group for the year then ended and the financial statements have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
18 May 2005

United States Opinion
Report of Independent Registered Public Accounting Firm to the board of directors and shareholders of British Telecommunications plc
In our opinion, the accompanying group profit and loss account, group balance sheet, group cash flow statement, group statement of total recognised gains and losses and the related notes present fairly, in all material respects, the financial position of British Telecommunications plc and its subsidiaries at 31 March 2005 and 2004, and the results of their operations and their cash flows for each of the three years in the period ended 31 March 2005, in conformity with accounting principles generally accepted in the United Kingdom. These financial statements are the responsibility of the group's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material

misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Accounting principles generally accepted in the United Kingdom vary in certain important respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in the United States Generally Accepted Accounting Principles section.

As discussed in note 1 to the financial statements the company changed its method for accounting for the employee benefit trust in 2005.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London
18 May 2005

Consolidated financial statements
Accounting policies

I   Basis of preparation of the financial statements
The financial statements are prepared under the historical cost convention and in accordance with applicable accounting standards and the provisions of the Companies Act 1985. The group financial statements consolidate those of the company and all of its subsidiary undertakings. Where the financial statements of subsidiary undertakings, associates and joint ventures do not conform with the group's accounting policies, appropriate adjustments are made on consolidation in order to present the group financial statements on a consistent basis. The principal subsidiary undertakings' financial years are all coterminous with those of the company. The results of undertakings acquired during the year are consolidated form the date of effective acquisition.

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenditure during the reporting period. Actual results could differ from those estimates. Estimates are used principally when accounting for interconnect income, provision for doubtful debts, payments to telecommunication operators, long-term contractors, depreciation, goodwill amortisation and impairment, employee pension schemes, provisions for liabilities and charges and taxes.

II   Turnover
Group turnover net of discounts, which excludes value added tax and other sales taxes, comprises the value of services provided and equipment sales by group undertakings, excluding those between them.

Total turnover is group turnover together with the group's share of its associates' and joint ventures' turnover, excluding the group's share of transactions between the group and its principal joint venture, Concert BV.

Turnover from calls is recognised in the group profit and loss account at the time the call is made over the group's networks. Turnover from rentals is recognised evenly over the period to which the charges relate. Turnover from equipment sales is recognised at the point of sale. Prepaid call card sales are deferred until the customer uses the stored value in the card to pay for the relevant calls. Turnover arising from the provision of other services, including maintenance contracts, is recognised evenly over the periods in which the service is provided to the customer. Turnover from long-term contracts is recognised throughout the duration of the contract, to the extent that the outcome of the contract can be assessed with reasonable certainty and in accordance with the stage of completion of contractual obligations. Turnover from installation and connection activities is recognised in the same period as the related costs. Turnover from classified directories, mainly comprising

advertising revenue, is recognised in the group profit and loss account upon completion of delivery.

III   Research and development
Expenditure on research and development is written off as incurred.

IV   Leases
Assets held under finance leases are capitalised and depreciated over their useful lives. The capital element of future obligations under finance leases are recognised as liabilities. The interest element of rental obligations are charged over the period of the finance lease and represent a constant proportion of the balance of capital repayments outstanding.

Operating lease rentals are charged against the profit and loss account on a straight-line basis over the lease period except where the contractual payment terms are considered to be a more systematic and appropriate basis.

V   Interest
Interest payable, including that related to financing the construction of tangible fixed assets, is written off as incurred. Discounts or premiums and expenses on the issue of debt securities are amortised over the term of the related security and included within interest payable. Premiums payable on early redemptions of debt securities, in lieu of future interest costs, are written off when paid.

VI   Foreign currencies
On consolidation, assets and liabilities of foreign undertakings are translated into sterling at year end exchange rates. The results of foreign undertakings are translated into sterling at average rates of exchange for the year.

Exchange differences arising from the retranslation at year end exchange rates of the net investment in foreign undertakings, less exchange differences on borrowings which finance or provide a hedge against those undertakings, are taken to reserves and are reported in the statement of total recognised gains and losses.

All other exchange gains or losses are dealt with through the profit and loss account.

VII   Intangibles
(a)   Goodwill
Goodwill, arising from the purchase of subsidiary undertakings and interests in associates and joint ventures, represents the excess of the fair value of the purchase consideration over the fair value of the identifiable net assets acquired.

Prior to becoming a subsidiary undertaking, Albacom SpA was accounted for as a joint venture. In accordance with FRS 2 'Accounting for subsidiary undertakings', and in order to give a true and fair view, purchased goodwill has been calculated as the sum of goodwill arising on each purchase of shares in Albacom and represents a departure from the statutory method. See note 14 for further information.

For acquisitions completed on or after 1 April 1998, the goodwill arising is capitalised as an intangible asset or, if arising in respect of an associate or joint venture, recorded as part of the related investment. Goodwill is amortised on a straight line basis from the time of acquisition over its useful economic life. The economic life is normally presumed to be a maximum of 20 years.

For acquisitions on or before 31 March 1998, the goodwill is written off on acquisition against group reserves.

If an undertaking is subsequently divested, the appropriate unamortised goodwill or goodwill written off to reserves is dealt with through the profit and loss account in the period of disposal as part of the gain or loss on divestment.

(b) Other intangibles

Licence fees paid to governments, which permit telecommunication activities to be operated for defined periods, are amortised from the later of the start of the licence period or launch of service to the end of the licence period on a straight-line basis.

VIII Tangible fixed assets

Tangible fixed assets are stated at historical cost less depreciation.

(a) Cost

Cost in the case of network services includes contractors' charges and payments on account, materials, direct labour and directly attributable overheads.

(b) Depreciation

Depreciation is provided on tangible fixed assets on a straight line basis from the time they are available for use, so as to write off their costs over their estimated useful lives taking into account any expected residual values. No depreciation is provided on freehold land.

The lives assigned to other significant tangible fixed assets are:

Freehold buildings –	40 years
Leasehold land and buildings –	Unexpired portion of lease or 40 years, whichever is the shorter
Transmission equipment:	
duct –	25 years
cable –	3 to 25 years
radio and repeater equipment –	2 to 25 years
Exchange equipment –	2 to 13 years
Computers and office equipment –	3 to 6 years

Payphones, other network equipment, motor vehicles and cableships –	2 to 20 years
Software –	2 to 5 years

IX Fixed asset investments

Investments in subsidiary undertakings, associates and joint ventures are stated in the balance sheet of the company at cost less amounts written off. Amounts denominated in foreign currency that have been financed by foreign currency borrowings are translated into sterling at year end exchange rates.

Investments in associates and joint ventures are stated in the group balance sheet at the group's share of their net assets, together with any attributable unamortised goodwill on acquisitions arising on or after 1 April 1998.

The group's share of profits less losses of associates and joint ventures is included in the group profit and loss account.

Investments in other participating interests and other investments are stated at cost less amounts written off.

X Asset impairment

Intangible and tangible fixed assets are tested for impairment when an event that might affect asset values has occurred. Goodwill is also reviewed for impairment at the end of the first financial year after acquisition.

An impairment loss is recognised to the extent that the carrying amount cannot be recovered either by selling the asset or by the discounted future cash flows from operating the assets.

XI Stocks

Stocks mainly comprise items of equipment, held for sale or rental, consumable items and work in progress on long-term contracts.

Equipment held and consumable items are stated at the lower of cost and estimated net realisable value, after provisions for obsolescence.

Work in progress on long-term contracts is stated at cost, after deducting payments on account, less provisions for any foreseeable losses.

XII Debtors

Debtors are stated in the balance sheet at estimated net realisable value. Net realisable value is the invoiced amount less provisions for bad and doubtful debtors. Provisions are made specifically against debtors where there is evidence of a dispute or an inability to pay. An additional provision is made based on an analysis of balances by age, previous losses experienced and general economic conditions.

XIII Redundancy costs

Redundancy or leaver costs arising from periodic reviews of staff levels are charged against profit in the year in which the group is demonstrably committed to the employees leaving the group.

If the estimated cost of providing incremental pension benefits in respect of employees leaving the group exceeds any total accounting surplus based on the latest actuarial valuation of the group's pension scheme and the amount of the provision for pension liabilities on the balance sheet, then the excess estimated cost is charged against profit in the year in which the employees agree to leave the group, within redundancy or leaver costs.

XIV Pension schemes

The group operates a funded defined benefit pension scheme, which is independent of the group's finances, for the substantial majority of its employees. Actuarial valuations of the main scheme are carried out by an independent actuary as determined by the trustees at intervals of not more than three years, to determine the rates of contribution payable. The pension cost is determined on the advice of the company's actuary, having regard to the results of these valuations. In any intervening years, the actuaries review the continuing appropriateness of the contribution rates.

The cost of providing pensions is charged against profits over employees' working lives with the group using the projected unit method. Variations from this regular cost are allocated on a straight-line basis over the average remaining service lives of current employees to the extent that these variations do not relate to the estimated cost of providing incremental pension benefits in the circumstances described in XIII above.

Interest is accounted for on the provision or prepayment in the balance sheet which results from differences between amounts recognised as pension costs and amounts funded. The regular pension cost, variations from the regular pension cost, described above, and interest are all charged within staff costs.

The group also operates defined contribution pension schemes and the profit and loss account is charged with the contributions payable.

XV Taxation

Full provision is made for deferred taxation on all timing differences which have arisen but have not reversed at the balance sheet date. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that there will be taxable profits from which the underlying timing differences can be deducted. No deferred tax is provided in respect of any future remittance of earnings of foreign subsidiaries or associates where no commitment has been to remit such earnings. The deferred tax balances are not discounted.

XVI Financial instruments
(a) Debt instruments
Debt instruments are stated at the amount of net proceeds adjusted to amortise any discount over the term of the debt, and further adjusted for the effect of currency swaps acting as hedges.

(b) Derivative financial instruments
The group uses derivative financial instruments to reduce exposure to foreign exchange risks and interest rate movements. The group does not hold or issue derivative financial instruments for financial trading purposes.

Criteria to qualify for hedge accounting
The group considers its derivative financial instruments to be hedges when certain criteria are met. For foreign currency derivatives, the instrument must be related to actual foreign currency assets or liabilities or a probable commitment and whose characteristics have been identified. It must involve the same currency or similar currencies as the hedged item and must also reduce the risk of foreign currency exchange movements on the group's operations. For interest rate derivatives, the instrument must be related to assets or liabilities or a probable commitment, such as a future bond issue, and must also change the interest rate or the nature of the interest rate by converting a fixed rate to a variable rate or vice versa.

Accounting for derivative financial instruments
Principal amounts underlying currency swaps are revalued at exchange rates ruling at the date of the group balance sheet and, to the extent that they are not related to debt instruments, are included in debtors or creditors.

Interest differentials, under interest rate swap agreements used to vary the amounts and periods for which interest rates on borrowings are fixed, are recognised by adjustment of interest payable.

The forward exchange contracts used to change the currency mix of net debt are revalued to balance sheet rates with net unrealised gains and losses being shown as part of debtors, creditors, or as part of net debt. The difference between spot and forward rate for these contracts is recognised as part of net interest payable over the term of the contract.

The forward exchange contracts hedging transaction exposures are revalued at the prevailing forward rate on the balance sheet date with net unrealised gains and losses being shown as debtors and creditors.

Instruments that form hedges against future fixed-rate bond issues are marked to market. Gains or losses are deferred until the bond is issued when they are recognised evenly over the term of the bond.

Group profit and loss account

for the year ended 31 March 2005

	Notes	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total £m
Total turnover	2	19,031	–	**19,031**
Group's share of joint ventures' turnover	3	(355)	–	**(355)**
Group's share of associates' turnover	3	(53)	–	**(53)**
Group turnover	2	18,623	–	**18,623**
Other operating income		171	–	**171**
Operating costs	4	(15,922)	(75)	**(15,997)**
Group operating profit (loss)		2,872	(75)	**2,797**
Group's share of operating loss of joint ventures	5	(6)	(25)	**(31)**
Group's share of operating profit of associates	5	6	–	**6**
Total operating profit (loss)		2,872	(100)	**2,772**
Profit on sale of fixed asset investments	6	–	358	**358**
Profit on sale of property fixed assets		22	–	**22**
Interest receivable	7	1,236	–	**1,236**
Interest payable	8	(1,070)	–	**(1,070)**
Profit on ordinary activities before taxation		3,060	258	**3,318**
Tax on profit on ordinary activities	9	(831)	16	**(815)**
Profit on ordinary activities after taxation		2,229	274	**2,503**
Minority interests	10	1	–	**1**
Profit for the financial year		2,230	274	**2,504**
Dividends	11			**(574)**
Retained profit for the financial year	25			**1,930**

Group profit and loss account

for the year ended 31 March 2004

	Notes	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total £m
Total turnover	2	18,914	–	**18,914**
Group's share of joint ventures' turnover	3	(352)	–	**(352)**
Group's share of associates' turnover	3	(43)	–	**(43)**
Group turnover	2	18,519	–	**18,519**
Other operating income		177	–	**177**
Operating costs	4	(15,798)	(19)	**(15,817)**
Group operating profit (loss)		2,898	(19)	**2,879**
Group's share of operating loss of joint ventures	5	(12)	(26)	**(38)**
Group's share of operating profit of associates	5	4	–	**4**
Total operating profit (loss)		2,890	(45)	**2,845**
Profit on sale of fixed asset investments	6	4	34	**38**
Loss on sale of group undertakings	6	–	(2)	**(2)**
Profit on sale of property fixed assets		14	–	**14**
Interest receivable	7	264	34	**298**
Interest payable	8	(1,150)	(89)	**(1,239)**
Profit (loss) on ordinary activities before taxation		2,022	(68)	**1,954**
Tax on profit (loss) on ordinary activities	9	(568)	29	**(539)**
Profit (loss) on ordinary activities after taxation		1,454	(39)	**1,415**
Minority interests	10	8	–	**8**
Profit (loss) for the financial year		1,462	(39)	**1,423**
Dividends	11			**(932)**
Retained profit for the financial year	25			**491**

Restated following adoption of UITF17 and UITF38 (see note 1).

Group profit and loss account

for the year ended 31 March 2003

	Notes	Before goodwill amortisation and exceptional items £m	Goodwill amortisation and exceptional items £m	Total £m
Total turnover	2	20,182	–	**20,182**
Group's share of joint ventures' turnover	3	(425)	–	**(425)**
Group's share of associates' turnover	3	(1,030)	–	**(1,030)**
Group turnover	2	18,727	–	**18,727**
Other operating income		215	–	**215**
Operating costs	4	(16,148)	(218)	**(16,366)**
Group operating profit (loss)		2,794	(218)	**2,576**
Group's share of operating profit (loss) of joint ventures	5	(31)	150	**119**
Group's share of operating profit (loss) of associates	5	212	(2)	**210**
Total operating profit (loss)		2,975	(70)	**2,905**
Profit on sale of fixed asset investments	6	–	1,700	**1,700**
Loss on sale of group undertakings	6	–	(9)	**(9)**
Profit on sale of property fixed assets		11	–	**11**
Interest receivable	7	195	–	**195**
Amounts written off investments		(7)	–	**(7)**
Interest payable	8	(1,341)	(293)	**(1,634)**
Profit on ordinary activities before taxation		1,833	1,328	**3,161**
Tax on profit on ordinary activities	9	(598)	139	**(459)**
Profit on ordinary activities after taxation		1,235	1,467	**2,702**
Minority interests	10	(5)	(7)	**(12)**
Profit for the financial year		1,230	1,460	**2,690**
Dividends	11			**(587)**
Retained profit for the financial year	25			**2,103**

Restated following adoption of UITF17 and UITF38 (see note 1).

Group statement of total recognised gains and losses
for the year ended 31 March 2005

	2005 £m	Restated 2004 £m[a]	Restated 2003 £m[a]
Profit (loss) for the financial year:			
Group	**2,544**	1,474	2,487
Joint ventures	**(46)**	(54)	103
Associates	**6**	3	100
Total profit for the financial year	**2,504**	1,423	2,690
Currency movements arising on consolidation of non-UK:			
Subsidiaries	**24**	(40)	(18)
Joint ventures	**3**	(1)	5
Associates	**(1)**	(1)	2
Tax on foreign exchange gains taken to reserves	**(7)**	(47)	16
Total recognised gains and losses for the financial year	**2,523**	1,334	2,695
Prior year adjustment (note 1)	**1**		
Total recognised gains and losses since last annual report	**2,524**		

[a] Restated following adoption of UITF17 and UITF38 (see note 1).

Group cash flow statement

for the year ended 31 March 2005

	Notes	2005 £m	2004 £m	2003 £m
Net cash inflow from operating activities	12	**5,893**	5,385	6,023
Dividends from associates and joint ventures		**2**	3	6
Returns on investments and servicing of finance				
Interest received		**374**	673	231
Interest paid, including finance costs		**(1,252)**	(1,200)	(1,737)
Net cash outflow for returns on investments and servicing of finance		**(878)**	(527)	(1,506)
Taxation				
UK corporation tax paid		**(319)**	(305)	(425)
Non-UK tax paid		**(13)**	(12)	(9)
Taxation paid		**(332)**	(317)	(434)
Capital expenditure and financial investment				
Purchase of tangible fixed assets		**(3,056)**	(2,684)	(2,580)
Sale of tangible fixed assets		**111**	76	94
Purchase of fixed asset investments		**(2)**	(1)	(1)
Disposal of fixed asset investments		**539**	132	106
Net cash outflow for capital expenditure and financial investment		**(2,408)**	(2,477)	(2,381)
Free cash flow before acquisitions, disposals and dividends		**2,277**	2,067	1,708
Acquisitions and disposals				
Purchase of subsidiary undertakings, net of £208 million cash acquired (2004 – £1m, 2003 – £13m)		**(426)**	(32)	56
Investments in joint ventures		**(27)**	(29)	(133)
Disposal of subsidiary undertakings		**–**	–	3
Sale of investments in joint ventures and associates		**35**	1	2,916
Net cash (outflow) inflow for acquisitions and disposals		**(418)**	(60)	2,842
Equity dividends paid		**(1,028)**	(845)	(370)
Cash inflow before management of liquid resources and financing		**831**	1,162	4,180
Management of liquid resources	13	**585**	1,123	(1,729)
Financing				
Issue of ordinary share capital		**–**	–	42
New loans		**5**	1,326	20
Repayment of loans		**(1,298)**	(3,627)	(2,470)
Net decrease in short-term borrowings		**–**	–	(64)
Net cash outflow from financing		**(1,293)**	(2,301)	(2,472)
Increase (decrease) in cash in the year		**123**	(16)	(21)
Decrease in net debt in the year resulting from cash flows	15	**831**	1,162	4,222

Balance sheets

as at 31 March 2005

	Notes	Group 2005 £m	Group Restated 2004 £m	Company 2005 £m	Company Restated 2004 £m
Fixed assets					
Intangible assets	16	**623**	204	**19**	23
Tangible assets	17	**15,916**	15,487	**14,120**	14,022
Investments in joint ventures:	18				
Share of gross assets and goodwill		**305**	496		
Share of gross liabilities		**(225)**	(399)		
Total investments in joint ventures		**80**	97		
Investments in associates	18	**28**	24		
Other investments	18	**50**	257		
Total investments	18	**158**	378	**27,397**	26,289
Total fixed assets		**16,697**	16,069	**41,536**	40,334
Current assets					
Stocks		**106**	89	**86**	67
Debtors:					
Falling due within one year		**23,738**	22,514	**22,953**	22,902
Falling due after more than one year		**1,118**	1,172	**1,118**	1,172
Total debtors	19	**24,856**	23,686	**24,071**	24,074
Investments	20	**4,595**	5,161	**10,307**	7,173
Cash at bank and in hand		**87**	47	**6**	2
Total current assets		**29,644**	28,983	**34,470**	31,316
Creditors: amounts falling due within one year					
Loans and other borrowings	21	**4,498**	1,272	**41,934**	34,084
Other creditors	22	**7,723**	7,271	**6,390**	6,417
Total creditors: amounts falling due within one year		**12,221**	8,543	**48,324**	40,501
Net current assets (liabilities)		**17,423**	20,440	**(13,854)**	(9,185)
Total assets less current liabilities		**34,120**	36,509	**27,682**	31,149
Creditors: amounts falling due after more than one year					
Loans and other borrowings	21	**8,091**	12,426	**7,929**	12,473
Provisions for liabilities and charges					
Deferred taxation	23	**2,174**	2,191	**2,154**	2,192
Other	23	**323**	313	**245**	245
Total provisions for liabilities and charges		**2,497**	2,504	**2,399**	2,437
Minority interests		**50**	46	**–**	
Capital and reserves					
Called up share capital	24	**2,172**	2,172	**2,172**	2,172
Share premium account	25	**8,000**	8,000	**8,000**	8,000
Other reserves	25	**858**	858	**752**	752
Profit and loss account	25	**12,452**	10,503	**6,430**	5,315
Total equity shareholders' funds	25	**23,482**	21,533	**17,354**	16,239
		34,120	36,509	**27,682**	31,149

Restated following adoption of UITF17 and UITF38 (see note 1).

The financial statements on pages 25 to 81 were approved by the board of directors on 18 May 2005 and were signed on its behalf by

Hanif Lalani
Director

Notes to the financial statements

1. Changes in accounting policy and presentation

During the 2005 financial year the group adopted UITF Abstract 38 'Accounting for ESOP trusts' and the related amendments to UITF Abstract 17 (revised 2003) 'Employee Share Schemes'. UITF38 changes the presentation of an entity's own shares held in an ESOP trust from previously being held as assets to being deducted in arriving at shareholders' funds. UITF17 (revised 2003) requires the amounts recognised in the profit and loss account in respect of share awards from previously being based on the book value of shares held in the ESOP trusts to being based on the fair value of shares at the date the award is made.

An additional charge of £3 million and a credit of £4 million for the 2004 and 2003 financial years, respectively has been made to the group profit and loss account. The effect on the group's balance sheet at 31 March 2004 has been to increase fixed assets by £1 million. Had we not adopted this change the charge to the profit and loss account would have been £8 million higher in the 2005 financial year.

A small number of changes in the presentation of the notes to the financial statements have been made and comparative figures have been restated accordingly as explained in the notes where material.

2. Segmental analysis

The group provides telecommunication services, principally in the UK and essentially operates as a unitary business. Its main services and products are fixed voice and data calls, the provision of fixed exchange lines to homes and businesses, the provision of communication services to other operators, the provision of private services to businesses and the supply of telecommunication equipment for customers' premises.

The turnover of each line of business is derived as follows:

■ BT Retail derives its turnover from the supply of exchange lines and from the calls made over these lines, the provision of ICT products and services, the leasing of private circuits and other private services, the sale and rental of customer premises equipment to the group's UK customers and other lines of business and from its narrowband and broadband internet access products.

■ BT Wholesale derives its turnover from providing network services and solutions to communication companies, including fixed and mobile network operators, ISPs (internet service providers) and other service providers, including other BT lines of business, and from carrying transit traffic between telecommunications operators.

■ BT Global Services mainly generates its turnover from outsourcing and systems integration work and from the fixed network operations of the group's European subsidiaries. The business also derives revenues from providing web hosting facilities to end customers through BT lines of business.

2. Segmental analysis continued

Segmented information on the lines of business is given below for the years ended 31 March 2005, 31 March 2004 and 31 March 2003 as required by the UK accounting standard SSAP 25 and the US accounting standard SFAS No. 131 (SFAS 131).

There is extensive trading between the lines of business and profitability is dependent on the transfer price levels. These intra-group trading arrangements and operating assets are subject to periodic review and have changed in some instances. In addition, the group moved management responsibility of BT Openworld to BT Retail. Comparative figures have been restated for these and other changes and in certain instances have been determined using apportionments and allocations.

| Year ended 31 March 2005 | Turnover | | | Depreciation and amortisation £m | Operating profit (loss) of associates and joint ventures £m | Total operating profit (loss) £m |
	External £m	Internal £m	Group total £m			
BT Retail	12,115	447	12,562	134	1	1,116
BT Wholesale	3,812	5,167	8,979	1,909	–	1,940
BT Global Services	2,671	3,710	6,381	584	(31)	(35)
Other	25	–	25	229	5	(249)
Intra-group	–	(9,324)	(9,324)	–	–	–
Total	**18,623**	**–**	**18,623**	**2,856**	**(25)**	**2,772**

| Year ended 31 March 2004 | Turnover | | | Depreciation and amortisation £m | Operating profit (loss) of associates and joint ventures £m | Total operating profit (loss) £m[a] |
	External £m	Internal £m	Group total £m			
BT Retail	12,602	338	12,940	163	1	1,232
BT Wholesale	3,473	5,410	8,883	1,919	–	1,884
BT Global Services	2,410	3,372	5,782	624	(37)	(153)
Other	34	1	35	230	2	(118)
Intra-group	–	(9,121)	(9,121)	–	–	–
Total	**18,519**	**–**	**18,519**	**2,936**	**(34)**	**2,845**

[a] Restated – see note 1.

| Year ended 31 March 2003 | Turnover | | | Depreciation and amortisation £m | Operating profit (loss) of associates and joint ventures £m | Total operating profit (loss) £m[a] |
	External £m	Internal £m	Group total £m			
BT Retail	12,979	238	13,217	202	(3)	1,212
BT Wholesale	3,525	5,726	9,251	1,923	(1)	2,069
BT Global Services	2,183	3,234	5,417	632	180	(214)
Other	40	1	41	278	153	(162)
Intra-group	–	(9,199)	(9,199)	–	–	–
Group totals	**18,727**	**–**	**18,727**	**3,035**	**329**	**2,905**

[a] Restated – see note 1.

2. Segmental analysis continued

Transactions between divisions are at prices set in accordance with those agreed with Ofcom (and previously Oftel) where the services provided are subject to regulation. Other transactions are at arm's length.

The following tables show the capital expenditure on plant, equipment and property the net operating assets or liabilities and the net book value of associates and joint ventures by line of business for the year ended 31 March 2005 and 2004. Net operating assets comprise tangible and intangible fixed assets, stocks, debtors, less creditors (excluding loans and other borrowings) and provisions for liabilities and charges (excluding deferred tax).

Year ended, or as at 31 March 2005	Capital expenditure £m	Net operating assets (liabilities) £m	Interest in associates and joint ventures £m
BT Retail	154	(50)	–
BT Wholesale	1,973	11,827	–
BT Global Services	628	2,147	78
Other	256	71	30
Total	**3,011**	**13,995**	**108**

Year ended, or as at 31 March 2004	Capital expenditure £m	Net operating assets (liabilities) £m	Interest in associates and joint ventures £m
BT Retail	118	(40)	(9)
BT Wholesale	1,809	11,940	–
BT Global Services	479	1,291	89
Other	267	202	41
Total	**2,673**	**13,393**	**121**

Information about geographic areas:	2005 £m	2004 £m	2003 £m
Turnover with external customers			
Attributable to UK	**16,967**	17,190	17,536
Attributable to non-UK countries[a]	**1,656**	1,329	1,191
Group turnover	**18,623**	**18,519**	**18,727**

[a] Turnover attributable to non-UK countries comprises the external turnover of group companies and branches operating outside the UK.

	2005 £m	2004 £m[a]
Group fixed assets are located		
UK	**14,734**	14,538
Europe, excluding the UK	**1,164**	1,029
Americas	**633**	305
Asia and Pacific	**123**	143
Total	**16,654**	**16,015**

[a] Restated – see note 1.

2. Segmental analysis continued

Geographical segment analysis in accordance with the requirements of SSAP 25 is as follows:

	2005 £m	2004 £m	2003 £m
Total turnover on basis of origin			
UK	**16,973**	17,198	17,544
Europe, excluding the UK	**1,480**	1,272	2,151
Americas	**206**	151	155
Asia and Pacific	**372**	293	332
Total turnover	**19,031**	18,914	20,182

	2005 £m	2004 £m	2003 £m
Group turnover on basis of origin			
UK	**16,967**	17,190	17,536
Europe, excluding the UK	**1,396**	1,124	978
Americas	**190**	151	153
Asia and Pacific	**70**	54	60
Group turnover	**18,623**	18,519	18,727

The analysis of turnover by geographical area is stated on the basis of origin. In an analysis of turnover by destination, incoming and transit international calls by country of origin and turnover with non-UK joint ventures and associates would be treated differently but would not lead to a materially different geographical analysis.

2. Segmental analysis continued

	2005 £m	2004 £m[a]	2003 £m[a]
Group operating profit (loss)			
UK	**2,913**	3,005	3,224
Europe, excluding the UK	**(167)**	(132)	(627)
Americas	**61**	9	(28)
Asia and Pacific	**(10)**	(3)	7
Total	**2,797**	2,879	2,576

[a] Restated – see note 1.

	2005 £m	2004 £m	2003 £m
Share of operating (losses) profits of associates and joint ventures, including goodwill amortisation			
UK	**–**	(1)	(2)
Europe, excluding the UK	**(43)**	(48)	305
Americas	**–**	–	(1)
Asia and Pacific	**18**	15	27
Total	**(25)**	(34)	329

	2005			2004		
	Net operating assets £m	Interest in associates and joint ventures £m	Total £m	Net operating assets (liabilities) £m	Interest in associates and joint ventures £m	Total £m
UK	**11,848**	**3**	**11,851**	11,433	7	11,440
Europe, excluding the UK	**1,600**	**–**	**1,600**	1,742	24	1,766
Americas	**532**	**1**	**533**	199	–	199
Asia and Pacific	**15**	**104**	**119**	19	90	109
Total	**13,995**	**108**	**14,103**	13,393	121	13,514

Net operating assets (liabilities) comprise tangible and intangible fixed assets, stocks, debtors, less creditors (excluding loans and other borrowings), and provisions for liabilities and charges (excluding deferred tax).

3. Turnover
Group's share of associates' and joint ventures' turnover comprised:

	2005 £m	2004 £m	2003 £m
Joint ventures	**355**	352	425
Associates	**53**	43	1,030
Group's share of associates' and joint ventures' turnover	**408**	395	1,455

4. Operating costs

	2005 £m	2004 £m[a]	2003 £m[a]
Staff costs:			
Wages and salaries	**3,650**	3,669	3,612
Social security costs	**319**	316	275
Pension costs (note 28)	**465**	404	321
Employee share ownership[b]	**11**	20	36
Total staff costs	**4,445**	4,409	4,244
Own work capitalised	**(722)**	(677)	(583)
Depreciation (note 17)	**2,834**	2,921	3,011
Amortisation and impairment of goodwill and other intangibles (note 16)	**22**	15	24
Payments to telecommunications operators	**3,725**	3,963	3,940
Other operating costs	**5,693**	5,186	5,730
Total operating costs	**15,997**	15,817	16,366
Operating costs included the following:			
Early leaver costs	**166**	202	276
Research and development	**257**	334	380
Rental costs relating to operating leases, including plant and equipment hire of			
£14 million (2004 – £25 million, 2003 – £34 million)	**326**	370	395
Foreign currency (gains) losses	**3**	(5)	(12)
Amortisation of goodwill and exceptional items comprising:			
Property rationalisation provision	**59**	–	198
Rectification costs	**–**	30	–
BT Wholesale bad debt (release) costs	**–**	(23)	–
Total exceptional items	**59**	7	198
Goodwill amortisation	**16**	12	20
Total amortisation of goodwill and exceptional items	**75**	19	218

[a] Restated – see note 1.
[b] Amount set aside for the year for allocation of ordinary shares in BT Group plc to eligible employees.

The directors believe that the nature of the group's business is such that the analysis of operating costs required by the Companies Act 1985 is not appropriate. As required by the Act, the directors have therefore adapted the prescribed format so that operating costs are disclosed in a manner appropriate to the group's principal activity.

5. Group's share of operating (loss) profit of associates and joint ventures

The group's share of operating (loss) profit of associates and joint ventures comprised:

	2005 £m	2004 £m	2003 £m
Joint ventures	**(31)**	(38)	119
Associates	**6**	4	210
Group's share of operating (loss) profit of associates and joint ventures[a]	**(25)**	(34)	329

[a] Includes: Exceptional costs relating to impairment of assets in joint ventures 25 – –
Exceptional costs relating to impairment of assets in joint ventures
Exceptional costs relating to the impairment of goodwill – 26 –
Exceptional costs relating to the release of surplus exit costs – – (150)
Amortisation of goodwill arising in joint ventures and associates – – 2

6. Profit on sale of fixed asset investments and group undertakings

In January 2005 the group sold its 4% interest in Intelsat for net proceeds of US$120 million (£64 million) which resulted in a profit on disposal of £46 million.

In December 2004 the group sold its 15.8% interest in Eutelsat SA for net proceeds of £356 million resulting in a profit on disposal of £236 million.

In November 2004 the group completed the sale of its 11.9% shareholding in StarHub Pte Ltd for net proceeds of £77 million resulting in a profit on disposal of £38 million.

Other gains of £38 million were recognised during the year ended 31 March 2005. The net proceeds received in relation to these disposals was £63 million.

In December 2003, the group sold its 7.8% interest in Immarsat Ventures plc for total cash consideration of US$118 million (£67 million) realising a profit on disposal of £32 million.

Other gains of £6 million and losses of £2 million were recognised during the year ended 31 March 2004. The consideration received in relation to these disposals was £6 million.

In the year ended 31 March 2003, disposals of subsidiary undertakings resulted in losses of £9 million, the consideration received in relation to these disposals was £3 million.

In January 2003, the group sold its 26% interest in Cegetel Groupe SA to Vivendi Universal SA for consideration of €4,000 million (£2,603 million) in cash. The profit on disposal was £1,509 million, before the recognition of an exceptional interest charge of £293 million on closing out fixed interest rate swaps following receipt of the sale proceeds, and includes a write-back of £862 million of goodwill taken directly to reserves before April 1998.

In December 2002, the group sold its interest in Blu SpA for a consideration of £29 million. The profit on disposal was £19 million.

In October 2002, the group sold its 2% interest in Mediaset for consideration of £87 million in cash. The profit on disposal was £14 million.

In May 2002 and November 2002, the group sold its remaining holding of shares in BSkyB, received for the exchange of the residual interest in British Interactive Broadcasting, for consideration of £192 million recognising a profit of £131 million.

Other gains of £39 million and losses of £12 million were recognised during the year ended 31 March 2003. These gains and losses included a write-back of £7 million of goodwill taken directly to reserves before April 1998. The consideration received in relation to these disposals was £114 million.

In November 2001, as part of the O_2 demerger the group sold the O_2 business to mmO_2 plc for consideration of £18,489 million and a loss of £992 million was realised.

7. Interest receivable

	2005 £m	2004 £m	2003 £m
Income from listed investments	**47**	13	2
Income from parent undertaking	**971**	–	–
Other interest receivable[a]	**209**	283	187
Group	**1,227**	296	189
Joint ventures	**9**	2	1
Associates	**–**	–	5
Total interest receivable	**1,236**	298	195

[a] Includes an exceptional credit of £34 million credit in the year ended 31 March 2004 being one off interest recognised on full repayment of loan notes received as part of the original consideration from the disposal of Yell.

8. Interest payable

	2005 £m	2004 £m	2003 £m
Interest payable and similar charges in respect of:			
Bank loans and overdrafts	71	87	82
Ultimate parent undertaking	4	–	–
Interest payable on finance leases	58	19	–
Other borrowings[a][b]	914	1,114	1,527
Group	**1,047**	**1,220**	**1,609**
Joint ventures	23	19	17
Associates	–	–	8
Total interest payable	**1,070**	**1,239**	**1,634**

[a] Includes an exceptional charge of £89 million in the year ended 31 March 2004 being the premium on repurchasing £813 million of the group's issued bonds.

[b] Includes an exceptional charge of £293 million in the year ended 31 March 2003 on the termination of interest rate swap agreements following the receipt of the Cegetel sale proceeds.

9. Tax on profit (loss) on ordinary activities

	2005 £m	2004 £m	2003 £m
United Kingdom:			
Corporation tax at 30%	834	328	447
Prior year adjustments	4	–	12
Non-UK taxation:			
Current	(4)	37	47
Taxation on the group's share of results of associates and joint ventures	1	–	81
Prior year adjustments	(3)	–	(26)
Total current taxation	832	365	561
Deferred taxation (credit) charge at 30%			
Origination and reversal of timing differences	(18)	184	(29)
Prior year adjustments	1	(10)	(73)
Total deferred taxation	(17)	174	(102)
Total tax on profit on ordinary activities	**815**	**539**	**459**

The tax credit relating to exceptional items is £16 million (2004 – £29 million, 2003 – £139 million).

A tax charge on recognised gains and losses not included in the profit and loss account of £7 million (2004 – £47 million, 2003 – £16 million) related to exchange movements offset in reserves.

9. Tax on profit (loss) on ordinary activities continued

Current tax and total tax on profit on ordinary activities, differs from the amount computed by applying the corporation tax rate to profit on ordinary activities before taxation. The differences were attributable to the following factors:

	2005 %	2004 %	2003 %
UK corporation tax rate	**30.0**	30.0	30.0
Non-deductible depreciation, amortisation and impairment	**0.2**	0.9	0.4
Non-deductible non-UK losses	**1.1**	1.6	3.3
(Lower)/higher taxes on non-UK profits	**(0.4)**	0.2	0.4
Excess depreciation over capital allowances	**–**	3.2	3.4
Pension provisions and prepayments	**0.5**	(9.9)	(3.2)
Other timing differences	**0.1**	(2.8)	0.7
Lower effective tax on gain on disposal of fixed asset investments and group undertakings	**(3.2)**	(1.3)	(16.5)
Higher effective tax on gain disposal of non-qualifying assets	**–**	–	2.0
Prior year adjustments	**–**	–	(2.0)
Other	**(3.1)**	(3.4)	(0.8)
Current tax – effective corporation tax rate	**25.2**	18.5	17.7
Deferred taxes on excess depreciation over capital allowances	**–**	(3.2)	(3.4)
Pension provisions and prepayments	**(0.5)**	9.9	3.2
Other timing differences	**(0.1)**	2.8	(0.7)
Prior year adjustments	**–**	(0.5)	(2.3)
Total tax – effective corporation tax rate	**24.6**	27.5	14.5

Factors that may affect future tax charges

The group operates in countries where the tax rate is different to the UK corporate tax rate, primarily the USA, the Netherlands, the Republic of Ireland, Germany and Spain.

As at 31 March 2005, the group had overseas corporate tax losses estimated to be £1 billion which are not recognised as deferred tax assets. In addition, the group has unutilised capital losses estimated to be in excess of £10 billion which were not recognised as deferred tax assets.

10. Minority Interests

	2005 £m	2004 £m	2003 £m
Minority interests in (losses) profits:			
Group	**(1)**	(8)	4
Associates	**–**	–	8
Total minority interests	**(1)**	**(8)**	**12**

11. Dividends

	2005 £m	2004 £m	2003 £m
Interim dividends paid	**574**	478	221
Proposed final dividend	**–**	454	366
Total dividends	**574**	**932**	**587**

12. Reconciliation of operating profit to operating cash flows

	2005 £m	2004 £m[a]	2003 £m[a]
Group operating profit	**2,797**	2,879	2,576
Depreciation	**2,834**	2,921	3,011
Amortisation and impairment	**22**	15	24
(Increase) decrease in stocks	**(12)**	(6)	31
Decrease in debtors	**206**	405	764
Decrease in creditors	**(30)**	(172)	(298)
Decrease (increase) in pension prepayment and increase (decrease) in pension liabilities	**49**	(655)	(314)
(Decrease) increase in provisions	**(12)**	(49)	171
Other	**39**	47	58
Net cash inflow from operating activities	**5,893**	5,385	6,023

[a] Restated – see note 1.

13. Management of liquid resources

	2005 £m	2004 £m	2003 £m
Purchase of short-term investments and payments into short-term deposits over 3 months	**(3,043)**	(5,306)	(3,990)
Sale of short-term investments and withdrawals from short-term deposits over 3 months	**3,752**	4,467	4,082
Net movement of short-term investments and short-term deposits under 3 months not repayable on demand	**(124)**	1,962	(1,821)
Net cash inflow (outflow) from management of liquid resources	**585**	1,123	(1,729)

Movements in all short-term investments and deposits not repayable on demand are reported under the heading of management of liquid resources.

14. Acquisitions and disposals

Acquisition of subsidiary companies and businesses

Year ended 31 March 2005	Infonet[a] £m	Albacom[b] £m	Other[c] £m	Total £m
Consideration:				
Cash	315	93	18	**426**
Deferred	–	38	1	**39**
Total	**315**	**131**	**19**	**465**

In the period since acquisition these businesses have contributed £123 million to turnover and an operating loss of £9 million and are therefore not considered material to be shown separately on the face of the profit and loss account.

Year ended 31 March 2004	Total[d] £m
Consideration:	
Cash	**33**
Deferred	**3**
Total	**36**

Year ended 31 March 2003	Concert[e] £m	Other[f] £m	Total £m
Consideration:			
Cash	–	13	**13**
Carrying value of Concert global venture	338	–	**338**
Total	**338**	**13**	**351**

In addition, net cash of £56 million was received in settlement of the unwind of the Concert global venture.

[a] On 25 February 2005 the group acquired Infonet Services Corporation for total consideration of £520 million including acquisition costs (£315 million net of cash in the business). This gave rise to goodwill of £264 million.

	Book value £m	Fair value adjustments £m	Fair value £m
Fixed assets	195	(100)	**95**
Current assets	93	(19)	**74**
Current liabilities	(99)	4	**(95)**
Provisions for liabilities and charges	(4)	(18)	**(22)**
Minority interest	(1)	–	**(1)**
Group's share of original book value and fair value of net assets	184	(133)	**51**
Goodwill			**264**
Total cost			**315**

The fair value adjustments are revaluations of the assets and liabilities to reflect their fair value.

Since the acquisition was made towards the end of the year ended 31 March 2005, the fair values of the identifiable assets and liabilities have been determined on a provisional basis. Goodwill arising on acquisition of Infonet is being amortised over 20 years.

In the period from 1 April 2004 to 24 February 2005 Infonet generated operating losses after tax of US$83 million (year to 31 March 2004 – US$66 million losses).

[b] In December 2004 the group agreed to acquire the 74% interest in Albacom SpA not already held, giving BT full ownership for total consideration of £131 million, including deferred consideration of £38 million. The deferred consideration is dependent upon the financial performance of Albacom in the 2009 financial year and the minimum payable is £38 million. The transaction completed 4 February 2005. This gave rise to goodwill of £9 million.

14. Acquisitions and disposals continued

Prior to becoming a subsidiary undertaking, Albacom SpA was accounted for as a joint venture undertaking. In accordance with FRS 2 'Accounting for Subsidiary Undertakings', and in order to give a true and fair view, purchased goodwill has been calculated as the sum of the goodwill arising on each purchase of shares in Albacom, being the difference at the date of each purchase between the fair value of the consideration given and the fair value of the identifiable assets and liabilities attributable to the interest purchased. This represents a departure from the statutory method, under which goodwill is calculated as the difference between cost and fair value on the date that Albacom became a subsidiary undertaking. The statutory method would not give a true and fair view because it would result in the group's share of Albacom's retained reserves, during the period that it was a joint venture undertaking, being recharacterised as goodwill. The effect of this departure is to reduce retained profits by £313 million, and to reduce purchased goodwill by £313 million.

	Book value £m	Fair value adjustments £m	Fair value £m
Fixed assets	378	(11)	367
Current assets	211	–	211
Current liabilities	(301)	(14)	(315)
Long-term debt	(139)	–	(139)
Minority interest	(2)	–	(2)
Group's share of original book value and fair value of net assets	147	(25)	122
Goodwill			9
Total cost			**131**

The fair value adjustments include the elimination of goodwill recorded in the books of Albacom and the revaluation of lease obligations to fair value.

Since the acquisition was made towards the end of the year ended 31 March 2005, the fair values of the identifiable assets and liabilities have been determined on a provisional basis. Goodwill arising on the acquisition of Albacom is being amortised over 20 years.

In the period from 1 April 2004 to 3 February 2005 Albacom generated operating losses after tax of €195 million (year to 31 March 2004 – €263 million losses).

[c] During the year ended 31 March 2005, the acquisition of other subsidiary companies and businesses was principally BIC Systems Group Ltd and the consideration given comprised:

	Book value and fair value £m
Fixed assets	1
Current assets	4
Current liabilities	(2)
Group's share of original book value and fair value of net assets	3
Goodwill	16
Total cost	**19**

[d] On 5 January 2004 the group acquired the UK trade and assets of BT Expedite Limited (formerly NSB Retail plc) for consideration of £17 million (£2 million deferred). The net liabilities acquired amounted to £1 million giving rise to goodwill of £18 million which is being amortised over a period of 5 years. On 15 March 2004 the group acquired a controlling interest in Transcomm plc for consideration of £15 million. The group's share of the net assets acquired was £2 million, giving rise to goodwill of £13 million which is being amortised over a period of 13 years. On 13 January 2004 the group took full control of Siosistemi SpA for consideration of £4 million including deferred consideration of £1 million. Net assets of £1 million were acquired giving rise to goodwill of £4 million which is being amortised over a period of 10 years.

14. Acquisitions and disposals continued

[e] On completion of the unwind of Concert on 1 April 2002, the former Concert businesses, customer accounts and networks were returned to the two parent companies with BT and AT&T each taking ownership of substantially those parts of the Concert global venture originally contributed by them. As part of the settlement with AT&T for the unwind of the Concert global venture BT received net cash of US$72 million (£56 million). This net settlement included the receipt of US$350 million reflecting the allocation of the businesses and the payment of US$278 million to achieve the equal division of specified working capital and other liability balances. The results of the acquired businesses, both pre and post acquisition, cannot be separately identified and, therefore, cannot be reported.

	Book value and fair value £m
Fixed assets	398
Current assets	301
Current liabilities	(405)
Provisions for liabilities and charges	(2)
Long-term debt	(10)
Group's share of original book value and fair value of net assets	282
Net receivable from AT&T	56
Total net assets acquired	338
Goodwill	–
Total cost	**338**

The consideration was satisfied through the unwind of the Concert global venture, the carrying value of which was £338 million. Accordingly, there is no further profit or loss on the unwind and no goodwill on the acquisition.

[f] During the year ended 31 March 2003, the acquisition of other subsidiary companies and businesses and the consideration given comprised:

	Book value and fair value £m
Fixed assets	1
Current liabilities	(1)
Group's share of original book value and fair value of net assets	–
Goodwill	13
Total cost	**13**

Acquisition of associates and joint ventures

On 31 July 2003 the group's effective interest in Albacom SpA increased by 3% to 26%.

Disposal of subsidiaries

In the year ended 31 March 2003, BT disposed of subsidiaries with net assets of £12 million. Consideration amounted to £3 million resulting in a loss on disposal of £9 million.

15. Net debt

	At 1 April 2004 £m	Cash flow £m	Acquisition of subsidiary undertakings £m	Other non-cash changes £m	Currency movement £m	At 31 March 2005 £m
Analysis of net debt						
Cash in hand and at bank	47	40	–	–	–	**87**
Overnight deposits	292	83	–	–	–	**375**
Bank overdrafts	(2)	–	–	–	–	**(2)**
	337	123	–	–	–	**460**
Other current asset investments	4,869	(585)	–	(64)	–	**4,220**
Short-term investments and cash, less bank overdrafts	5,206	(462)	–	(64)	–	**4,680**
Debt due within one year, excluding bank overdrafts	(1,270)	1,216	(20)	(4,422)	–	**(4,496)**
Debt due after one year	(12,426)	77	(139)	4,399	(2)	**(8,091)**
Total debt, excluding bank overdrafts	(13,696)	1,293	(159)	(23)	(2)	**(12,587)**
Net debt	(8,490)	831	(159)	(87)	(2)	**(7,907)**

	2005 £m	2004 £m	2003 £m
Reconciliation of net cash flow to movement in net debt			
Increase (decrease) in cash in the year	**123**	(16)	(21)
Cash outflow from decrease in net debt	**1,293**	2,301	2,514
Cash (outflow) inflow from increase in liquid resources	**(585)**	(1,123)	1,729
Decrease in net debt resulting from cash flows	**831**	1,162	4,222
Currency and translation movements	**(2)**	(4)	(67)
(Increase) decrease in net debt on acquisition or disposal of subsidiary undertakings	**(159)**	(1)	13
Other non-cash movements	**(87)**	(69)	(43)
Decrease in net debt in the year	**583**	1,088	4,125
Net debt at 1 April	**(8,490)**	(9,578)	(13,703)
Net debt at 31 March	**(7,907)**	(8,490)	(9,578)

16. Intangible fixed assets

Group	Goodwill £m	Telecommunication licences and other £m	Total £m
Cost			
1 April 2004	2,585	9	2,594
Acquisitions	289	192	481
Disposals	(1)	–	(1)
Currency movements	(3)	1	(2)
Total cost at 31 March 2005	**2,870**	**202**	**3,072**
Amortisation			
1 April 2004	2,383	7	2,390
Acquisitions	–	38	38
Charge for the year	16	6	22
Disposals	(1)	–	(1)
Total amortisation at 31 March 2005	**2,398**	**51**	**2,449**
Net book value at 31 March 2005	**472**	**151**	**623**
Net book value at 31 March 2004	202	2	204

Company	Goodwill £m
Cost	
Total cost at 1 April 2004 and 31 March 2005	24
Amortisation	
1 April 2004	1
Charge for the year	4
Total amortisation at 31 March 2005	**5**
Net book value at 31 March 2005	**19**
Net book value at 31 March 2004	23

17. Tangible fixed assets

Group	Land and buildings[a] £m	Plant and equipment[b] £m	Assets in course of construction £m	Total £m
Cost				
1 April 2004	929	35,579	820	37,328
Acquisitions of subsidiary undertakings	96	724	23	843
Additions[c]	9	601	2,394	3,004
Transfers	49	2,218	(2,267)	–
Disposals and adjustments	(120)	(1,067)	(15)	(1,202)
Currency movements	2	53	1	56
Total cost at 31 March 2005	**965**	**38,108**	**956**	**40,029**
Depreciation				
1 April 2004	340	21,566	–	21,906
Acquisitions of subsidiary undertakings	41	489	–	530
Charge for the year	45	2,789	–	2,834
Disposals and adjustments	(66)	(1,053)	–	(1,119)
Currency movements	1	33	–	34
Total depreciation at 31 March 2005	**361**	**23,824**	**–**	**24,185**
Net book value at 31 March 2005	**604**	**14,284**	**956**	**15,844**
Engineering stores	–	–	72	72
Total tangible fixed assets at 31 March 2005	**604**	**14,284**	**1,028**	**15,916**
Net book value at 31 March 2004	589	14,013	820	15,422
Engineering stores	–	–	65	65
Total tangible fixed assets at 31 March 2004	589	14,013	885	15,487

17. Tangible fixed assets continued

Company	Land and buildings[a] £m	Plant and equipment[b] £m	Assets in course of construction £m	Total £m
Cost				
1 April 2004	702	32,737	773	34,212
Additions	–	255	2,322	2,577
Transfers	46	2,179	(2,225)	–
Disposals and adjustments	(40)	(1,024)	(5)	(1,069)
Total cost at 31 March 2005	**708**	**34,147**	**865**	**35,720**
Depreciation				
1 April 2004	264	19,991	–	20,255
Charge for the year	28	2,437	–	2,465
Disposals and adjustments	(37)	(1,011)	–	(1,048)
Total depreciation at 31 March 2005	**255**	**21,417**	**–**	**21,672**
Net book value at 31 March 2005	**453**	**12,730**	**865**	**14,048**
Engineering stores	–	–	72	72
Total tangible fixed assets at 31 March 2005	**453**	**12,730**	**937**	**14,120**
Net book value at 31 March 2004	438	12,746	773	13,957
Engineering stores	–	–	65	65
Total tangible fixed assets at 31 March 2004	438	12,746	838	14,022

	Group		Company	
	2005 £m	2004 £m	**2005 £m**	2004 £m
[a] The net book value of land and buildings comprised:				
Freehold	**373**	363	**318**	307
Long leases (over 50 years unexpired)	**50**	13	**5**	4
Short leases	**181**	213	**130**	127
Total net book value of land and buildings	**604**	**589**	**453**	**438**

[b] The net book value of assets held under finance leases included within plant and equipment at 31 March 2005 was £503 million (2004 – £620 million) for the group and £497 million (2004 – £614 million) for the company. The depreciation charge for the year to 31 March 2005 on those assets was £154 million (2004 – £174 million) for the group and £154 million (2004 – £174 million) for the company.

	Group	
	2005 £m	2004 £m
[c] Expenditure on tangible fixed assets comprised:		
Plant and equipment		
Transmission equipment	**1,488**	1,324
Exchange equipment	**143**	150
Other network equipment	**648**	585
Computers and office equipment	**312**	205
Motor vehicles and other	**349**	316
Land and buildings	**64**	73
	3,004	2,653
Increase in engineering stores	**7**	20
Total expenditure on tangible fixed assets	**3,011**	**2,673**

18. Fixed asset investments

Group	Interests in associates and joint ventures[b]				
	Shares £m	Loans £m	Share of post acquisition profits (losses) £m	Other investments[c] £m	Total £m
Cost					
1 April 2004	608	28	(302)	405	739
Prior year adjustment (note 1)	–	–	–	1	1
1 April 2004 as restated	608	28	(302)	406	740
Additions	1	28	–	2	31
Disposals	(282)	(49)	314	(228)	(245)
Share of losses for the year	–	–	(31)	–	(31)
Currency movements	2	1	–	1	4
Other movements	–	(2)	1	–	(1)
Total cost at 31 March 2005	**329**	**6**	**(18)**	**181**	**498**
Provisions and amounts written off					
1 April 2004	(213)	–	–	(149)	(362)
Disposals	4	–	–	29	33
Increase in the year	–	–	–	(11)	(11)
Total provisions and amounts written off at 31 March 2005	**(209)**	**–**	**–**	**(131)**	**(340)**
Net book value at 31 March 2005	**120**	**6**	**(18)**	**50**	**158**
Net book value at 31 March 2004	395	28	(302)	257	378

Company	Subsidiary undertakings		Associates and joint ventures £m	Other investments £m	Total £m
	Shares £m	Loans £m			
Cost					
1 April 2004	44,808	5	13	486	45,312
Prior year adjustment (note 1)	–	–	–	1	1
1 April 2004 as restated	44,808	5	13	487	45,313
Additions	8,587	–	–	2	8,589
Disposals	(7,377)	–	(3)	(160)	(7,540)
Repayments and other transfers	2	–	(2)	–	–
Currency movements	68	–	–	–	68
Total cost at 31 March 2005	**46,088**	**5**	**8**	**329**	**46,430**
Provisions and amounts written off					
1 April 2004	(18,743)	–	(10)	(271)	(19,024)
Disposals	(2)	–	2	–	–
Increase in the year	–	–	2	(11)	(9)
Total provisions and amounts written off at 31 March 2005	**(18,745)**	**–**	**(6)**	**(282)**	**(19,033)**
Net book value at 31 March 2005	**27,343**	**5**	**2**	**47**	**27,397**
Net book value at 31 March 2004	26,065	5	3	216	26,289

18. Fixed asset investments continued

[a] Subsidiary undertakings, associates and joint ventures

Details of the principal operating subsidiary undertakings, joint ventures and associates are set out on page 81.

[b] Associates and joint ventures

	2005 £m	2004 £m
Associates:		
Goodwill	–	1
Share of other net assets	28	23
Total associates	28	24
Joint ventures:		
Loans	6	28
Share of other net assets	74	69
Total joint ventures	80	97
Net book value at 31 March	108	121

The group's proportionate share of its associates' and joint ventures' assets and liabilities, in aggregate, at 31 March was as follows:

	2005 £m	2004 £m
Fixed assets	219	347
Current assets	118	149
Current liabilities	(137)	(217)
Net current liabilities	(19)	(68)
Long-term liabilities	(98)	(187)
Share of net assets	102	92

The group's proportionate share of its associates' and joint ventures' losses less profits before taxation excluding minority interests totalled £39 million (profits less losses 2004 – £51 million, losses less profits 2003 – £310 million) and its share of their losses less profits attributable to shareholders excluding minority interests totalled £40 million for the year ended 31 March 2005 (profits less losses 2004 – £51 million, losses less profits 2003 – £229 million).

[c] Other investments

In the group balance sheet at 31 March 2005, listed investments were held with a book value of £nil (2004 – £22 million) and a market value of £nil (2004 – £20 million). Other investments include ordinary shares of BT Group plc, with a net book value of £42 million (2004 – £53 million) and a market value of £48 million (2004 – £54 million), held in trust for the BT Group Incentive Share Plan, the Retention Share Plan, and the Deferred Bonus Plan.

19. Debtors

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Trade debtors[a]	1,927	2,126	1,313	1,621
Amounts owed by group undertakings	9	8	880	1,318
Amount owed by parent undertaking	19,460	18,489	19,298	18,489
Amounts owed by joint ventures (trading)	1	5	1	5
Other debtors	495	327	396	308
Accrued income	1,423	1,392	861	970
Pension fund prepayment[b]	1,118	1,172	1,118	1,172
Other prepayments	423	167	204	191
Total debtors	**24,856**	23,686	**24,071**	24,074

[a] Trade debtors are stated after deducting £338 million (2004 – £345 million) for doubtful debts. The amount charged to the group profit and loss account for doubtful debts for the year ended 31 March 2005 was £150 million (2004 – £136 million net of exceptional credit of £23 million, 2003 – £264 million).

[b] Falling due after more than one year.

20. Current asset investments

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
Listed investments	1,104	1,245	–	–
Short-term loans to subsidiary undertakings	–	–	9,483	6,519
Other short-term deposits and investments[a]	3,491	3,916	824	654
Total current asset investments	**4,595**	5,161	**10,307**	7,173
Market value of listed investments	**1,104**	1,245	–	–

[a] Included within other short term deposits and investments in the 2004 financial year is £144 million invested with a swap counterparty. The counterparty had security over this investment in the event of BT defaulting on the swap.

21. Loans and other borrowings

	Group 2005 £m	Group 2004 £m	Company 2005 £m	Company 2004 £m
US dollar 8.875% notes 2030 (minimum 8.625%[a])	1,604	1,686	1,604	1,686
5.75% bonds 2028	596	596	596	596
3.5% indexed linked notes 2025	278	270	278	270
8.625% bonds 2020	297	297	297	297
7.75% notes 2016 (minimum 7.5%[a])	692	691	692	691
Euro 7.125% notes 2011 (minimum 6.875%[a])	755	734	755	734
US dollar 8.375% notes 2010 (minimum 8.125%[a])	1,754	1,795	1,754	1,795
US dollar 8.765% bonds 2009	123	123	–	–
Euro 11.875% senior notes 2009	–	3	–	–
US dollar convertible 2008 (0.75%)	88	97	–	–
US dollar 7% notes 2007	573	596	573	596
12.25% bonds 2006	229	229	229	229
7.375% notes 2006 (minimum 7.125%[a])	399	398	399	398
Euro 6.375% notes 2006 (minimum 6.125%[a])	1,923	1,861	1,923	1,861
US dollar 7.875% notes 2005 (minimum 7.624%[a])	1,861	1,902	1,861	1,902
US dollar 6.75% bonds 2004	–	597	–	597
Total listed bonds, debentures and notes	11,172	11,875	10,961	11,652
Lease finance	993	1,099	8	1,092
Bank loans due 2007-2009 (average effective interest rate 9.7%)	240	480	–	–
Floating rate note 2005-2009 (average effective interest rate 3.8%)	90	101	90	101
Floating rate loan 2006 (average effective interest rate 5.6%)	92	140	–	–
Bank overdrafts and other short-term borrowings	2	2	6,365	6,620
Loans from subsidiary undertakings	–	–	32,439	27,091
Loan from ultimate parent undertaking	–	1	–	1
Total loans and other borrowings	12,589	13,698	49,863	46,557

[a] The interest rate payable on these notes will be subject to adjustment from time to time if either Moody's or Standard and Poor's (S&P) reduces the rating ascribed to the group's senior unsecured debt below A3 in the case of Moody's or below A minus in the case of S&P. In this event, the interest rate payable on the notes and the spread applicable to the floating notes will be increased by 0.25% for each ratings category adjustment by each ratings agency. In addition, if Moody's or S&P subsequently increase the rating ascribed to the group's senior unsecured debt, then the interest rate then payable on notes and the spread applicable to the floating notes will be decreased by 0.25% for each rating category upgrade by each rating agency, but in no event will the interest rate be reduced below the minimum interest rate reflected in the table above.

The interest rates payable on loans and borrowings disclosed above reflect the coupons on the underlying issued loans and borrowings and not the interest rates achieved through applying associated currency and interest rate swaps.

21. Loans and other borrowings continued

Apart from the lease finance all borrowings at 31 March 2005 are unsecured. Lease finance is repayable by instalments.

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Repayments fall due as follows:				
Within one year, or on demand	**4,498**	1,272	**41,934**	34,084
Between one and two years	**788**	4,361	**778**	4,344
Between two and three years	**849**	777	**840**	776
Between three and four years	**98**	854	**90**	853
Between four and five years	**275**	100	**245**	92
After five years	**6,081**	6,334	**5,976**	6,408
Total due for repayment after more than one year	**8,091**	12,426	**7,929**	12,473
Total loans and other borrowings	**12,589**	13,698	**49,863**	46,557

22. Other creditors

	Group		Company	
	2005 £m	2004 £m[a]	2005 £m	2004 £m[a]
Trade creditors	**2,921**	2,307	**1,847**	1,621
Amounts owed to group undertakings	**306**	1	**1,044**	1,068
Amounts owed to joint ventures (trading)	**1**	1	**–**	–
Corporation taxes	**645**	441	**604**	–
Other taxation and social security	**468**	448	**409**	403
Other creditors	**1,029**	1,358	**584**	853
Accrued expenses	**736**	729	**621**	590
Deferred income	**1,617**	1,532	**1,281**	1,428
Dividends payable	**–**	454	**–**	454
Total other creditors	**7,723**	7,271	**6,390**	6,417

[a] Restated – see note 1.

23. Provisions for liabilities and charges

Provisions for liabilities and charges excluding deferred taxation	Property provisions[a] £m	Pension provisions[b] £m	Other provisions[c] £m	Total £m
Group				
Balances at 1 April 2004	193	36	84	313
Acquisition of subsidiaries	–	7	15	22
Charged against profit for the year	59	2	6	67
Unwind of discount	3	–	–	3
Utilised in the year	(63)	(1)	(18)	(82)
Total provisions at 31 March 2005	**192**	**44**	**87**	**323**
Company				
Balances at 1 April 2004	193	36	16	245
Charged against profit for the year	59	2	–	61
Unwind of discount	3	–	–	3
Utilised in the year	(63)	(1)	–	(64)
Total provisions at 31 March 2005	**192**	**37**	**16**	**245**

[a] Property provisions comprise amounts provided for obligations to complete nearly finished new properties and remedial work to be undertaken on properties and the onerous lease provision on rationalisation of the group's London office portfolio. The provisions will be utilised over the remaining lease periods.
[b] Provision for unfunded pension obligations which will be utilised over the remaining lives of the beneficiaries.
[c] Other provisions include amounts provided for legal or constructive obligations arising from insurance claims and litigation which will be utilised as the obligations are settled.

23. Provisions for liabilities and charges continued
Deferred taxation
Deferred tax is provided for in full on certain timing differences. BT does not discount the provision.

	Group	Company
	£m	£m
Balance at 1 April 2004	**2,191**	**2,192**
Charge against profit for the year	**(17)**	**(13)**
Prior period adjustment	**–**	**(25)**
Total deferred tax provision at 31 March 2005	**2,174**	**2,154**

	Group		Company	
	2005 **£m**	2004 £m	**2005** **£m**	2004 £m
Tax effect of timing differences due to:				
Excess capital allowances	**1,941**	1,960	**1,920**	1,944
Pension prepayment	**329**	335	**329**	335
Other	**(96)**	(104)	**(95)**	(87)
Total provision for deferred taxation	**2,174**	2,191	**2,154**	2,192

24. Called up share capital
The authorised share capital of the company throughout the year ended 31 March 2005 was £2,625,000,001 divided into 10,500,000,004 ordinary shares of 25p each.

The allotted, called up and fully paid share capital of the company was £2,172 million at 31 March 2005 (2004 – £2,172 million), representing 8,689,755,905 ordinary shares (2004 – 8,689,755,905 ordinary shares).

25. Reconciliation of movement in shareholders' funds

	Share capital £m	Share premium account[a] £m	Capital redemption reserve[a] £m	Other reserves[a] £m	Profit and loss account £m	Total £m
Balances at 1 April 2002	2,170	7,975	747	138	7,097	18,127
Goodwill, previously written off to reserves, taken back to the profit and loss account (note 7)	–	–	–	–	869	869
Shares issued – 8 million shares issued	2	25	–	–	–	27
Transfer between reserves	–	–	–	(27)	27	–
Currency movements (including £106 million net movements in respect of foreign currency borrowings)[c]	–	–	–	–	5	5
Profit for the financial year as restated	–	–	–	–	2,690	2,690
Dividends	–	–	–	–	(587)	(587)
Balances at 1 April 2003	2,172	8,000	747	111	10,101	21,131
Currency movements[c]	–	–	–	–	(89)	(89)
Profit for the financial year as restated	–	–	–	–	1,423	1,423
Dividends	–	–	–	–	(932)	(932)
Balances at 1 April 2004	2,172	8,000	747	111	10,503	21,533
Currency movements	–	–	–	–	19	19
Profit for the financial year	–	–	–	–	2,504	2,504
Dividends	–	–	–	–	(574)	(574)
Balances at 31 March 2005	**2,172**	**8,000**	**747**	**111**	**12,452**	**23,482**

25. Reconciliation of movement in shareholders' funds continued

	Share capital £m	Share premium account[a] £m	Capital redemption reserve[a] £m	Profit and loss account £m	Total £m
Company					
Balances at 1 April 2002	2,170	7,975	752	7,113	18,010
Shares issued – 8 million shares issued	2	25	–	–	27
Currency movements	–	–	–	129	129
Loss for the financial year[c]	–	–	–	(1,506)	(1,506)
Dividends	–	–	–	(587)	(587)
Balances at 1 April 2003	2,172	8,000	752	5,149	16,073
Currency movements	–	–	–	(46)	(46)
Profit for the financial year[c]	–	–	–	1,144	1,144
Dividends	–	–	–	(932)	(932)
Balances at 1 April 2004	2,172	8,000	752	5,315	16,239
Currency movements	–	–	–	69	69
Profit for the financial year[c]	–	–	–	1,620	1,620
Dividends	–	–	–	(574)	(574)
Balances at 31 March 2005	**2,172**	**8,000**	**752**	**6,430**	**17,354**

[a] The share premium account, representing the premium on allotment of shares, the capital redemption reserve and the other reserves, are not available for distribution.

[b] The cumulative foreign currency translation adjustment, which increased retained earnings at 31 March 2005, was £152 million (2004 – £133 million, 2003 – £222 million).

[c] The profit for the financial year, dealt with in the profit and loss account of the company and after taking into account dividends from subsidiary undertakings, was £1,620 million (2004 – £1,144 million, 2003 – £1,506 million loss). As permitted by Section 230 of the Companies Act 1985, no profit and loss account of the company is presented.

[d] Aggregate goodwill at 31 March 2005 in respect of acquisitions completed prior to 1 April 1998 of £385 million (2004 – £385 million, 2003 – £1,254 million) has been written off against retained earnings in accordance with the group's accounting policy. The goodwill written off against retained earnings will be charged in the profit and loss account on the subsequent disposal of the business to which it related.

[e] Release of statutory reserves in subsidiary undertakings on cessation of associated activities.

26. Related party transactions

The company is a wholly owned subsidiary of BT Group Investments Limited, which is the immediate controlling entity. BT Group Investments Limited is a wholly owned subsidiary of the ultimate holding company, BT Group plc.

Copies of the ultimate holding company's financial statements may be obtained from The Secretary, BT Group plc, 81 Newgate Street, London EC1A 7AJ.

The results of the company are included in the consolidated financial statements of BT Group plc. Consequently the company is exempt under the terms of Financial Reporting Standard No. 8 from disclosing details of transactions and balances with BT Group plc, fellow subsidiaries and associated undertakings, and other companies which are deemed to be under common control in 2003.

27. Financial commitments and contingent liabilities

	Group		Company	
	2005 £m	2004 £m	2005 £m	2004 £m
Contracts placed for capital expenditure not provided in the accounts	**735**	879	**688**	827
Operating lease payments payable within one year of the balance sheet date were in respect of leases expiring:				
Within one year	**11**	8	**20**	21
Between one and five years	**43**	29	**97**	108
After five years	**321**	330	**307**	316
Total payable within one year	**375**	367	**424**	445

Future minimum operating lease payments for the group at 31 March 2005 were as follows:

	2005 £m
Payable in the year ending 31 March:	
2006	**375**
2007	**376**
2008	**376**
2009	**373**
2010	**370**
Thereafter	**8,587**
Total future minimum operating lease payments	**10,457**

Operating lease commitments were mainly in respect of leases of land and buildings.

At 31 March 2005, other than disclosed below, there were no contingent liabilities or guarantees other than those arising in the ordinary course of the group's business and on these no material losses are anticipated. The group has insurance cover to certain limits for major risks on property and major claims in connection with legal liabilities arising in the course of its operations. Otherwise, the group generally carries its own risks.

The group has provided guarantees relating to certain leases entered into by O2 UK Limited prior to its demerger with O2 on 19 November 2001. O2 plc has given BT a counterindemnity for these guarantees. The maximum likely exposure is US$76 million (£41 million) as at 31 March 2005, although this could increase by a further US$563 million (£298 million) in the event of credit default in respect of amounts used to defease future lease obligations. The guarantee lasts until O2 UK Ltd has discharged all its obligations, which is expected to be when the lease ends on 30 January 2017.

The company does not believe there are any pending legal proceedings which would have a material adverse effect on the financial position or results of operations of the group.

Proceedings have been initiated in Italy against 21 defendants, including a former BT employee, in connection with the Italian UMTS auction. Blu, in which BT held a minority interest, participated in that auction process. The hearings are continuing in Rome. If the proceedings are successful, BT could be held liable, with others, for any damages. The company has concluded that it is not appropriate to make a provision in respect of any such potential claim.

The European Commission is formally investigating the way the UK Government has set BT's property rates and those paid by Kingston Communications. The Commission is examining whether the Government has complied with EC Treaty rules preventing on state aid in assessing BT's rates. BT's rates were set by the Valuation Office after lengthy discussions based on well established principles, in a transparent process. In BT's view, any allegation of state aid is groundless and BT is confident that the Government will demonstrate the fairness of the UK ratings system. A finding against HM Government could result in BT having to repay any amount of state aid it may be determined to have received. The company has concluded that it is not appropriate to make a provision in respect of any such potential finding.

28. Pension costs

Background

The group continues to account for pension costs in accordance with UK Statement of Standard Accounting Practice No. 24 "Pension Costs" (SSAP 24). In addition, disclosures have been presented in accordance with Financial Reporting Standard No. 17 "Retirement Benefits" (FRS 17).

The group offers retirement plans to its employees. The group's main scheme, the BT Pension Scheme (BTPS), is a defined benefit scheme where the benefits are based on employees' length of service and final pensionable pay. The BTPS is funded through a legally separate trustee administered fund. This scheme has been closed to new entrants since 31 March 2001 and replaced by a defined contribution scheme. Under this defined contribution scheme the profit and loss charge represents the contribution paid by the group based upon a fixed percentage of employees' pay.

The total pension costs of the group expensed within staff costs in the year was £465 million (2004 – £404 million, 2003 – £322 million), of which £430 million (2004 – £376 million, 2003 – £306 million) related to the group's main defined benefit pension scheme, the BTPS. The increase in the pension cost in the 2005 financial year reflects the introduction of Smart Pensions, a National Insurance salary sacrifice scheme under which employees elect to stop making employee contributions and for the company to make additional contributions in return for a reduction in gross contractual pay. As a result there has been a switch between wages and salaries and pension costs of £99 million in the year. The increase in the pension cost in the 2004 financial year reflects the amortisation charge for the pension deficit partly offset by a reduction in the number of active members of the BTPS and the interest credit relating to the balance sheet prepayment. This total pension cost includes the cost of providing enhanced pension benefits to leavers, which amounted to £nil million (2004 – £1 million, 2003 – £60 million).

The pension cost applicable to the group's main defined contribution schemes in the year ended 31 March 2005 was £11 million (2004 – £7 million, 2003 – £4 million), and £1.2 million (2004 – £0.7 million, 2003 – £0.4 million) of contributions to the schemes were outstanding at 31 March 2005.

The group occupies four properties owned by the scheme on which an annual rental of £7 million is payable. The BTPS assets are invested in UK and overseas equities, UK and overseas properties, fixed interest and index linked securities, deposits and short-term investments. At 31 March 2005, the UK equities included 17 million (2004 – 33 million, 2003 – 37 million) ordinary shares of BT Group plc with a market value of £36 million (2004 – £58 million, 2003 – £58 million).

BT Pension Scheme

Funding valuation

A triennial valuation is carried out for the independent scheme trustees by a professionally qualified independent actuary, using the projected unit method. The purpose of the valuation is to design a funding plan to ensure that present and future contributions should be sufficient to meet future liabilities. The triennial valuation as at 31 December 2002 forms the basis of determining the group's pension fund contributions for the year ending 31 March 2004 and future periods until the next valuation is completed. The funding valuation is performed at 31 December because this is the financial year end of the BTPS.

The valuation basis for funding purposes is broadly as follows:

■ scheme assets are valued at market value at the valuation date; and

■ scheme liabilities are measured using a projected unit method and discounted at the estimated rate of return reflecting the assets of the scheme.

The last three triennial valuations were determined using the following long-term assumptions:

	Real rates (per annum)			Nominal rates (per annum)		
	2002 valuation %	1999 valuation %	1996 valuation %	2002 valuation %	1999 valuation %	1996 valuation %
Return on existing assets, relative to market values	4.52	2.38	3.80	7.13	5.45	7.95
(after allowing for an annual increase in dividends of)	1.00	1.00	0.75	3.53	4.03	4.78
Return on future investments	4.00	4.00	4.25	6.60	7.12	8.42
Average increase in retail price index	–	–	–	2.50	3.00	4.00
Average future increases in wages and salaries	1.50*	1.75	1.75	4.04*	4.80	5.82
Average increase in pensions	–	–	–	2.50	3.00	3.75-4.00

* There is a short term reduction in the real salary growth assumption to 1.25% for the first three years.

28. Pension costs continued

The mortality assumption reflects improvements in life expectancy since the 1999 valuation and incorporates further future improvements.

The assumed rate of investment return, salary increases and mortality all have a significant effect on the funding valuation. A 0.25 percentage point change in these assumptions would have the following effects:

	Impact on funding deficit	
	Increase £bn	Decrease £bn
0.25 percentage point change in:		
Investment return	(0.9)	0.9
Wage and salary increases	0.2	(0.2)

An additional year of life expectancy would result in a £0.7 billion increase in the deficit.

At 31 December 2002, the assets of the BTPS had a market value of £22.8 billion (1999 – £29.7 billion) and were sufficient to cover 91.6% (1999 – 96.8%) of the benefits accrued by that date, after allowing for expected future increases in wages and salaries but not taking into account the costs of providing incremental pension benefits for employees leaving under release schemes since that date. This represents a funding deficit of £2.1 billion compared to £1.0 billion at 31 December 1999. The funding valuation uses conservative assumptions whereas, had the valuation been based on the actuary's view of the median estimate basis, the funding deficit would have been reduced to £0.4 billion. Although the current market value of equity investments has fallen, the investment income and contributions received by the scheme exceeded the benefits paid by £0.3 billion in the year ended 31 December 2002. As a result of the triennial funding valuation the group has agreed to make employer's contributions at a rate of 12.2% of pensionable pay from April 2003 and annual deficiency payments of £232 million. This compared to the employer's contribution rate of 11.6% and annual deficiency payments of £200 million that were determined under the 1999 funding valuation. In the year ended 31 March 2005, the group made regular contributions of £376 million (2004 – £284 million, 2003 – £278 million) and additional special contributions for enhanced pension benefits to leavers in the year ended 31 December 2003 of £6 million in the 2004 financial year (2004 – £130 million, 2003 – £129 million) and deficiency contributions of £nil (2004 – £612 million, 2003 – £200 million) as a result of the early payment of £380 million made in the 2004 financial year that was scheduled for payment in subsequent years.

Under the terms of the trust deed that governs the BTPS the group is required to have a funding plan that should address the deficit over a maximum period of 20 years whilst the agreed funding plan addresses the deficit over a period of 15 years. The group will continue to make deficiency payments until the deficit is made good.

The BTPS was closed to new entrants on 31 March 2001 and the age profile of active members will consequently increase. Under the projected unit method, the current service cost, as a proportion of the active members' pensionable salaries, is expected to increase as the members of the scheme approach retirement. Despite the scheme being closed to new entrants, the projected payment profile extends over more than 60 years.

SSAP 24 accounting valuation

The SSAP 24 valuation is broadly on the following basis:
■ scheme assets are valued at market value; and
■ scheme liabilities are measured using the projected unit method and discounted at the estimated rate of return reflecting the assets of the scheme.

The pension cost for the 2003 financial year was based on the SSAP 24 valuation at 31 March 2000. At 31 March 2000 there was a SSAP 24 deficit of £0.2 billion and the regular cost for the 2003 and 2002 financial years was 11.6% of pensionable salaries. The SSAP 24 valuation at 31 March 2000 was based on the same assumptions as the December 1999 funding valuation, with the exception that, over the long-term, it has been assumed that the return on the existing assets of the scheme, relative to market values, would be a nominal 5.6% per annum which equates to a real return of 2.5% per annum.

The pension cost for the 2005 and 2004 financial years were based upon the SSAP 24 valuation at 31 March 2003. At 31 March 2003, there was a SSAP 24 deficit of £1.4 billion, before taking account of the balance sheet prepayment and the regular cost is 11.3% of pensionable salaries. The SSAP 24 valuation at 31 March 2003 is based on the 31 December 2002 funding valuation rolled forward, and uses the same assumptions as set out above, with the following exceptions:
■ return on existing assets is assumed to be a nominal 7.1% per annum, which equates to a real return of 4.7%;
■ average increase in retail price index is assumed to be 2.25% per annum; and
■ the average future increases in wages and salaries is assumed to include a short term reduction in the real salary growth assumption to 0.75% for the first three years, before returning to 1.5%.

28. Pension costs continued

The cumulative difference since the adoption of SSAP 24 between the cash contributions paid by the group to the pension scheme and the profit and loss charge is reflected on the balance sheet. The cumulative cash contributions exceed the profit and loss charge and the resulting difference is shown as a prepayment on the balance sheet. At 31 March 2005 the prepayment was £1,118 million (2004 – £1,172 million).

The pension charge to the profit and loss account will also include the amortisation of the combined pension fund position and pension prepayment over the average remaining service lives of scheme members, which amounts to 13 years, and the cost of enhanced pension benefits provided to leavers.

FRS 17 – Retirement benefits

The group continues to account for pensions in accordance with SSAP 24. Full implementation of FRS 17 has been deferred by the Accounting Standards Board and would have applied to the group for the 2006 financial year. However, in the 2006 financial year the group will adopt International Financial Reporting Standards (IFRS). The requirements for disclosure under FRS 17 remain in force between its issue and full implementation, and the required information is set out below. FRS 17 specifies how key assumptions should be derived and applied. These assumptions are often different to the assumptions adopted by the pension scheme actuary and trustees in determining the funding position of pension schemes. The accounting requirements under FRS 17 are broadly as follows:

■ scheme assets are valued at market value at the balance sheet date;

■ scheme liabilities are measured using a projected unit method and discounted at the current rate of return on high quality corporate bonds of equivalent term to the liability; and

■ movement in the scheme surplus/deficit is split between operating charges and financing items in the profit and loss account and, in the statement of total recognised gains and losses, actuarial gains and losses.

The financial assumptions used to calculate the BTPS liabilities under FRS 17 at 31 March 2005 are:

	Real rates (per annum)			Nominal rates (per annum)		
	2005 %	2004 %	2003 %	2005 %	2004 %	2003 %
Average future increases in wages and salaries	1.00*	1.00*	1.50*	3.73*	3.63*	3.78*
Average increase in pensions in payment and deferred pensions	–	–	–	2.70	2.60	2.25
Rate used to discount scheme liabilities	2.63	2.63	3.08	5.40	5.50	5.40
Inflation – average increase in retail price index	–	–	–	2.70	2.60	2.25

*There is a short term reduction in the real salary growth assumption to 0.75% for the first year (2004 – two years, 2003 – three years).

The expected nominal rate of return and fair values of the assets of the BTPS at 31 March were:

	31 March 2005			31 March 2004			31 March 2003		
	Expected long-term rate of return (per annum) %	Asset fair value £b	%	Expected long-term rate of return (per annum) %	Asset fair value £b	%	Expected long-term rate of return (per annum) %	Asset fair value £b	%
UK equities	8.0	9.6	32	8.2	9.2	34	8.2	7.4	34
Non-UK equities	8.0	9.0	30	8.2	8.1	30	8.2	6.4	30
Fixed-interest securities	5.4	4.6	16	5.3	4.0	15	5.2	3.1	14
Index-linked securities	4.4	2.8	10	4.4	2.3	9	4.3	1.7	8
Property	6.8	3.6	12	6.8	3.3	12	7.0	3.3	15
Cash and other	4.0	–	–	4.0	–	–	4.0	(0.4)	(1)
Total	**7.1**	**29.6**	**100**	7.3	26.9	100	7.4	21.5	100

The long-term expected rate of return on investments does not affect the level of the deficit but does affect the level of the expected return on assets within the net finance cost charged to the profit and loss account under FRS 17.

28. Pension costs continued

The net pension deficit set out below is under FRS 17 is as if this standard was fully applied. The fair value of the BTPS assets, the present value of the BTPS liabilities based on the financial assumptions set out above, and the resulting deficit, together with those of unfunded pension liabilities at 31 March 2005 and 31 March 2004 are shown below. The fair value of the BTPS assets is not intended to be realised in the short term and may be subject to significant change before it is realised. The present value of the liabilities is derived from long-term cash flow projections and is thus inherently uncertain.

	31 March 2005			31 March 2004		
	Assets £m	Present value of liabilities £m	Deficit £m	Assets £m	Present value of liabilities £m	Deficit £m
BTPS	29,550	34,270	4,720	26,900	32,000	5,100
Other liabilities	26	37	61	–	36	36
Total deficit			4,781			5,136
Deferred tax asset at 30%			(1,434)			(1,541)
Net pension liability			**3,347**			3,595

If the above amounts had been recognised in the financial statements, the group's net assets and profit and loss reserve at 31 March would be as follows:

	2005 £m	2004 £m[a]
Net assets		
Net assets as reported	23,482	21,533
SSAP 24 pension prepayment (net of deferred tax)	(776)	(820)
SSAP 24 pension provision (net of deferred tax)	31	25
Net pension liability under FRS 17	(3,347)	(3,595)
Net assets including net pension liability	19,390	17,143

	2005 £m	2004 £m
Profit and loss reserve		
Profit and loss reserve, as reported	12,452	10,503
SSAP 24 pension prepayment (net of deferred tax)	(776)	(820)
SSAP 24 pension provision (net of deferred tax)	31	25
Net pension liability under FRS 17	(3,347)	(3,595)
Profit and loss reserve including net pension liability	8,360	6,113

[a] Restated – see note 1

28. Pension costs continued

On the basis of the above assumptions and in compliance with FRS 17 the amounts that would have been charged to the consolidated profit and loss account and the statement of total recognised gains and losses for the year ended 31 March 2005 would be as follows:

	2005 £m	2004 £m
Analysis of amounts that would be charged to operating profit on an FRS 17 basis		
Current service cost	540	438
Past service cost	–	1
Total operating charge	**540**	**439**
Amount that would be charged (credited) to net interest payable on an FRS 17 basis		
Expected return on pension scheme assets	(1,918)	(1,560)
Interest on pension scheme liabilities	1,720	1,615
Net finance (income) expense	**(198)**	**55**
Amount that would be charged to profit before taxation on an FRS 17 basis	**342**	**494**
Analysis of the amount that would be recognised in the consolidated statement of total recognised gains and losses on an FRS 17 basis		
Actual return less expected return on pension scheme assets	1,664	4,130
Experience losses arising on pension scheme liabilities	(437)	(290)
Changes in assumptions underlying the present value of the pension scheme liabilities	(933)	(500)
Actuarial gain recognised	**294**	**3,340**

The net pension cost of £342 million for the year ended 31 March 2005 (2004 – £494 million) under FRS 17 is £123 million lower (2004 – £90 million higher) than the profit and loss charge recognised under SSAP 24.

The movements in the net pension liability, on an FRS 17 basis, during the year were:

	2005 £m	2004 £m
Deficit at 1 April	5,136	9,033
Current service cost	540	438
Contributions	(413)	(1,051)
Past service costs	–	1
Other finance (income) expense	(198)	55
Acquisitions	10	–
Actuarial gain recognised	(294)	(3,340)
Deficit at 31 March	**4,781**	**5,136**
Net pension liability, post tax, at 31 March	**3,347**	**3,595**

The history of experience gains (losses) which would have been recognised under FRS 17 were:

	2005	2004	2003
Difference between expected and actual return on scheme assets:			
Amount (£m)	1,664	4,130	(6,995)
Percentage of scheme assets	5.6%	15.4%	32.5%
Experience gains and losses on scheme liabilities:			
Amount (£m)	(437)	(290)	1,056
Percentage of the present value of scheme liabilities	1.3%	0.9%	3.5%
Total amount recognised in statement of total recognised gains and losses:			
Amount (£m)	294	3,340	(7,599)
Percentage of the present value of scheme liabilities	0.9%	10.4%	24.9%

29. Directors' emoluments and pensions

For the year ended 31 March 2005 the aggregate emoluments of the directors was £3,276,000 (2004 – £3,834,500). This includes deferred bonuses of £457,000 (2004 – £646,500) which have been awarded and are payable in 5p ordinary shares of BT Group plc in three years time.

Retirement benefits were accruing to three directors (2004 – one) under a defined benefits pension scheme.

During the year no director exercised options (2004 – nil) under BT Group share option plans. Five directors (2004 – three) received or are entitled to receive 5p ordinary shares of BT Group plc under BT long-term incentive plans. The aggregate value of BT Group plc shares vested in directors during the year under BT long-term incentive plans was £2,142,000.

The emoluments of the highest paid director were £1,736,000 (2004 – £2,397,500). He is entitled to receive 4,690,280 BT Group plc 5p ordinary shares under BT long-term incentive plans. He did not exercise any share options.

Included in the above aggregate emoluments are those of Ben Verwaayen, Ian Livingston (who was a director from 1 April 2004 to 7 February 2005) and Hanif Lalani (who was appointed a director on 7 February 2005), who are also directors of the ultimate holding company, BT Group plc. The directors do not believe it is practicable for the purposes of this report to apportion the amounts of total emoluments received by them between their services as directors of the company and their services as directors of BT Group plc.

30. People employed

	2005		2004		2003	
	Year end '000	Average '000	Year end '000	Average '000	Year end '000	Average '000
Number of employees in the group:						
UK	90.8	90.7	91.6	94.8	96.3	98.4
Non-UK	11.3	8.9	8.3	8.3	8.4	9.0
Total	102.1	99.6	99.9	103.1	104.7	107.4

31. Auditors

The auditors' remuneration for the year ended 31 March 2005 for the group was £4,356,000 (2004 – £3,753,000, 2003 – £2,908,000). The audit fees payable to the company's auditors, PricewaterhouseCoopers LLP, for the company and UK subsidiary undertakings' statutory accounts were £2,414,000 (2004 – £2,445,000, 2003 – £1,875,000). The audit fee of the company was £1,503,000 (2004 – £1,325,000, 2003 – £1,325,000). The following fees for audit and non-audit services were paid or are payable to the company's auditors, PricewaterhouseCoopers LLP, for the years ended 31 March 2005, 31 March 2004 and 31 March 2003:

	2005 £000	2004 £000	2003 £000
Audit services			
Statutory audit	4,108	3,730	2,881
Regulatory audit	1,423	1,950	1,690
	5,531	5,680	4,571
Further assurance services			
Corporate Finance advice	989	462	265
Other	110	82	829
	1,099	544	1,094
Tax services	2,912	2,656	2,245
Other Services			
Systems advice	–	–	3,765
Other	434	110	766
	434	110	4,531
Total	9,976	8,990	12,441

Total fees paid or payable to PricewaterhouseCoopers LLP in the UK for non-audit services in the year ended 31 March 2005 were £5,171,000 (2004 – £4,545,000, 2003 – £8,980,000).

32. Financial instruments and risk management

The group holds or issues financial instruments mainly to finance its operations; for the temporary investment of short-term funds; and to manage the currency and interest rate risks arising from its operations and from its sources of finance. In addition, various financial instruments – for example trade debtors and trade creditors – arise directly from the group's operations.

The group finances its operations primarily by a mixture of issued share capital, retained profits, deferred taxation, long-term loans and short-term loans, principally by issuing commercial paper and medium-term notes. The group borrows in the major long-term debt markets in major currencies. Typically, but not exclusively, the bond markets provide the most cost-effective means of long-term borrowing. The group uses derivative financial instruments primarily to manage its exposure to market risks from changes in interest and foreign exchange rates. The derivatives used for this purpose are principally interest rate swaps, gilt locks, currency swaps and forward currency contracts.

The types of financial instrument used for investment of short-term funds are prescribed in group treasury policies with limits on the exposure to any one organisation. Short-term investing in financial instruments is undertaken on behalf of the group by substantial external fund managers who are limited to dealing in debt instruments and certain defined derivative instruments and are given strict guidelines on credit, diversification and maturity profiles.

During the year ended 31 March 2005, the group's net debt reduced from £8.5 billion to £7.9 billion mainly from working capital inflows and proceeds from the sale of investments. During the 2005 financial year, the group restructured some of its swaps portfolio. As a result, the group terminated £2.9 billion of cross-currency and sterling interest rate swaps with some swaps being replaced with new swaps which had the same economic hedging effect. This resulted in the group paying £107 million in reducing gross debt and receiving a net £14 million of interest receipts. The interest receipts and payments on restructuring have been included within deferred income and other debtors respectively and will be amortised to the profit and loss account over the term of the underlying hedged debt. The group's fixed:floating interest rate profile on net debt is 95:5 at 31 March 2005.

During the year ended 31 March 2004 the group's net debt reduced from £9.6 billion to £8.5 billion due to working capital inflows. During the 2004 financial year, the group restructured some of its swaps portfolio to mitigate credit risk to certain counter parties. As a result, the group terminated £7 billion of cross-currency interest rate swaps and replaced these with new swaps which had the same economic hedging effect. This resulted in the group paying £445 million in reducing gross debt and receiving £420 million of interest. The interest receipt has been included in deferred income and will be amortised to the profit and loss account over the term of the underlying debt. The group's fixed:floating interest rate profile on net debt was 76:24 at 31 March 2004.

During the year ended 31 March 2003, the group's net debt reduced from £13.7 billion to £9.6 billion. £2.6 billion was realised from the disposal of the group's interest in Cegetel Groupe SA in the year, and the group has closed out £2.6 billion of associated fixed interest rate swaps. The group's fixed:floating interest rate profile on net debt therefore remained at 88:12 at 31 March 2003.

The group uses financial instruments to hedge some of its currency exposures arising from its non-UK assets, liabilities and forward purchase commitments. The group also hedges some of its interest liabilities. The financial instruments used comprise borrowings in foreign currencies, forward foreign currency exchange contracts, gilt locks and interest and currency swaps.

There has been no change in the nature of the group's risk profile between 31 March 2005 and the date of these financial statements.

The notional amounts of derivatives summarised below do not necessarily represent amounts exchanged by the parties and, thus, are not necessarily a measure of the exposure of the group through its use of derivatives. The amounts exchanged are calculated on the notional amounts and other terms of the derivatives which relate to interest and exchange rates.

32. Financial instruments and risk management continued

(a) Interest rate risk management

The group has entered into interest rate swap agreements with banks and other institutions to vary the amounts and periods for which interest rates on borrowings are fixed. Under interest rate swaps, the group agrees with other parties to exchange, at specified intervals, the differences between fixed rate and floating rate interest amounts calculated by reference to an agreed notional principal amount. Under gilt locks, forward sales of UK government long-dated treasury stock were entered into for periods of up to one year. This hedge effectively fixed in the interest on part of the group's then future borrowings, all of which have now been taken on.

At 31 March 2005, the group had outstanding interest rate swap agreements having a total notional principal amount of £5,297 million (2004 – £5,210 million).

(b) Foreign exchange risk management

Cross currency swaps and forward foreign exchange contracts have been entered into to reduce the foreign currency exposure on the group's operations and the group's net assets. The group also enters into forward foreign exchange contracts to hedge investments, interest expense and purchase and sale commitments denominated in foreign currencies (principally US dollars and the euro). The remaining terms of the currency swaps are up to 26 years and the terms of currency forward exchange contracts are typically less than one year.

The purpose of the group's foreign currency hedging activities is to protect the group from the risk that the eventual net inflows and net outflows will be adversely affected by changes in exchange rates.

At 31 March 2005, the group had outstanding foreign currency swap agreements and forward exchange contracts having a total notional principal amount of £9,819 million (2004 – £11,367 million).

The values of forward foreign currency contracts at 31 March 2005 were £427 million (2004 – £301 million) for purchases of currency and £782 million (2004 – £1,223 million) for sales of currency. These values have been estimated by calculating their present values using the market discount rates, appropriate to the terms of the contracts, in effect at the balance sheet dates.

At 31 March 2005, the group had deferred unrealised gains of £2 million (2004 – £nil million) and losses of £nil million (2004 – £5 million), based on dealer-quoted prices, from hedging purchase and sale commitments, and in addition had deferred realised net losses of £5 million (2004 – £3 million gains). These are included in the profit and loss account as part of the hedged purchase or sale transaction when it is recognised, or as gains or losses when a hedged transaction is no longer expected to occur.

(c) Concentrations of credit risk and credit exposures of financial instruments

The group considers that it is not exposed to major concentrations of credit risk. The group, however, is exposed to credit-related losses in the event of non-performance by counterparties to financial instruments, but does not expect any counterparties to fail to meet their obligations. The group limits the amount of credit exposure to any one counterparty. The group does not normally see the need to seek collateral or other security.

The long-term debt instruments issued in December 2000 and February 2001 both contained covenants that if the group credit rating was downgraded below A3 in the case of Moody's or below A minus in the case of S&P, additional interest would accrue from the next interest coupon period at the rate of 0.25 percentage points for each ratings category adjustment by each ratings agency. In May 2001, Moody's downgraded BT's credit rating to Baa1, which increased BT's interest charge by approximately £32 million per annum. BT's current rating from S&P is A minus. Based upon the total debt of £9 billion outstanding on these instruments at 31 March 2005, BT's annual interest charge would increase by approximately £26 million if BT's credit rating were to be downgraded by one credit rating category by both agencies below a long-term debt rating of Baa1/A minus. If BT's credit rating with Moody's was to be upgraded by one credit rating category the annual interest charge would be reduced by approximately £13 million.

32. Financial instruments and risk management continued

(d) Fair value of financial instruments

The following table shows the carrying amounts and fair values of the group's financial instruments at 31 March 2005 and 2004. The carrying amounts are included in the group balance sheet under the indicated headings, with the exception of derivative amounts, which are included in debtors or other creditors or as part of net debt as appropriate. The fair values of the financial instruments are the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in forced or liquidation sale.

	Carrying amount		Fair value	
	2005 **£m**	2004 £m	**2005** **£m**	2004 £m
Non-derivatives:				
Assets				
Cash at bank and in hand	**87**	47	**87**	47
Short-term investments[a]	**4,590**	5,115	**4,590**	5,115
Fixed asset investments[b]	**13**	231	**13**	231
Liabilities				
Short-term borrowings	**2**	2	**2**	2
Long-term borrowings, excluding finance leases[c]	**10,904**	11,801	**12,246**	13,507
Derivatives relating to investments and borrowings (net)[d]:				
Assets	**–**	–	**–**	–
Liabilities	**685**	748	**1,435**	1,182
Derivative financial instruments held or issued to hedge the current exposure on expected future transactions (net):				
Assets	**–**	–	**–**	–
Liabilities	**–**	–	**2**	–

[a] The fair values of listed short-term investments were estimated based on quoted market prices for those investments. The carrying amount of the other short-term deposits and investments approximated to their fair values due to the short maturity of the instruments held.

[b] The fair values of listed fixed asset investments were estimated based on quoted market prices for those investments.

[c] The fair value of the group's bonds, debentures, notes and other long-term borrowings has been estimated on the basis of quoted market prices for the same or similar issues with the same maturities where they existed, and on calculations of the present value of future cash flows using the appropriate discount rates in effect at the balance sheet dates, where market prices of similar issues did not exist.

[d] The fair value of the group's outstanding foreign currency and interest rate swap agreements was estimated by calculating the present value, using appropriate discount rates in effect at the balance sheet dates, of affected future cash flows translated, where appropriate, into pounds sterling at the market rates in effect at the balance sheet dates.

The following information is provided in accordance with the requirements of FRS 13 – "Derivatives and other financial instruments: disclosures". Except for disclosures under *currency exposures* below, the financial information excludes all of the group's short-term debtors and creditors.

Financial liabilities

After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group's financial liabilities at 31 March was:

	2005				2004			
Currency:	**Fixed rate financial liabilities** **£m**	**Floating rate financial liabilities** **£m**	**Financial liabilities on which no interest is paid** **£m**	**Total** **£m**	Fixed rate financial liabilities £m	Floating rate financial liabilities £m	Financial liabilities on which no interest is paid £m	Total £m
Total (Sterling)	**7,488**	**5,101**	**–**	**12,589**	7,747	5,950	1	13,698

32. Financial instruments and risk management continued

For the fixed rate financial liabilities, the average interest rates and the average periods for which the rates are fixed are:

| | 2005 | | 2004 | |
| | Weighted average interest rate % | Weighted average period for which rate is fixed Years | Weighted average interest rate % | Weighted average period for which rate is fixed Years |
Currency:				
Sterling	8.8	11	8.7	13

The floating rate financial liabilities bear interest at rates fixed in advance for periods ranging from one day to one year by reference to LIBOR.

The maturity profile of financial liabilities is as given in note 21.

Financial assets

After taking into account the various interest rate swaps and forward foreign currency contracts entered into by the group, the interest rate profile of the group's financial assets at 31 March was:

| | 2005 | | | | 2004 | | | |
| | Fixed rate financial assets £m | Floating rate financial assets £m | Financial assets on which no interest is paid £m | Total £m | Fixed rate financial assets £m | Floating rate financial assets £m | Financial assets on which no interest is paid £m | Total £m |
Currency:								
Sterling	106	4,695	8	4,809	1,310	3,960	167	5,437
Euro	–	–	1	1	–	–	23	23
Other	–	–	4	4	–	–	41	41
Total	**106**	**4,695**	**13**	**4,814**	**1,310**	**3,960**	**231**	**5,501**

The sterling fixed rate financial assets yield interest at a weighted average of 4.4% (2004 – 4.5%) for a weighted average period of 22 months (2004 – 22 months).

The floating rate financial assets bear interest at rates fixed in advance for periods up to one year by reference to LIBOR.

Currency exposures

The table below shows the currency exposures of the group's net monetary assets (liabilities), in terms of those transactional exposures that give rise to net currency gains and losses recognised in the profit and loss account. Such exposures comprise the monetary assets and monetary liabilities of the group that are not denominated in the operating (or "functional") currency of the operating unit involved, other than certain non-sterling borrowings treated as hedges of net investments in non-UK operations. At 31 March, these exposures were as follows:

| | 2005 | | | | | 2004 | | | | |
	Sterling £m	US dollar £m	Euro £m	Other £m	Total £m	Sterling £m	US dollar £m	Euro £m	Other £m	Total £m
Functional currency of group operation:										
Sterling	–	(53)	6	(1)	(48)	–	43	7	1	51
Euro	2	–	–	–	2	–	2	–	2	4
Total	**2**	**(53)**	**6**	**(1)**	**(46)**	**–**	**45**	**7**	**3**	**55**

32. Financial instruments and risk management continued

The amounts shown in the table above take into account the effect of any currency swaps, forward contracts and other derivatives entered into to manage those currency exposures.

At 31 March 2005, the group also held various forward currency contracts that the group had taken out to hedge expected future foreign currency purchases and sales.

Fair values of financial assets held for trading	2005 £m	2004 £m
Net gain included in profit and loss account	18	61
Fair value of financial assets held for trading at 31 March	546	785

The net gain was derived from government bonds, commercial paper and similar debt instruments. The average fair value of financial assets held during the year ended 31 March 2005 did not differ materially from the year end position.

Hedges

Gains and losses on instruments used for hedging are not recognised until the exposure that is being hedged is itself recognised. Unrecognised and deferred gains and losses on instruments used for hedging and those recognised in the years ended 31 March 2005 and 31 March 2004 are as follows:

	2005		2004	
	Gains £m	Losses £m	Gains £m	Losses £m
Gains and losses:				
recognised in the year but arising in previous years[a]	124	59	104	106
unrecognised at the balance sheet date	47	799	306	740
carried forward in the year end balance sheet, pending recognition in the profit and loss account[a]	545	165	564	122
expected to be recognised in the following year:				
unrecognised at balance sheet date	36	51	9	–
carried forward in the year end balance sheet pending, recognition in the profit and loss account[a]	136	39	124	59

[a] Excluding gains and losses on hedges accounted for by adjusting the carrying amount of a fixed asset.

Unused committed lines of credit

Unused committed lines of credit for short-term financing available at 31 March 2005 totalled approximately £145 million (2004 – £145 million), which was in support of a commercial paper programme or other borrowings. These lines of credit are available for up to one year.

33. Post balance sheet events

In March 2005 BT agreed to acquire Radianz, the leading financial services extranet provider, from Reuters for consideration of £107 million for the business plus any cash remaining on the balance sheet, net of working capital adjustments, at completion date. Regulatory clearance was received in April and the transaction completed on 29 April 2005.

United States Generally Accepted Accounting Principles

The group's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the UK (UK GAAP), which differ in certain respects from those applicable in the US (US GAAP).

I   Differences between United Kingdom and United States Generally Accepted Accounting Principles
The following are the main differences between UK and US GAAP which are relevant to the group's financial statements.

(a)   Sale and leaseback of properties
Under UK GAAP, the sale of BT's property portfolio is treated as a fixed asset disposal and the subsequent leaseback is an operating lease. Under US GAAP, the transaction is regarded as financing and the land and buildings are recorded on the balance sheet at their net book value, an obligation equivalent to the cash proceeds is recognised and the gain on disposal is deferred until the properties are vacated by BT. Rental payments made by BT are reversed and replaced by a finance lease interest charge and a depreciation charge.

(b)   Pension costs
Under UK GAAP, pension costs are accounted for in accordance with UK Statement of Standard Accounting Practice No. 24 with costs being charged against profits over employees' working lives. Under US GAAP, pension costs are determined in accordance with the requirements of US Statements of Financial Accounting Standards (SFAS) Nos. 87 and 88. Differences between the UK and US GAAP figures arise from the requirement to use different actuarial methods and assumptions and a different method of amortising surpluses or deficits.

(c)   Accounting for redundancies
Under UK GAAP, the cost of providing incremental pension benefits in respect of workforce reductions is taken into account when determining current and future pension costs, unless the most recent actuarial valuation, combined with the provision for pension costs in the group balance sheet, under UK actuarial conventions, shows a deficit. In this case, the cost of providing incremental pension benefits is included in redundancy charges in the year in which the employees agree to leave the group.

Under US GAAP, the associated costs of providing incremental pension benefits are charged against profits in the period in which the termination terms are agreed with the employees. The fair value of termination benefits for employees who are to be retained beyond their minimum contractual retention period is recognised on a straight line basis over the future service period.

(d)   Capitalisation of interest
Under UK GAAP, the group does not capitalise interest. To comply with US GAAP, the estimated amount of interest incurred whilst constructing major capital projects is included in fixed assets, and depreciated over the lives of the related assets. The amount of interest capitalised is determined by reference to the average interest rates on outstanding borrowings. At 31 March 2005 under US GAAP, gross capitalised interest of £349 million (2004 – £358 million) with regard to the company and its subsidiary companies was subject to depreciation generally over periods of 3 to 25 years.

(e)   Goodwill
Under UK GAAP, in respect of acquisitions completed prior to 1 April 1998, the group wrote off goodwill arising from the purchase of subsidiary undertakings, associates and joint ventures on acquisition against retained earnings. The goodwill is reflected in the net income of the period of disposal, as part of the calculation of the gain or loss on divestment. Following the implementation of UK Financial Reporting Standard No. 10 (FRS 10), goodwill arising on acquisitions completed after 1 April 1998 is capitalised and amortised on a straight line basis over its useful economic life. All unamortised and pre-April 1998 goodwill will be brought back to the profit and loss account on disposal.

Under US GAAP up to 31 March 2002, goodwill arising on the acquisition of subsidiaries, associates and joint ventures was capitalised as an intangible asset and amortised over its useful life. BT adopted SFAS No. 142 on 1 April 2002 and goodwill is no longer amortised but tested annually for impairment. In connection with the adoption of SFAS No. 142 transitional and annual impairment reviews were performed. There was no transitional impairment charge recorded. As a result of the annual impairment review, no goodwill impairment charge was recognised in the year ended 31 March 2005 (2004 – £nil, 2003 – £54 million). Goodwill of £16 million (2004 – £12 million, 2003 – £20 million) amortised under UK GAAP is written back through the income statement.

I Differences between United Kingdom and United States Generally Accepted Accounting Principles continued

(f) Intangible assets

Certain intangible fixed assets recognised under US GAAP purchase accounting requirements are subsumed within goodwill under UK GAAP. The intangible assets acquired in the 2005 financial year comprise customer relationships and brand relating to Infonet – see note 14. Under US GAAP these separately identified intangible assets are valued and amortised over their useful lives which range from 5 to 15 years.

(g) Financial instruments

Under UK GAAP, investments are held on the balance sheet at historical cost. Gains and losses on instruments used for hedges are not recognised until the exposure being hedged is recognised. Under US GAAP, trading securities and available-for-sale securities are carried at market value with appropriate valuation adjustments recorded in profit and loss and shareholders' equity, respectively.

Certain derivative financial instruments which qualify for hedge accounting under UK GAAP do not qualify for hedge accounting under US GAAP. Under US GAAP, financial instruments do not qualify for hedge accounting due to the extensive documentation requirements. These financial instruments, under US GAAP, are carried at market value with valuation adjustments recorded in the income statement. The reassessment and purchase of derivatives in the year ended 31 March 2005 gave rise to an adjustment reducing net income by £299 million net of tax (2004 – reduction £133 million, 2003 – reduction £610 million). The net unrealised holding gain on equity investments held as available-for-sale securities for the year ended 31 March 2005 was £19 million (2004 – £5 million, 2003 – £22 million).

(h) Employee share plans

Certain share options have been granted under BT save-as-you-earn plans at a 20% discount. Under UK GAAP, the share issues are recorded at their discounted price when the options are exercised. Under US GAAP, a plan is considered compensatory when the discount to market price is in excess of 15%. Compensation cost is recognised for the difference between the exercise price of the share options granted and the quoted market price of the shares at the date of grant or measurement date and accrued over the vesting period of the options.

(i) Investments in associates

Under UK GAAP, the economic interest in the associates' operating profits before minority interest is reported as part of the total operating profit. For those associates in which a minority interest is recognised in their respective statements of profit and loss, such minority interest is reported as minority interest in the consolidated profit and loss account. Under US GAAP, the minority interest in the associates is reclassified from minority interest and reported within the share of results of associates.

(j) Deferred taxation

Under UK GAAP, provision is made for deferred tax in so far as a liability or asset arose as a result of transactions that had occurred by the balance sheet date and give rise to an obligation to pay more tax in the future, or a right to pay less tax in the future. Under US GAAP, deferred taxation is provided for on a full liability basis. Future tax benefits are recognised as deferred tax assets to the extent that their realisation is more likely than not. At 31 March 2005 total deferred tax liabilities were £2,715 million primarily in respect of accelerated capital allowances and total deferred tax assets were £2,221 million, primarily in respect of pension obligations.

The total valuation allowance recognised for deferred tax assets was as follows:

	2005 £m	2004 £m	Movement in year £m
Capital losses	**4,436**	4,843	(407)
Overseas losses not utilised	**860**	572	288
Other	**705**	419	286
	6,001	5,834	167

l   Differences between United Kingdom and United States Generally Accepted Accounting Principles continued

At 31 March 2005 the group had operating losses and capital losses carried forward. The group's capital losses have no expiry date restrictions. The expiry date of operating losses carried forward is dependent upon the tax law of the various territories in which the losses arise. A summary of expiry dates for losses in territories in which restrictions do apply is set out below:

Territory	Valuation allowance £m	Expiry of losses
Restricted losses:		
Americas	79	2015-2025
Europe	222	2006-2020
Total restricted losses	301	
Unrestricted losses:		
Operating losses	559	No expiry
Capital losses	4,436	No expiry
Total unrestricted losses	4,995	
Total	5,296	

The following is a reconciliation from UK to US GAAP of BT's deferred tax assets and liabilities net of related valuation allowance:

	2005 Deferred Tax Assets £m	2005 Deferred Tax Liabilities £m	2004 Deferred Tax Assets £m	2004 Deferred Tax Liabilities £m
UK GAAP	**106**	**2,280**	113	2,304
Tax effect of US GAAP Adjustments				
Pension	**1,566**	**–**	1,714	–
Property	**438**	**326**	413	337
Financial instruments	**111**	**–**	–	14
Capitalised interest	**–**	**53**	–	59
Other	**–**	**–**	–	7
Rollover relief in respect of re-invested gains	**–**	**56**	–	59
Deferred tax balances under US GAAP net of related valuation allowance	**2,221**	**2,715**	2,240	2,780

(k) Dividends

Under UK GAAP, dividends are recorded in the year in respect of which they are declared (in the case of interim or any special dividends) or proposed by the board of directors to the shareholders (in the case of final dividends). Under US GAAP, dividends are recorded in the period in which dividends are declared.

(l) Impairment

Under UK GAAP, if there is an indication of impairment the assets should be tested for impairment and, if necessary written down to the value in use, calculated based on discounted future pre-tax cash flows related to the asset or the income generating unit to which the asset belongs.

US GAAP requires that an entity assess whether impairment has occurred based on the undiscounted future cash flows. An impairment loss exists if the sum of these cash flows is less than the carrying amount of the assets. The impairment loss recognised in the income statement is based on the asset's fair value, being either market value or the sum of discounted future cash flows. Tangible assets that were not impaired under US GAAP are depreciated over their remaining useful lives.

(m) Disposals of businesses

There are timing differences between UK and US GAAP for recognition of gains on the sale of certain businesses. Foreign exchange movements taken to reserves under UK GAAP are reported in the income statement under US GAAP. Historical GAAP differences on disposed businesses are also shown under this line item.

I Differences between United Kingdom and United States Generally Accepted Accounting Principles continued

(n) Property rationalisation provision

Under UK GAAP in the 2003 financial year, a provision in connection with the rationalisation of the group's London office property portfolio was recognised. Under US GAAP, in accordance with SFAS No. 146, these costs are not recognised until the group fully exits and therefore ceases to use the affected properties. All these properties were exited by 31 December 2004.

(o) Revenue

Under UK GAAP, long-term contracts to design, build and operate software solutions are accounted for under SSAP 9 "Stocks and long-term contracts" and FRS 5 "Reporting the substance of transactions", under which turnover is recognised as earned over the contract period.

Under US GAAP, revenue of £162 million under these contracts is deferred in the 2005 financial year under SOP 97-2 "Software revenue recognition" and SAB 104, as vendor specific objective evidence to support the fair value of the separate elements to be delivered is unavailable. There was no impact on net income. Total deferred revenue and costs not recorded in UK GAAP at 31 March 2005 was £239 million (2004 – £77 million).

(p) Sale of investments and group undertakings

In November 2001, the group sold its O_2 business to mmO_2 plc for £18,489 million. Under UK GAAP, the transaction was recorded as a sale and BT recognised a loss on the sale in the amount of £992 million. Under US GAAP, the carrying value of the investment is recognised as a dividend distribution to the group's parent at the time of the transaction.

II Net income and shareholders' equity reconciliation statements

The following statements summarise the material estimated adjustments, gross of their tax effect, which reconcile net income and shareholders' equity from that reported under UK GAAP to that which would have been reported had US GAAP been applied.

Net income Years ended 31 March	2005 £m	2004 £m	2003 £m
Net income applicable to shareholders under UK GAAP	**2,504**	1,423	2,690
Restatement under UITF38 and UITF17 – see note 1	**–**	3	(4)
Net income applicable to shareholders under UK GAAP as previously reported	**2,504**	1,426	2,686
Adjustment for:			
Sale and leaseback of properties	**(83)**	(85)	(114)
Pension costs	**(212)**	(428)	(177)
Redundancy charges	**(20)**	20	–
Capitalisation of interest, net of related depreciation	**(13)**	(23)	(17)
Goodwill	**16**	12	(35)
Intangible asset amortisation	**–**	–	(26)
Financial instruments	**(411)**	(82)	731
Impairment	**(24)**	(24)	(24)
Employee share plans	**(15)**	(8)	(11)
Property rationalisation provision	**(5)**	(142)	147
Disposals of businesses	**–**	–	130
Deferred taxation	**3**	4	976
	1,740	670	4,266
Tax effect of US GAAP adjustments	**240**	222	(132)
Net income as adjusted for US GAAP	**1,980**	892	4,134

Shareholders' equity At 31 March	2005 £m	2004 £m
Shareholders' equity under UK GAAP	**23,482**	21,533
Restatement under UITF38 and UITF17 – see note 1	**–**	(1)
Ordinary shareholders' equity under UK GAAP as previously reported	**23,482**	21,532
Adjustment for:		
Sale and leaseback of properties	**(1,460)**	(1,377)
Sale of investments and group undertakings	**(18,489)**	(18,489)
Pension costs	**(5,219)**	(5,714)
Redundancy charges	**–**	20
Capitalisation of interest, net of related depreciation	**178**	195
Goodwill	**51**	124
Intangible assets	**78**	–
Financial instruments	**(371)**	(8)
Impairment	**77**	100
Property rationalisation provision	**–**	5
Deferred taxation	**(56)**	(59)
Dividend declared after the financial year end	**–**	454
	(1,729)	(3,217)
Tax effect of US GAAP adjustments	**1,736**	1,711
Shareholders' equity as adjusted for US GAAP	**7**	(1,506)

III Minority interests

Under US GAAP, the income to minority interests would have been unchanged (2004 – unchanged, 2003 – £27 million reduction) after adjusting for goodwill, amortisation and accounting for associates and joint ventures. Net assets attributable to minority interests would have been unchanged (2004 – unchanged) after adjusting for financial instruments.

IV Consolidated statements of cash flows

Under UK GAAP, the Consolidated Statements of Cash Flows are presented in accordance with UK Financial Reporting Standard No. 1 (FRS 1). The statements prepared under FRS 1 present substantially the same information as that required under SFAS No. 95.

Under SFAS No. 95 cash and cash equivalents include cash and short-term investments with original maturities of three months or less at the date of purchase. Under FRS 1 cash comprises cash in hand and at bank and overnight deposits, net of bank overdrafts.

Under FRS 1, cash flows are presented for operating activities; returns on investments and servicing of finance; taxation; capital expenditure and financial investments; acquisitions and disposals; dividends paid to the company's shareholders; management of liquid resources and financing. SFAS No. 95 requires a classification of cash flows as resulting from operating, investing and financing activities.

Cash flows under FRS 1 in respect of interest received, interest paid (net of that capitalised under US GAAP) and taxation would be included within operating activities under SFAS No. 95. Cash flows from purchases, sales and maturities of trading securities, while not separately identified under UK GAAP, are included within operating activities under US GAAP. Capitalised interest, while not recognised under UK GAAP, is included in investing activities under US GAAP. Dividends paid are included within financing activities under US GAAP.

The following statements summarise the statements of cash flows as if they had been presented in accordance with US GAAP, and include the adjustments which reconcile cash and cash equivalents under US GAAP to cash at bank and in hand reported under UK GAAP.

	2005 £m	2004 £m	2003 £m
Net cash provided by operating activities	4,581	4,628	3,395
Net cash (used) provided by investing activities	(2,012)	(3,460)	1,253
Net cash used in financing activities	(2,321)	(3,149)	(2,854)
Net increase (decrease) in cash and cash equivalents	248	(1,981)	1,794
Effect of exchange rate changes on cash	–	(5)	13
Cash and cash equivalents under US GAAP at beginning of year	945	2,931	1,124
Cash and cash equivalents under US GAAP at end of year	1,193	945	2,931
Short-term investments with original maturities of less than three months	(1,106)	(898)	(2,842)
Cash at bank and in hand under UK GAAP at end of year	**87**	**47**	**89**

V Current asset investments

Under US GAAP, investments in debt securities would be classified as either trading, available-for-sale or held-to-maturity. Trading investments would be stated at fair values and the unrealised gains and losses would be included in income. Securities classified as available-for-sale would be stated at fair values, with unrealised gains and losses, net of deferred taxes, reported in shareholders' equity. Debt securities classified as held-to-maturity would be stated at amortised cost. The following analyses do not include securities with original maturities of less than three months.

At 31 March 2005, the group held trading investments (as defined by US GAAP) with fair values totalling £339 million (2004 – £423 million). Held-to-maturity securities at 31 March 2005 and 2004 consisted of the following:

	Amortised cost £m	Estimated fair value £m
Commercial paper, medium-term notes and other investments at 31 March 2005	2,003	2,003
Commercial paper, medium-term notes and other investments at 31 March 2004	3,627	3,627

The contractual maturities of the held-to-maturity debt securities at 31 March 2005 were as follows:

	Cost £m	Fair value £m
Maturing on or before 31 March 2006	1,999	1,999
Maturing after 1 year through 5 years	4	4
Total at 31 March 2005	**2,003**	**2,003**

Available for sale investments at 31 March 2005 and 2004 consisted of the following:

	Amortised cost £m	Estimated fair value £m
Commercial paper, medium-term notes and other investments at 31 March 2005	1,147	1,147
Commercial paper, medium-term notes and other investments at 31 March 2004	214	214

The contractual maturities of the available for sale investments at 31 March 2005 were as follows:

	Amortised cost £m	Estimated fair value £m
Maturing on or before 31 March 2006	1,147	1,147
Maturing after 1 year through 5 years	–	–
Total at 31 March 2005	**1,147**	**1,147**

VI Pension costs

The following position for the main pension scheme is computed in accordance with US GAAP pension accounting rules under SFAS No. 87 and SFAS No. 88, the effect of which is shown in the above reconciliation statements.

The pension cost determined under SFAS No. 87 was calculated by reference to an expected long-term rate of return on scheme assets of 7.27% (2004 – 7.35%, 2003 – 6.90%). The components of the pension cost for the main pension scheme comprised:

	2005 £m	2004 £m	2003 £m
Service cost	507	388	453
Interest cost	1,745	1,657	1,707
Expected return on scheme assets	(1,897)	(1,646)	(1,813)
Amortisation of prior service costs	24	24	24
Amortisation of net obligation at date of limited application of SFAS No. 87	–	2	52
Amortisation of loss (gain)	263	378	(22)
Additional cost of termination benefits	–	1	60
Pension cost for the year under US GAAP	**642**	**804**	**461**

VI Pension costs continued

The information required to be disclosed in accordance with SFAS No. 132(R) concerning the funded status of the main scheme at 31 March 2004 and 31 March 2005, based on the valuations at 1 January 2004 and 1 January 2005, respectively, is given below.

Minimum liability, intangible asset and other comprehensive income	2005 £m	2004 £m
Plan assets at fair value	**29,169**	26,675
Accumulated benefit obligation	**33,160**	31,137
Minimum liability	**3,991**	4,462
Net amount recognised at end of year	**(2,535)**	(2,275)
Minimum additional liability	**1,456**	2,187
Intangible asset as at 31 March 2004:		
Unrecognised prior service cost	**(55)**	(79)
Accumulated other comprehensive income	**1,401**	2,108

Changes in benefit obligation	2005 £m	2004 £m
Benefit obligation at the beginning of the year	**32,448**	30,277
Service cost	**507**	388
Interest cost	**1,745**	1,657
Employees' contributions	**50**	148
Additional cost of termination benefits	**–**	1
Actuarial movement	**943**	1,428
Other changes	**7**	5
Benefits paid or payable	**(1,364)**	(1,456)
Benefit obligation at the end of the year	**34,336**	32,448

The benefit obligation and pension cost for the main pension scheme were determined using the following assumptions at 1 January 2003, 2004 and 2005:

	2005 per annum %	2004 per annum %	2003 per annum %
Discount rate	**5.3**	5.5	5.6
Rate of future pay increases	**3.6**	3.6	3.8
Rate of future pension increases	**2.6**	2.6	2.25

Contributions expected to be paid to the plan during the next fiscal year were estimated at £459 million.

Estimated future benefit payments are as follows:	£m
Year ending 31 March 2006	1,392
Year ending 31 March 2007	1,432
Year ending 31 March 2008	1,477
Year ending 31 March 2009	1,532
Year ending 31 March 2010	1,598
1 April 2010 to 31 March 2015	9,039

Changes in scheme assets	2005 £m	2004 £m
Fair value of scheme assets at the beginning of the year	**26,675**	22,757
Actual return on scheme assets	**3,419**	4,195
Employer's contributions[a]	**382**	1,026
Employees' contributions	**50**	148
Other changes	**7**	5
Benefits paid or payable	**(1,364)**	(1,456)
Fair value of scheme assets at the end of the year	**29,169**	26,675

VI Pension costs continued

Funded status under US GAAP	2005 £m	2004 £m
Projected benefit obligation in excess of scheme assets	(5,167)	(5,773)
Unrecognised prior service costs[b]	55	79
Other unrecognised net actuarial losses	2,577	3,419
Net amount recognised under US GAAP	(2,535)	(2,275)

[a] The employers' contributions for the year ended 31 March 2005 includes special contributions of £6 million paid June 2004 (2004 – £362 million paid in December 2003 and £380 million paid in March 2004).

[b] Unrecognised prior service costs on scheme benefit improvements, are being amortised over periods of 15 or 16 years commencing in the years of the introduction of the improvements.

Asset allocation

The Trustees of the main pension scheme approve the target asset allocation as well as deviation limits. The objective of the investment activities is to maximise investment return within an acceptable level of risk, taking into consideration the liabilities of the main pension scheme.

	Year ended 31 December 2004 Fair value £ bn	%	Target %
Equities	20.2	69	63
Fixed interest bonds	4.4	15	16
Index linked securities	2.7	9	9
Property	1.9	7	12
	29.2	100	100

	Year ended 31 December 2003 Fair value £ bn	%	Target %
Equities	17.1	65	65
Fixed interest bonds	3.9	15	15
Index linked securities	2.1	8	8
Property	3.2	12	12
	26.3	100	100

The assumption for the expected return in scheme assets is a weighted average based on an assumed expected return for each asset class and the proportions held of each asset class at the beginning of the year. The expected returns on bonds are based on the gross redemption yields at the start of the year. Expected returns on equities and property are based on a combination of an estimate of the risk premium above yields on government bonds and consensus economic forecasts of future returns. The expected return of 7.27% per annum used for the calculation of pension costs for the year ending 31 March 2005 is consistent with that adopted for FRS 17.

VII Income statement in US GAAP format

The group profit and loss accounts on pages 28 to 30 comply with UK GAAP and the directors believe they are in the most appropriate format for shareholders to understand the results of our business. We believe that it is important to show our results before deducting goodwill amortisation and exceptional items because these items predominantly relate to corporate transactions rather than the trading activities of the group. For SEC reporting purposes this presentation would be considered "non GAAP" and therefore the group has also prepared the following income statement which meets the SEC reporting format set forth in Item 10 of Regulation S-X. The financial numbers disclosed in the following income statement are prepared under UK GAAP.

VII Income statement in US GAAP format continued

	2005 £m	2004 £m[a]	2003 £m[a]
Revenue	**18,623**	18,519	18,727
Operating expenses:			
Payroll costs	**3,723**	3,733	3,667
Depreciation and amortisation	**2,856**	2,936	3,035
Payments to telecommunication operators	**3,725**	3,963	3,846
Other operating expenses	**5,693**	5,185	5,818
Total operating expenses	**15,997**	15,817	16,366
Net operating income	**2,626**	2,702	2,361
Other income, net	**551**	227	1,910
Net interest (expense) income	**166**	(941)	(1,439)
Income taxes	**(815)**	(539)	(459)
Minority interests	**1**	8	(12)
Equity in earnings (losses) of investees	**(25)**	(34)	329
Net income	**2,504**	1,423	2,690

[a] Restated following adoption of UITF17 and UITF38 (see note 1 on page 34)

VIII US GAAP developments

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 123R (SFAS 123R) "Share-Based Payment" which revises SFAS 123 and supersedes APB 25. SFAS 123R requires that the cost of all share-based payment transactions be recognised in the financial statements. SFAS 123R also establishes fair value as the measurement method in accounting for share-based payments to employees. BT adopted SFAS 123R on 1 April 2005 using the modified prospective transition method. BT estimates the application of the expensing provisions of SFAS 123R will result in a pretax expense of approximately £45 million in the 2006 financial year subject to additional grants and awards.

In December 2004, the FASB issued Statement of Financial Accounting Standards No. 153 (SFAS 153), "Exchanges of Non-monetary Assets – an amendment of APB Opinion No. 29". SFAS 153 addresses the measurement of exchanges of non-monetary assets. It eliminates the exception from fair value measurement for non-monetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29 "Accounting for Non-monetary Transactions" and replaces it with an exception for exchanges that do not have commercial substance. A non-monetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. As required by SFAS 153, we will adopt this new accounting standard effective 1 July 2005. The adoption of SFAS 153 is not expected to have a material impact on our financial position, results of operations or cash flows.

In November 2004, the FASB issued Statement of Financial Accounting Standards No. 151 (SFAS 151), "Inventory Costs – an amendment of ARB No. 43, Chapter 4", which clarifies that abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage) should be recognized as a current period expense. In addition, SFAS 151 requires that allocation of fixed production overhead to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after 15 June 2005. BT does not believe that the implementation of this standard will have a material impact on its financial position, results of operations or cash flows.

In October 2004, the EITF reached a consensus on Issue No. 04-1, 'Accounting for Pre-existing Relationships between the Parties to a Business Combination' ('EITF 04-1'). EITF 04-1 addresses the accounting treatment of pre-existing relationships between the parties of a business combination. The consensuses of EITF 04-1 should be applied to business combinations consummated and goodwill impairment tests performed in reporting periods beginning after the FASB ratified the consensuses at its 13 October 2004 FASB meeting. The Group will adopt the provisions of EITF 04-1 as of 1 April 2005. If it is determined that assets of an acquired entity are related to a pre-existing contractual relationship, thus requiring accounting separate from the business combination, BT will evaluate whether the acquiring entity of the group should recognise contractual relationships as assets separate from goodwill in that business combination.

VIII US GAAP developments continued

In September 2004, the EITF reached a consensus on EITF Issue No. 02-14 'Whether an Investor Should Apply the Equity Method of Accounting to Investments Other Than Common Stock', in which the Task Force reached the consensus that an investor that has the ability to exercise significant influence over the operating and financial policies of the investee should apply the equity method of accounting when it has an investment in common stock and/or an investment that is in-substance common stock. The consensus of this EITF is to be applied in reporting periods beginning after 15 September 2004. We do not believe the adoption of this standard will have a material impact on our financial position, results of operations or cash flows.

In March 2004, the EITF reached a consensus on EITF Issue No. 03-1, 'The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments' (EITF 03-1). The guidance prescribed a three-step model for determining whether an investment is other-than-temporarily impaired and requires disclosure for unrealised losses on investments. In September 2004, the FASB issued FASB Staff Position EITF 03-1-1 'Effective Date of Paragraphs 10-20 of EITF Issue No. 03-1' ('FSP EITF 03-1-1'). FSP EITF 03-1-1 delays the effective date for the measurement and recognition guidance contained in paragraphs 10-20 of EITF 03-1. The disclosure requirements of EITF 03-1 remain effective for fiscal years ending after 15 June 2004. No effective date for the measurement and recognition guidance has been established in FSP EITF 03-1-1. During the period of delay, FSP EITF 03-1-1 states that companies should continue to apply current guidance to determine if an impairment is other-than-temporary. The adoption of EITF 03-1, excluding paragraphs 10-20, did not impact the group. The group will assess the impact of paragraphs 10-20 of EITF 03-1 once the guidance has been finalised.

IX Supplemental unaudited pro forma information relating to businesses acquired during the year ended 31 March 2005

The following US GAAP pro forma information summarises the results of operations for the years indicated as if the Infonet and Albacom acquisitions had been completed as of the beginning of the years presented. The pro forma amounts do not purport to be indicative of the results that would have actually been obtained if the acquisitions had occurred as of the beginning of the years presented or that may be obtained in the future.

	2005 £m	2004 £m
Turnover	19,069	19,262
Profit for the financial year	1,296	707

Subsidiary undertakings, joint ventures and associates

BT Group plc is the parent company of the group. Brief details of its principal operating subsidiary undertakings, joint ventures and associates at 31 March 2005, other than the company, all of which were unlisted unless otherwise stated, were as follows:

	Activity	Group interest in allotted capital[b]	Country of operations[c]
Subsidiary undertakings			
Albacom SpA[de]	Communication related services and products provider	100% ordinary	Italy
BT Americas Inc.[d]	Communication related services and products provider	100% common	USA
BT Australasia Pty Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Australia
BT Cableships Limited[d]	Cableship owner	100% ordinary	International
BT Centre Nominee 2 Limited[d]	Property holding company	100% ordinary	UK
BT Communications Management Limited[d]	Telecommunication services provider	100% ordinary	UK
BT ESPANA, Compania de Servicios Globales de Telecommunicaciones, S.A.[d]	Communication related services and products provider	100% ordinary	Spain
BT Fleet Limited[d]	Fleet management company	100% ordinary	UK
BT (Germany) GmbH & Co. oHG[d]	Communication related services and products provider	100% ordinary	Germany
BT Global Services Limited[d]	International telecommunication network systems provider	100% ordinary	UK
BT Holdings Limited	Investment holding company	100% ordinary	UK
BT Hong Kong Limited[d]	Communication related services and products provider	100% ordinary 100% preference	Hong Kong
BT Limited[d]	International telecommunication network systems provider	100% ordinary	International
BT Nederland NV[d]	Communication related services and products provider	100% ordinary	Netherlands
BT Subsea Cables Limited	Cable maintenance and repair	100% ordinary	UK
BT US Investments LLC[d]	Investment holding company	100% ordinary	USA
Communications Networking Services (UK)[d]	Communication related services and products provider	100% ordinary	UK
Communications Global Network Services Limited[d]	Communication related services and products provider	100% ordinary	Bermuda
Esat Telecommunications Limited[dg]	Telecommunication services provider	100% ordinary	Ireland
Farland BV[cd]	Provider of trans-border fibre network across BT's partners in Europe	100% ordinary	International
Infonet Services Corporation[df]	Global managed network service provider	100% common	USA
Infonet USA Corporation[df]	Global managed network service provider	100% common	USA
Syntegra Limited	Systems integration and application development	100% ordinary	UK
Syntegra Groep BV[d]	Systems integration and application development	100% ordinary	Netherlands
Syntegra SA[d]	Systems integration and application development	100% ordinary	France
Syntegra (USA) Inc.[cd]	Systems integration and electronic business outsourcing services	100% common	International

[a] The group comprises a large number of companies and it is not practical to include all of them in this list. The list, therefore, only includes those companies that have a more significant impact on the profit or assets of the group. A full list of subsidiaries, joint ventures and associates will be annexed to the company's next annual return filed with the Registrar of Companies.

[b] The proportion of voting rights held corresponds to the aggregate interest percentage held by the holding company and subsidiary undertakings.

[c] All overseas undertakings are incorporated in their country of operations. Subsidiary undertakings operating internationally are all incorporated in England and Wales, except Farland BV and Syntegra (USA) Inc. which are incorporated in the Netherlands and USA, respectively.

[d] Held through intermediate holding company.

[e] In February 2005, BT acquired the remaining 74% economic interest in Albacom SpA, and is now 100% owned.

[f] In February 2005, BT acquired the Infonet group of companies.

[g] In April 2005 Esat Telecommunications Limited changed its name to BT Communications Ireland Limited.

bn = billions	Activity	Issued[a]	Share capital — Percentage owned	Country of operations[b]
Joint Ventures				
LG Telecom	Mobile cellular telephone system provider and operator	Won 1,386bn	16.586%[c]	Republic of South Korea

[a] Issued share capital comprises ordinary or common shares, unless otherwise stated. All investments are held through intermediate holding companies.

[b] Incorporated in the country of operations.

[c] Held through intermediate holding company.

Additional information for shareholders

Cautionary statement regarding forward-looking statements

Certain statements in this annual report are forward-looking and are made in reliance on the safe harbour provisions of the US Private Securities Litigation Reform Act of 1995. These statements refer to analyses and other information which are based on forecasts of future results and estimates of amounts not yet determinable. These statements include, without limitation, those concerning: BT's transformation strategy and its ability to achieve it; expected cost savings; growth of, and opportunities available in, the communications industry and BT's positioning to take advantage of those opportunities; expectations regarding competition, market shares, prices and growth; expectations regarding the convergence of technologies; growth and opportunities in new wave business (such as networked IT services, broadband and mobility); BT's network development and expansion plans; plans for the launch of new products and services; network performance and quality; the impact of regulatory initiatives on operations, including the regulation of the UK fixed wholesale and retail businesses; BT's possible or assumed future results of operations and/or those of its associates and joint ventures; BT's future dividend policy; capital expenditure and investment plans; adequacy of capital; financing plans; demand for and access to broadband and the promotion of broadband by third party service providers; and those preceded by, followed by, or that include the words "believes", "expects", "anticipates", "intends" or similar expressions.

Due to a number of new and revised Standards included within the body of Standards that comprise International Financial Reporting Standards, (IFRS) there is not yet a significant body of established practice on which to draw in forming opinions regarding interpretation and application. Accordingly, practice is continuing to evolve. At this preliminary stage, therefore, the full financial effect of reporting under IFRS as it will be applied and reported on in the group's first IFRS financial statements cannot be determined with certainty and may be subject to change.

Although BT believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Because these statements involve risks and uncertainties, actual results may differ materially from those expressed or implied by these forward-looking statements.

Factors that could cause differences between actual results and those implied by the forward-looking statements include, but are not limited to: material adverse changes in economic conditions in the markets served by BT and its lines of business; future regulatory actions and conditions in its operating areas, including competition from others in the UK and other international communications markets; selection by BT and its lines of business of the appropriate trading and marketing models for its products and services; technological innovations, including the cost of developing new products and the need to increase expenditures for improving the quality of service; the anticipated benefits and advantages of new technologies not being realised; developments in the convergence of technologies; prolonged adverse weather conditions resulting in a material increase in overtime, staff or other costs; the timing of entry and profitability of BT and its lines of business in certain communication markets; significant changes in market shares for BT and its principal products and services; fluctuations in foreign currency exchange rates and interest rates; to the extent that BT chooses to sell assets or minority interests in its subsidiaries, prevailing market levels for such sales; and general financial market conditions affecting BT's performance. BT undertakes no obligation to update any forward-looking statements whether as a result of new information, future events or otherwise.

Background

Telephone services in almost all of the UK were, until 1981, provided by the Post Office, which was a government department until 1969 when it was established as a state public corporation. In 1981, the postal and telecommunications services of the Post Office became the responsibility of two separate corporations, with British Telecommunications – under the trading name of British Telecom – taking over the telecommunications business.

British Telecommunications plc, the successor to the statutory corporation British Telecommunications, was incorporated in England and Wales on 1 April 1984 as a public limited company, wholly owned by the UK Government, as a result of the Telecommunications Act 1984. Between November 1984 and July 1993, the UK Government sold all of its shareholding in three public offerings.

BT Group was formed when the O_2 business, comprising what had been BT's mobile activities in the UK, the Netherlands, Germany and the Republic of Ireland, was demerged on 19 November 2001. British Telecommunications plc shares ceased trading on the London, New York and Tokyo stock exchanges on 16 November 2001. BT Group's shares commenced trading on the London and New York stock exchanges on 19 November 2001. As a result of the transaction BT plc became a wholly owned subsidiary of BT Group Investments Limited (BTGI), itself wholly owned by BT Group plc. Accordingly, the ordinary shares of BT plc were de-listed from the London Stock Exchange on 19 November 2001.

The registered office address of BT is 81 Newgate Street, London EC1A 7AJ. The company's agent in the USA is Charles Reach, 350 Madison Avenue, New York, NY 10017.

Notes prices

On 5 December 2000 BT issued four series of notes comprising US$2.8 billion notes due 2030 (the thirty-year Notes), US$3.0 billion 8.125% notes due 2010 (the ten-year Notes), US$3.1 billion 7.625% notes due 2005 (the five-year Notes) and US$1.1 billion floating rate notes due 2003 (the three-year Notes). The three-year Notes were redeemed at par on 15 December 2003.

The high and low prices for the Notes since issue as determined by indications or reports supplied by Bloomberg were as follows:

	Thirty-year Notes		Ten-year Notes		Five-year Notes		Three-year Notes	
	High	Low	High	Low	High	Low	High	Low
Year ended 31 March 2001	109.33	100.33	106.13	100.28	103.87	100.12	100.65	99.88
Year ended 31 March 2002	123.49	102.07	115.60	103.12	110.01	102.89	101.93	100.18
Year ended 31 March 2003	131.37	108.44	122.45	107.05	113.37	106.17	101.27	100.52
Year ended 31 March 2004								
First quarter	142.40	127.75	128.58	120.27	114.17	112.69	100.76	100.50
Second quarter	135.19	121.62	126.40	118.03	113.72	111.14	100.51	100.22
Third quarter	132.51	125.95	123.11	119.61	112.00	109.99	100.22	100.00
Fourth quarter	135.24	129.83	124.31	120.67	110.62	109.67	–	–
Full period	142.40	121.62	128.58	118.03	114.17	109.67	100.76	100.00
Year ended 31 March 2005								
First quarter	132.93	121.40	123.24	115.74	109.57	106.80	–	–
Second quarter	132.89	124.22	121.35	117.19	107.15	105.96	–	–
Third quarter	134.96	129.79	121.47	119.06	105.95	104.30	–	–
Fourth quarter	140.53	132.51	120.06	115.57	104.29	102.77	–	–
Full period	140.53	121.40	123.24	115.57	109.57	102.77	–	–
Last six months								
November 2004	133.67	130.33	121.21	119.27	105.58	104.74	–	–
December 2004	134.96	129.79	120.78	119.06	104.78	104.30	–	–
January 2005	136.87	132.51	119.82	119.21	104.29	103.84	–	–
February 2005	140.53	136.03	120.14	118.06	103.84	103.29	–	–
March 2005	138.87	132.76	118.21	115.80	103.28	102.77	–	–
April 2005	137.22	133.40	117.83	116.39	102.80	102.55	–	–

Memorandum and Articles of Association
The following is a summary of the principal provisions of the company's memorandum and articles of association ("Memorandum" and "Articles"), a copy of which has been filed with the Registrar of Companies.

Memorandum
The Memorandum provides that the company's principal objects are, among other things, to carry on any business of running, operating, managing and supplying telecommunication systems and systems of any kind for conveying, receiving, storing, processing or transmitting sounds, visual images, signals, messages and communications of any kind.

Articles
(a) Voting rights
In the following description of the rights attaching to the shares in the company, a "holder of shares" and a "shareholder" is, in either case, the person registered in the company's register of members as the holder of the relevant shares.

Subject to certain restrictions, on a show of hands, every shareholder present at any general meeting has one vote and, on a poll, every shareholder present in person or by proxy has one vote for each share which they hold or represent.

Voting at any meeting of shareholders is by a show of hands unless a poll is demanded by the chairman of the meeting or by any shareholder at the meeting who is entitled to vote (or the shareholder's proxy).

(b) Changes in capital

The company may by ordinary resolution:

(i) consolidate, or consolidate and then divide, all or any of its share capital into shares of a larger amount;

(ii) subject to the Companies Act 1995, divide all or part of its share capital into shares of a smaller amount;

(iii) cancel any shares which have not, at the date of the ordinary resolution, been taken or agreed to be taken by any person and reduce the amount of its share capital by the amount of the shares cancelled; and

(iv) increase its share capital.

The company may also:

(i) buy back its own shares; and

(ii) by special resolution reduce its share capital, any capital redemption reserve and any share premium account.

(c) Dividends

The company's shareholders can declare dividends by passing an ordinary resolution provided that no dividend can exceed the amount recommended by the directors. Dividends must be paid out of profits available for distribution. If the directors consider that the profits of the company justify such payments, they can pay interim and final dividends. Fixed dividends will be paid on any class of share on the dates stated for the payments of those dividends.

Any dividend which has not been claimed for 12 years after it was declared or became due for payment may be forfeited and will belong to the company unless the Directors decide otherwise.

(d) Distribution of assets on winding up

If the company is wound up (whether the liquidation is voluntary, under supervision of a court or by a court) the liquidator can, with the authority of an extraordinary resolution passed by the shareholders, divide among the shareholders all or any part of the assets of the company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can place whatever value the liquidator considers fair on any property and decide how the division is carried out between shareholders or different groups of shareholders. The liquidator can also, with the same authority, transfer any assets to trustees upon trusts for the benefit of members which the liquidator decides. The liquidation of the company can then be finalised and the company dissolved. No past or present members can be compelled to accept any shares or other property under the Articles which could give them a liability.

(e) Transfer of shares

Shares of the company may only be transferred in writing either by an instrument of transfer in the usual standard form or another form approved by the Board. The transfer form must be signed or made effective by or on behalf of the person making the transfer.

(f) General meetings of shareholders

The Board can decide to call general meetings. If there are not enough directors in the UK to call a general meeting, any director or shareholder may call a general meeting. If a meeting is not an annual general meeting it is called an extraordinary general meeting.

(g) Limitations on rights of non-resident or foreign shareholders

There are no limitations on the rights of non-resident or foreign shareholders.

(h) Directors

Directors' remuneration

The directors are entitled to the remuneration set by the company by an ordinary resolution. The directors may be paid their expenses properly incurred in connection with the business of the company.

The directors may grant pensions or other benefits to, among others, any director or former director or persons connected with them. However, the company can only provide these benefits to any director or former director who has not been an employee or held any other office or executive position in BT Group plc or any of its subsidiary undertakings, including the company, or to relations or dependants of, or people connected to, those directors or former directors, if the shareholders approve this by passing an ordinary resolution.

(i) Directors' votes

A director need not be a shareholder, but a director who is not a shareholder can still attend and speak at shareholders' meetings.

Unless the Articles say otherwise, a director cannot vote on a resolution about a contract in which the director has a material interest (this will also apply to interests of a person connected with the director). The director can vote if the interest is only an interest in BT Group plc shares, debentures or other securities. A director can, however, vote and be counted in a quorum in respect of certain matters in which he/she is interested as set out in the Articles.

Subject to the relevant legislation, the shareholders can by passing an ordinary resolution suspend or relax, among other things, the provisions relating to the declaration of the interest of a director in any contract or arrangement or relating to a director's right to vote and be counted in a quorum on resolutions in which he/she is interested to any extent or ratify any particular contract or arrangement carried out in breach of those provisions.

(j)   Directors' interests
If the legislation allows and the director has disclosed the nature and extent of the interest to the Board, the director can:
   (i) have any kind of interest in a contract with or involving the company (or in which the company has an interest or with or involving another company in which the company has an interest);
  (ii) have any kind of interest in a company in which the company has an interest (including holding a position in that company or being a shareholder of that company);
 (iii) hold a position (other than auditor) in the company or another company in which the company has an interest on terms and conditions decided by the Board; and
 (iv) alone (or through some firm with which the director is associated) do paid professional work (other than as auditor) for the company or another company in which the company has an interest on terms and conditions decided by the Board.

A director does not have to hand over to the company any benefit received or profit made as a result of anything permitted to be done under the Articles.

When a director knows that he/she is in any way interested in a contract with the company he/she must tell the other directors.

(k)   Retirement of directors
No person will be prevented from being or becoming a director simply because that person has reached the age of 70.

(l)   Directors' borrowing powers
To the extent that the legislation and the Articles allow, the Board may exercise all the powers of the company to borrow money, to mortgage or charge its business, property and assets (present and future) and to issue debentures and other securities, and give security either outright or as collateral security for any debt, liability or obligation of the company or another person.

Exchange controls and other limitations affecting security holders
There are currently no government laws, decrees or regulations in the United Kingdom that restrict the export or import of capital, including, but not limited to, UK foreign exchange control restrictions, or that affect the remittances of dividends or other payments to non-resident holders of the company's ordinary shares. There are no limitations under the laws of the United Kingdom restricting the right of non-residents to hold or to vote shares in the company.

Documents on display
All reports and other information that BT files with the US Securities and Exchange Commission may be inspected at the SEC's public reference facilities at room 1200, 450 Fifth Street, Washington, DC, USA. These reports may be accessed via the SEC's website at www.sec.gov.

Glossary of terms and US equivalents

Term used in UK annual report	US equivalent or definition
Accounts	Financial statements
Associates	Equity investees
Capital allowances	Tax depreciation
Capital redemption reserve	Other additional capital
Creditors	Accounts payable and accrued liabilities
Creditors: amounts falling due within one year	Current liabilities
Creditors: amounts falling due after more than one year	Long-term liabilities
Debtors: amounts falling due after more than one year	Other non-current assets
Employee share schemes	Employee stock benefit plans
Finance lease	Capital lease
Financial year	Fiscal year
Fixed asset investments	Non-current investments
Freehold	Ownership with absolute rights in perpetuity
Gearing	Leverage
Inland calls	Local and long-distance calls
Interests in associates and joint ventures	Securities of equity investees
Investment in own shares	Treasury Shares
Loans to associates and joint ventures	Indebtedness of equity investees not current
Net book value	Book value
Operating profit	Net operating income
Other debtors	Other current assets
Own work capitalised	Costs of group's employees engaged in the construction of plant and equipment for internal use
Profit	Income, earnings
Profit and loss account (statement)	Income statement
Profit and loss account (under "capital and reserves" in balance sheet)	Retained earnings
Profit for the financial year	Net income
Profit on sale of fixed assets	Gain on disposal of non-current assets
Provision for doubtful debts	Allowance for bad and doubtful accounts receivable
Provisions	Long-term liabilities other than debt and specific accounts payable
Recognised gains and losses (statement)	Comprehensive income
Redundancy charges	Early release scheme expenses
Reserves	Shareholders' equity other than paid-up capital
Share based payment	Stock compensation
Share premium account	Additional paid-in capital or paid-in surplus (not distributable)
Shareholders' funds	Shareholders' equity
Stocks	Inventories
Tangible fixed assets	Property, plant and equipment
Trade debtors	Accounts receivable (net)
Turnover	Revenues

Cross reference to Form 20-F

The information in this document that is referred to in the following table shall be deemed to be filed with the Securities and Exchange Commission for all purposes:

Required Item in Form 20-F	Where information can be found in this Annual Report	
Item	**Section**	**Page**
1 **Identity of directors, senior management and advisors**	Not applicable	
2 **Offer statistics and expected timetable**	Not applicable	
3 **Key information**		
3A Selected financial data	Omitted due to reduced disclosure format	
3B Capitalisation and indebtedness	Not applicable	
3C Reasons for the offer and use of proceeds	Not applicable	
3D Risk factors	Omitted due to reduced disclosure format	
4 **Information on the company**		
4A History and development of the company	Business review	
	Introduction	2
	Additional information for shareholders	
	Background	82
4B Business overview	Business review	2
	Additional information for shareholders	
	Cautionary statement regarding forward-looking statements	82
4C Organisational structure	Business review	
	Introduction	2
	Subsidiary undertakings, joint ventures and associates	81
4D Property, plants and equipment	Business review	
	Property	4
5 **Operating and financial review and prospects**		
5A Operating results	Financial review	7
	Additional information for shareholders	
	Cautionary statement regarding forward-looking statements	82
5B Liquidity and capital resources	Financial review	
	Capital resources	16
	Critical accounting policies	17
	Additional information for shareholders	
	Cautionary statement regarding forward-looking statements	82
	Consolidated financial statements	
	Notes to the financial statements	
	Loans and other borrowings	53
	Financial commitments and contingent liabilities	58
	Financial instruments and risk management	65
5C Research and development, patents and licences	Omitted due to reduced disclosure format	
5D Trend information	Omitted due to reduced disclosure format	
5E Off-balance sheet arrangements	Financial review	
	Off-balance sheet arrangements	15
5F Tabular disclosure of contractual obligations	Omitted due to reduced disclosure format	
6 **Directors, senior management and employees**		
6A Directors and senior management	Omitted due to reduced disclosure format	
6B Compensation	Omitted due to reduced disclosure format	
6C Board practices	Omitted due to reduced disclosure format	
6D Employees	Financial review	
	Line of business results	10
	Consolidated financial statements	
	Notes to financial statements	
	People employed	64
6E Share ownership	Omitted due to reduced disclosure format	
7 **Major shareholders and related party transactions**		
7A Major shareholders	Omitted due to reduced disclosure format	
7B Related party transactions	Omitted due to reduced disclosure format	
7C Interests of experts and counsel	Not applicable	
8 **Financial information**		
8A Consolidated statements and other financial information	See item 18 below.	
	Business review	
	Legal proceedings	6
	Consolidated financial statements	
	Notes to the financial statements	
	Financial commitments and contingent liabilities	58
	Additional information for shareholders	
	Memorandum and Articles of Association	
	Articles	
	Dividends	84
8B Significant changes	Financial review	
	Capital resources	16
9 **The offer and listing**		
9A Offer and listing details	Not applicable	
9B Plan of distribution	Not applicable	
9C Markets	Not applicable	
9D Selling shareholders	Not applicable	
9E Dilution	Not applicable	
9F Expenses of the issue	Not applicable	

Required Item in Form 20-F	Where information can be found in this Annual Report	
Item	Section	Page
10 Additional information		
10A Share capital	Not applicable	
10B Memorandum and articles of association	Additional information for shareholders	
	Memorandum and Articles of Association	83
10C Material contracts	Omitted due to reduced disclosure format	
10D Exchange controls	Additional information for shareholders	
	Exchange controls and other limitations affecting security	
	holders	85
10E Taxation	Not applicable	
10F Dividends and paying agents	Not applicable	
10G Statement by experts	Not applicable	
10H Documents on display	Additional information for shareholders	
	Documents on display	85
10I Subsidiary information	Not applicable	
11 Quantitative and qualitative	Financial review	
disclosures about market risk	Treasury policy	15
	Foreign currency and interest rate exposure	16
	Consolidated Financial Statements	
	Notes to the financial statements	
	Financial instruments and risk management	65
12 Description of securities other than equity securities	Not applicable	
13 Defaults, dividend arrearages and delinquencies	Not applicable	
14 Material modifications to the rights of security holders and use of		
proceeds	Not applicable	
15 Controls and Procedures	Report of the directors	
	US Sarbanes-Oxley Act of 2002	22
16A Audit Committee financial expert	Omitted due to reduced disclosure format	
16B Code of Ethics	Omitted due to reduced disclosure format	
16C Principal accountants fees and services	Consolidated Financial Statements	
	Notes to the financial statements	
	Auditors	64
16E Purchase of equity securities by the issuer and affiliated purchasers	Not applicable	
17 Financial statements	Not applicable	
18 Financial statements	Report of the independent auditors	24
	Accounting policies	25
	Consolidated financial statements	25
	United States Generally Accepted Accounting Principles	70



British Telecommunications plc
Registered office: 81 Newgate Street, London EC1A 7AJ
Registered in England No. 1800000
Produced by BT Group
Typeset by St Ives Burrups
Printed in England by Vitesse Printing Co Ltd
Printed on elemental chlorine-free paper sourced from
sustainably managed forests

www.bt.com

PHME 47825